Exhibit 99.1

Management Proxy Circular and Notice of Annual Meeting of Shareholders

June 10, 2026

YOUR VOTE AND PARTICIPATION AS A SHAREHOLDER IS IMPORTANT. Please read this document and vote.

Notice of Annual Meeting of Shareholders of Thomson Reuters Corporation

We are pleased to invite you to attend our 2026 annual meeting of shareholders.

When	Where
Wednesday, June 10, 2026 12:00 p.m. (Eastern Daylight Time)

Roy Thomson Hall

60 Simcoe Street

Toronto, Ontario, Canada

A live audio webcast will be available on our website at www.thomsonreuters.com. A replay of the webcast will be posted on our website after the meeting.

To our Shareholders,

We are pleased to invite you to attend the 2026 Thomson Reuters annual meeting of shareholders on Wednesday, June 10, 2026 at 12:00 p.m. (Eastern Daylight Time). Our company will be holding this meeting in-person at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. A live audio webcast of the meeting will also be available on our website at www.thomsonreuters.com. A replay of the webcast will be posted on our website after the meeting.

Business of the Meeting

At the meeting, shareholders will be asked to:

1. Receive our consolidated financial statements for the year ended December 31, 2025 and the auditor’s report on those statements;

2. Elect directors;

3. Appoint PricewaterhouseCoopers LLP as the auditor and authorize the directors to fix the auditor’s remuneration;

4. Consider an advisory resolution on executive compensation;

5. Consider the shareholder proposal set forth in the accompanying management information circular; and

6. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

You can read about each of these items in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2025 performance and our plans for Thomson Reuters going forward. Shareholders in attendance will have an opportunity to ask questions.

Participating in the Meeting

The process for participating in the meeting depends on whether you’re a registered or non-registered shareholder. You can find more information about these terms in the “Voting Information and How to Attend” section of the accompanying management proxy circular.

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Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the meeting, submit or ask questions and vote at the meeting in person.

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If you are a non-registered shareholder (or “beneficial owner”) who wishes to attend the meeting, submit or ask questions and vote in-person, you have to appoint yourself as proxyholder first and then also register with our transfer agent, Computershare Trust Company of Canada. If you’re a non-registered shareholder and don’t appoint yourself as proxyholder, you can still attend the meeting as a guest, but you won’t be able to submit or ask questions or vote at the meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to Computershare Trust Company of Canada.

Please carefully follow the instructions in the “Voting Information and How to Attend” section of the accompanying management proxy circular and on your form of proxy or voting instruction form (VIF).

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 13, 2026.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Notice-And-Access

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, www.thomsonreuters.com, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

Voting

Your vote is important. If you’re unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, June 8, 2026 or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson Chairman of the Board	Steve Hasker President & Chief Executive Officer

April 15, 2026

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Letter to Shareholders

We will be holding this year’s annual meeting of shareholders in-person at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. This circular provides information and instructions regarding how to participate in the annual meeting.

To our Shareholders,

Technology advancements and disruptions continue to alter the business landscape. Thomson Reuters remains steadfast in its commitment to our customers — delivering trusted solutions that empower them to move faster, make smarter decisions, and lead with confidence. In 2025, we solidified our position as a leading artificial intelligence (AI) technology company with unmatched expertise, authoritative content, and seamlessly connected workflows.

We witnessed a pivotal shift from generative AI to agentic AI, and led the way for our customers. We pushed the boundaries of AI innovation and maintained a disciplined approach to building and deploying these capabilities responsibly. The latter commitment strengthens the trust our customers place in us as we shape the future of professional work together.

2025 Achievements

We continue to advance our “Build, Partner, Buy” strategy at pace by leveraging our scale, expertise, and curated content to deliver industry-leading AI solutions, while safeguarding our customers’ data.

Our disciplined approach accelerates innovation and ensures we deliver trusted solutions faster, creating sustainable value for customers and shareholders. We are confident in our competitive differentiators which include our comprehensive authoritative content and tools — such as Westlaw, Practical Law and Checkpoint — enriched by more than 1,500 attorney editors and 2,500 subject matter experts, with decades of experience serving high-stakes workflows where accuracy and reliability are non-negotiable.

Building Industry-Leading Solutions

2025 marked an important milestone in our agentic AI journey — building systems that can plan, reason, act, and adapt inside professionals’ daily workflows.

CoCounsel Legal, powered by Deep Research grounded in Westlaw and Practical Law, is purpose-built to deliver rigorous, end-to-end legal research results. For Tax, Audit & Accounting Professionals, we launched CoCounsel for Tax & Audit. For corporate professionals, ONESOURCE+ is an intelligent compliance network that helps enterprises drive efficiency, reduce risk, and unlock growth. These solutions are transforming how our customers work, helping them make decisions faster, and with greater confidence.

Thomson Reuters is building its first vertical — specific legal Large Language Model (LLM) for professional workflows, leveraging talent and technology acquired through the Safe Sign acquisition and Thomson Reuters proprietary content and domain expertise.

Investing in AI-Powered Solutions

In 2025, we invested $843 million on acquisitions, with a focus on accelerating generative and agentic AI capabilities. We acquired SafeSend, a cloud-native provider that automates the last mile of the tax preparation workflow, and Additive, which uses cutting-edge AI to automate tax document processing. Also, as part of our international business growth strategy, we acquired TimeBase, a leading provider of information in Australia to find, search, and track legislation.

Recognition, Growth and Impact

Thomson Reuters has been positioned as a leader in two IDC MarketScape reports for its ONESOURCE Global Trade product, which manages trade compliance for cross border shipments, including classification, customs requirements, and duties.

We also released our third annual Future of Professionals Report, which surveyed 2,200-plus knowledge workers. The study found that organizations with a visible and clearly articulated AI strategy stated they are twice as likely to experience revenue growth compared to those with ad hoc approaches. The findings reinforce our commitment to aiding professionals to effectively leverage AI to drive value and growth.

A year of breakthrough innovation was matched by another year of good financial results, meeting 2025 guidance metrics for organic revenue growth, adjusted EBITDA margin and free cash flow. Our company’s revenues increased 3%, while organic revenues increased by 7%*, driven by 9%* organic growth for the “Big 3” segments — Legal Professionals, Corporates, and Tax, Audit and Accounting Professionals. Operating profit was $2.1 billion, and our diluted earnings per share was $3.33. Our adjusted EBITDA for the year increased 6% to $2.9 billion* and the related margin rose 100bp to 39.2%*. Adjusted earnings per share grew to $3.92*, compared to $3.77* in 2024. We generated net cash from operating activities of over $2.6 billion and free cash flow of over $1.9 billion*.

We also proudly joined the Nasdaq-100, an important milestone reflecting our evolution from a trusted content company to a pioneering technology company.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Amid ongoing geopolitical volatility, Reuters continues to provide award-winning journalism to a worldwide audience. Our newsroom was recognized with a Pulitzer Prize for investigative reporting on the fentanyl trade, along with awards from the Overseas Press Club, Pictures of the Year International, Society of Publishers in Asia, and more. Reuters journalist Ivan Lyubysh-Kirdey received Ukraine’s Gongadze Prize, honoring his bravery and integrity chronicling the Ukraine-Russia conflict.

Our Opportunity

Thomson Reuters has devoted decades to assisting professionals find, verify, and use trusted information to make business-critical decisions. As AI evolves from answering questions to handling multi-step tasks, the stakes are higher than ever, especially in legal, tax, risk and compliance where accuracy remains paramount.

Naturally, we are doubling down in 2026 and continue to advance AI through our Build, Partner, Buy strategy. We are building key capabilities in-house, partnering where it speeds time-to-market, and acquiring when it strengthens our offering. With approximately $9 billion of capacity for M&A and organic investment through to 2028, we will accelerate innovation and deliver trusted solutions faster, creating sustainable value for customers and shareholders.

Leading in AI starts with our people. We are building and developing teams and talent with deep expertise in AI, product development, security, and the domains we serve. Our colleagues truly understand both the technology and the high-stakes environments where AI is deployed. We are committed to maintaining a work environment where our colleagues can apply their creativity and expertise to creating systems that meet the highest professional standards and solve problems that matter.

Our Role in the World

Guided by our Purpose and Trust Principles, our focus continues to be about putting our customers at the center of everything we do. The mindset shapes how we work, innovate, and deliver — helping our customers to navigate the most complex challenges of our time. The relentless focus on our customers is fueled by a commitment and dedication of our colleagues whose contributions drive our success every day.

We are reimagining the future of work itself, as we continue to build our AI-first culture with our 27,000-plus colleagues around the globe. 85% of employees to date actively incorporate AI tools into their workflow. As usage expands, we remain guided by our Data and AI Ethics Principles, which ensure trustworthiness in how we design, develop, and deploy AI.

In an era of heightened geopolitical uncertainty and escalating conflicts worldwide, our Reuters colleagues carry a profound responsibility to report world events with accuracy, integrity, and freedom from bias — and to do so safely. We were deeply saddened by the tragic deaths of our Reuters colleagues, cameraman Hussam al-Masri and freelance visual journalist Moaz Abu Taha while reporting in Gaza. Their loss underscores the vital importance of independent journalism and our ongoing commitment to the safety of journalists worldwide.

Through our Social Impact Institute, we uphold our human rights and environmental commitments while fostering innovation, community investment, and sustainable corporate citizenship. Our colleagues contributed more than 63,000 volunteer hours in 2025 through initiatives like the Social Impact Sprint and Global Volunteer Day. In addition, the Thomson Reuters Institute’s partnership with the National Center for State Courts continues to focus on enabling the courts to make better informed decisions about AI adoption and use.

We were deeply saddened by the passing of our board colleague, Michael E. Daniels, in March 2026. Mike brought exceptional judgment, perspective, and integrity to Thomson Reuters, informed by a distinguished 36-year career at IBM, where he held senior leadership roles through periods of significant growth and transformation. We remain grateful for his many contributions to our company.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

As we continue our growth as a world-leading AI technology company, our Purpose to Inform the Way Forward unites our work across every dimension — delivering innovative solutions for our customers, fostering an AI-first culture with our colleagues, upholding the integrity of independent journalism and advancing justice and opportunity in society. Thomson Reuters is buoyed by the opportunities ahead and remains deeply grateful to our shareholders for your continued support in this vital mission.

David Thomson

Chairman of the Board

Steve Hasker

President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2025 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

*	Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

REUTERS/Agustin Marcarian

Management Proxy Circular and Notice of Annual Meeting of Shareholders

REUTERS/Jorge Silva

Shareholder resources on our website

Annual Meeting of Shareholders

•	Management proxy circular – www.thomsonreuters.com/2026AGMcircular/

•	Annual report – www.thomsonreuters.com/2025annualreport/

Corporate Governance Documents

•	Corporate Governance Guidelines, Board committee charters, and position descriptions – ir.thomsonreuters.com/corporate-governance/governance-highlights

Environmental, Social and Governance (ESG)

•	Social Impact & ESG Report – www.thomsonreuters.com/en/about-us/social-impact.html

•	Code of Business Conduct and Ethics – ir.thomsonreuters.com/corporate-governance/code-conduct

•	Supply Chain Ethical Code – www.thomsonreuters.com/en/resources/global-sourcing-procurement.html

•	Human Rights Policy – www.thomsonreuters.com/en/policies/human-rights-policy.html

•	Modern Slavery Act Transparency Statement – www.thomsonreuters.com/en/modern-slavery-act.html

Products and Services – www.thomsonreuters.com

Investor Relations – ir.thomsonreuters.com

Management Proxy Circular and Notice of Annual Meeting of Shareholders

  Frequently Referenced Information

Auditor Fees	51

Director Biographies	19-26

Director Compensation	27-30

Director Independence	17

ESG	53-55

Executive Compensation	83-94

Financial Performance	58

Human Capital Management	49

Peer Groups	66-67

Say on Pay	56

   Management Proxy Circular and Notice of Annual Meeting of Shareholders

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Fast Facts About Thomson Reuters

Thomson Reuters powers business-critical professions with AI they can trust in the moments that matter. We unite unparalleled expertise, proprietary content, and seamless workflows to help our customers move with speed, think with clarity, and lead with confidence. Across our products, we combine highly specialized software and insights to empower professionals with the data, intelligence and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

The table below describes some of our key operating characteristics:

Attractive

Industry

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Currently our “Big 3” segments operate in an estimated $31 billion market expected to grow between 8% and 11% over the next 5 years

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Legal, Tax & Risk markets are prime for content-driven innovation

Balanced and

Diversified

Leadership

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A leader in our “Big 3” and Reuters segments

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Resilient businesses, historically stable, through periods of macroeconomic uncertainty

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Approximately 450,000 customers; largest customer is approximately 5% of revenues*

Attractive Business Model • 81% of revenues were recurring in 2025 • Fixed cost model supports operating leverage as we grow • Strong and consistent cash generation capabilities

Strong

Competitive

Positioning

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Proprietary content plus data and human expertise combined with artificial intelligence (AI) and machine learning (ML) are key differentiators

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Products deeply embedded in customers’ daily workflows

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92% retention rate in 2025

Disciplined

Financial

Policies

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Focused and incentivized on organic revenue growth and free cash flow growth

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Balance investing in business and returning capital to shareholders

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Committed to maintaining investment grade rating with stable capital structure

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Significant potential capital capacity affords optionality

*	The news agreement with the Data & Analytics business of London Stock Exchange Group plc (LSEG).

 2025 full-year results:

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Revenues – US$7.5 billion

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Operating profit – US$2.1 billion

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Adjusted EBITDA margin* – 39.2%

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Diluted earnings per share (EPS) – US$3.33

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Adjusted EPS* – US$3.92

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Net cash provided by operating activities – US$2.65 billion

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Free cash flow* – US$1.95 billion

 Stock exchange listings (Symbol: TRI):

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Toronto Stock Exchange (TSX)

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The Nasdaq Stock Market LLC (Nasdaq)

Stock prices:

Closing price (April 13, 2026): C$120.61/US$87.43

High (2025): C$293.53/ US$214.21

Low (2025): C$178.26/ US$128.65

Market capitalization (April 13, 2026):

US$38.7 billion

Dividend per common share (as of April 13, 2026):

$0.655 quarterly ($2.62 annualized)

33 consecutive years of common share dividend increases.

All revenue information reflected in the first table above is based on our 2025 full-year results. Our “Big 3” segments refer to our Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments combined.

For more information about our company, visit www.thomsonreuters.com

*	Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 3

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, June 10, 2026. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated:

•	information is as of April 13, 2026;

•	all dollar amounts in this circular are expressed in U.S. dollars;

•	applicable amounts translated to U.S. dollars from Canadian dollars utilized the average Canadian/U.S. dollar month-end exchange rate for 2025, which was C$1 = US$0.71621; and

•	applicable amounts translated to U.S. dollars from Swiss francs utilized the average Swiss franc/U.S. dollar month-end exchange rate for 2025, which was CHF 1 = US$1.21028.

In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information and How to Attend” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Karen Toro.

Page 4	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Business of the Meeting

Highlights

This year’s meeting will cover the following items of business. Additional information is provided in this circular.

Item of Business							Board Vote Recommendation

1. Financial statements

Receipt of our 2025 audited financial statements.

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Our 2025 annual consolidated financial statements are included in our 2025 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

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Shareholders who requested a copy of the 2025 annual report will receive it by mail or e-mail.

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Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

							N/A

2. Election of Directors (page 15 of the circular)

At the meeting, 14 individuals are proposed to be elected to our Board of Directors. 12 of these individuals are currently directors of our company.

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The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate. Michael Medline and Liz Hilton Segel are new director nominees. Kirk Koenigsbauer will complete his service on the Board at this meeting.

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A majority of our director nominees are independent and five of our director nominees (David Thomson, Peter Thomson, Michael Friisdahl, Michael Medline and Paul Sagan) are affiliated with our principal shareholder, Woodbridge. Only one director (our CEO, Steve Hasker) is a member of management.

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The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate.

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Shareholders vote annually for individual directors. At last year’s annual meeting, our director nominees who are standing for re-election received an average of 98.9% “for” votes.

The director nominees for this year’s meeting are:

							✓ FOR each director nominee
Name	Age	Director Since	Principal occupation	Committees	Overall Attendance at Board Meetings in 2025	Other public boards
David Thomson	68	1988	Chairman of Woodbridge	–	100%	–
Steve Hasker	56	2020	President and CEO of Thomson Reuters	–	100%	1
Kirk E. Arnold ✓	66	2020	Former CEO of Data Intensity, LLC	CG, HR, R	100%	1
LaVerne Council ✓	64	2022	CEO of Emerald One	A, R	100%	2
Michael Friisdahl	63	2025	Former Executive Chairman of Signature Aviation	CG, HR	100%	–
Michael Medline	62	–	President & CEO, Woodbridge	–	–	1
Deanna Oppenheimer ✓	68	2020	Founder, Cameoworks	A, CG	100%	1
Simon Paris ✓	56	2020	CEO of Unit4	CG, HR	100%	–
Kim M. Rivera ✓	57	2019	Chief Legal and Business Affairs Officer at OneTrust	A, R	100%	1
Paul Sagan	67	2025	Catalyst Advisor and former Managing Director at General Catalyst	R	100%	2
Barry Salzberg ✓	72	2015	Former Global CEO of Deloitte	A, CG, HR, R	100%	–
Liz Hilton Segel ✓	55	–	Former Managing Partner McKinsey North America	–	–	–
Peter J. Thomson	60	1995	Chairman of Woodbridge	HR	100%	–
Beth Wilson ✓	57	2022	Former Chair of the Chartered Professional Accountants of Canada	A, HR	100%	2
✓= independent Committee legend: A = Audit; CG = Corporate Governance; HR = Human Resources; and R = Risk

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 5

Item of Business					Board Vote Recommendation

3. Appointment of PricewaterhouseCoopers LLP as Auditor (page 51 of the circular)

We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2027 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.

					✓ FOR

4. Advisory resolution on executive compensation (page 56 of the circular)

We will have a non-binding advisory resolution on executive compensation, which is sometimes called “say on pay”. This will provide you with an opportunity to provide a view on our company’s approach to executive compensation, as described in this circular.

					✓ FOR

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value.

Consistent with our long-standing core business and governance principles, “pay for performance” continued to be a key part of our compensation philosophy for our named executive officers in 2025.

✓ 2025 compensation decisions were aligned with our strategic objectives – During 2025, the HR Committee actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture. Our 2025 compensation program focused the organization on strong performance and organic growth, and it enabled Thomson Reuters to attract, engage and retain the talent needed to execute our short-term and long-term strategy. We believe that our 2025 compensation program appropriately balanced risk and reward.

In 2025, a significant portion of executive pay was at risk and linked to both operational performance and stock price. Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year. The table below reflects summary 2025 compensation information for our named executive officers:

Named executive officer	Base salary	Target annual incentive award (cash) –percentage of base salary	Long-term incentive award (equity-based) – percentage of base salary	“At risk” percentage
Steve Hasker President and Chief Executive Officer	C$1,605,000 (US$1,149,517)	200%	725%	90%
Mike Eastwood Chief Financial Officer	C$950,000 (US$680,400)	125%	325%	82%
Kirsty Roth Chief Operations and Technology Officer	CHF685,000 (US$829,044)	125%	300%	81%
David Wong Chief Product Officer	C$850,000 (US$608,779)	125%	350%	83%
Paul Bascobert President, Reuters News	US$750,000	125%	200%	76%

✓ Our compensation program is strongly aligned with shareholder value – Our executive officer compensation is aligned with total shareholder value and is tied to key financial and strategic drivers of sustained value creation. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

Named executive officer	Share Ownership Guideline (base salary multiple)
Steve Hasker	6x
Mike Eastwood	4x
Kirsty Roth, David Wong, and Paul Bascobert	3x

✓ We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – The HR Committee uses a global peer group for executive compensation purposes. For compensation benchmarking of executive officers based in Toronto, the HR Committee also uses a separate Canadian peer group as a secondary reference point.

✓ Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (Frederic W. Cook & Co., Inc. or “FW Cook”) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, an average of approximately 98% of votes have been cast “for” our “say on pay” advisory resolutions.

Page 6	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Item of Business	Board Vote Recommendation

✓ We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. Based on the independent advisor’s review, the HR Committee has concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

What we do

✓  The HR Committee is comprised of a majority of independent directors and it uses an independent executive compensation consultant to assess our executive compensation programs;

✓  Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

✓  The base salary component of each executive’s compensation is fixed;

✓  Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

✓  The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are aligned with the company’s strategic objectives;

✓  Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓  Our annual incentive awards and performance restricted share units (PRSUs) issued as part of long-term incentive awards have caps for the maximum potential payouts;

✓  Our HR Committee has authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

✓  We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓  We have two clawback policies which permit us to seek reimbursement from the CEO and all other executive officers in certain circumstances.

What we don’t do

X   Executive officers are prohibited from hedging or pledging company shares;

X   We don’t offer single trigger change of control rights or excise tax gross-up payments;

X   We don’t guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;

X   We don’t guarantee increases to base salaries or target incentive award opportunities;

X   We don’t reprice stock options, grant reload stock options or “spring load” equity awards to enable recipients to benefit from the release of confidential information;

X   We don’t include unvested RSUs or vested/unvested stock options in the calculation of share ownership guidelines; and

X   We don’t offer excessive perquisites.

Pleasesee the “Compensation Discussion and Analysis” section of this circular for additional information.

5. Shareholder Proposal (page B-1 of the circular) Consider the shareholder proposal set out in Appendix B of this circular.	X AGAINST

6. Other business

If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.

N/A

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 7

Voting Information and How to Attend

What is the format of the meeting?

We are holding an in-person meeting at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. A live audio webcast of the meeting will also be available on our website at www.thomsonreuters.com. A replay of the webcast will be posted on our website after the meeting.

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on April 13, 2026 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of April 13, 2026, there were 442,962,430 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, during the meeting in-person or by proxy, is required to approve each item of business.

Woodbridge (together with its affiliates), our principal and controlling shareholder, beneficially owned approximately 71% of our outstanding common shares as of April 13, 2026. Woodbridge has advised our company that it will vote FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more “withhold” votes than “for” votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the Board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the Board as to whether to accept it. The Board will accept resignations, except in exceptional circumstances. The Board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable). As Woodbridge has indicated that it will vote FOR the election of each director nominee, each director will receive more than a majority of votes at the meeting.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote during the meeting in-person at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•

You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

–	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

–	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

Page 8	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Registered shareholders

You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS)
on the records of our transfer agent, Computershare Trust Company of Canada.

If you want to vote by proxy before the meeting

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder.

You may give voting instructions through the Internet, mail or telephone. Please refer to your proxy form for instructions.

If you want to attend and vote at the meeting

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your proxy form) to attend the meeting on your behalf and vote your shares as your proxyholder. To do so, please follow these steps:

1.   Submit your proxy form – Appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder.

You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted.

2.  Proxyholder Registration – The third-party proxyholder should then register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

You may choose anyone to be your proxyholder – the person does not have to be another shareholder.

Deadline for returning your proxy form	Your completed proxy must be received by Computershare Trust Company of Canada by 5:00 p.m. (Eastern Daylight Time) on Monday, June 8, 2026.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 9

Non-registered shareholders

You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or
you hold Depositary Interests representing our common shares which are held in the name of
Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

If you want to vote by proxy before the meeting

If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

If you want to attend and vote at the meeting

If you are a non-registered shareholder and you wish to ask questions or vote at the meeting, you should do one of the following:

• If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

• If you have received a VIF from your intermediary, follow your intermediary’s instructions for completing the form.

It is important that you comply with the signature and return instructions provided by your intermediary.

You will then need to register with representatives of Computershare Trust Company of Canada when you arrive at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these additional steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 14th Floor, 320 Bay Street, Toronto, Ontario M5H 4A6, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 8, 2026. You may also present your proxy in person at the meeting.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your voting instruction form) to attend the meeting on your behalf and vote your shares as your proxyholder. You may choose anyone to be your proxyholder – the person does not have to be another shareholder. To do so, please follow these steps:

1.   Appoint the Proxyholder – If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

2.  Proxyholder Registration – The third-party proxyholder should then register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

Page 10	Management Proxy Circular and Notice of Annual Meeting of Shareholders

If you are a non-registered shareholder located in the United States and you wish to appoint a third party as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these additional steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 14th Floor, 320 Bay Street, Toronto, Ontario M5H 4A6, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 8, 2026. You may also present your proxy in person at the meeting.

If you want to attend the meeting as a guest	Guests, including non-registered shareholders who have not duly appointed themselves as proxyholders, may attend but are not able to submit or ask questions or vote at the meeting.

Deadline for returning your form

Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the proxy deadline to enable your intermediary to act on your instructions prior to the deadline.

How do I submit or ask questions during the meeting?

At the annual meeting, shareholders in attendance will be provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com prior to the meeting.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Other Questions and Answers

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, June 8, 2026.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on your proxy form or voting instruction form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 11

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•

By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, June 8, 2026. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

–

To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, June 9, 2026. If the meeting is adjourned or postponed, the deadline will be no later than close of business on the business day immediately preceding any adjourned or postponed meeting; or

–	To the Chair of the meeting before the meeting starts; or

–	In any other manner permitted by law.

How can I contact Computershare Trust Company of Canada if I have questions?

You can contact Computershare Trust Company of Canada directly at the following numbers:

Canada and the United States	1.800.564.6253
Other countries	1.514.982.7555

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedarplus.ca and the SEC at www.sec.gov. For more information, see the “Additional Information” section of this circular.

Page 12	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Annual and Quarterly Financial Statements and Related MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the “notice-and-access” system?

The voting process is the same as described in the “Voting Information and How to Attend” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote in person.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.proxyvote.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.investorcentre.com (country – Canada) and click on “Sign up for eDelivery” at the bottom of the page. You will need information from your proxy form to register.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 13

Principal Shareholder and Share Capital

As of April 13, 2026, Woodbridge and its affiliates beneficially owned 312,518,088 of our common shares, or approximately 71% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

From time to time, in the normal course of business, Thomson Reuters enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not material to our results of operations or financial condition either individually or in the aggregate.

Note 32 to our 2025 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2025.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

Page 14	Management Proxy Circular and Notice of Annual Meeting of Shareholders

About Our Directors

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2025; and

•	Our corporate governance structure and practices.

HIGHLIGHTS

•	The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate;

•	A majority of our directors are independent and only one director (our CEO) is a member of management;

•	The roles and responsibilities of the Chairman and the CEO are separate;

•	12 of the 14 nominees are currently directors of our company; and

•	At last year’s annual meeting, our director nominees who are standing for re-election received an average of 98.9% “for” votes.

Board Changes in 2026

Kirk Koenigsbauer will be completing his service on the Board at the 2026 annual meeting of shareholders. Kirk has served on the Board since 2020. We thank Kirk for his contributions to Thomson Reuters.

We were deeply saddened by the passing of our board colleague, Michael E. Daniels, in March 2026. Mike brought exceptional judgment, perspective, and integrity to Thomson Reuters. We remain grateful for his many contributions to our company.

Voting

You will be asked to vote for each director on an individual basis. Each of the 14 nominees is proposed to be elected for a term ending at our 2027 annual meeting of shareholders. 12 of the nominees are currently directors of our company and were elected at our 2025 annual meeting of shareholders. Michael Medline and Liz Hilton Segel are new director nominees who are proposed to be elected at the meeting. Profiles for each nominee are provided on the following pages.

The Board unanimously recommends that you vote FOR the election of each nominee set out in the “Nominee Information” section of this circular.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director. As noted above, at last year’s annual meeting, our director nominees who are standing for re-election received an average of 98.9% “for” votes. Additional information is provided in each nominee’s profile on the following pages.

Director qualifications, skills and experiences

We believe that all of the director nominees possess character, integrity, judgment, business experience, merit, including a record of achievement, and other skills and talents which enhance the Board and the overall management of the business and affairs of Thomson Reuters. Each director nominee is expected to understand our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 15

The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee. Our Board believes that these skills and experiences are necessary for it to carry out its mandate. The skills matrix is reviewed and updated annually.

Board experience (with other companies): experience as a director on the boards of other public or private companies.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Cybersecurity: experience in or knowledge of cybersecurity risk, mitigation and incident response.				✓		✓		✓	✓	✓

Environmental, Social and Governance (ESG): knowledge of current and emerging regulatory requirements and market practices related to ESG.			✓		✓	✓	✓	✓	✓	✓				✓

Executive leadership: experience as a senior executive (e.g., CEO, CFO, COO) at a public or private company.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓

Finance: experience in or knowledge of finance, including investments, debt and equity transactions, treasury and investor relations.		✓			✓	✓	✓	✓		✓	✓			✓

Government relations: experience in government relations, and/or knowledge of public policy developments that affect Thomson Reuters, its industries and its customers.				✓	✓	✓			✓	✓	✓

Human capital management: experience in or knowledge of human resources matters, including culture, talent acquisition and retention, leadership development, compensation and succession planning.	✓	✓	✓		✓	✓		✓	✓	✓	✓	✓	✓	✓

International business: experience in or knowledge of international business operations.	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓

Legal: experience practicing law and/or experience in or knowledge of the legal industry, including an understanding of the strategic context and business issues it faces.						✓			✓		✓			✓

M&A: experience in overseeing significant mergers and acquisitions transactions, including in international markets.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓

Media and publishing: experience in leadership roles in the media and/or publishing industries, including an understanding of the strategic context and business issues they face.	✓	✓			✓					✓		✓	✓

Operations: experience in or knowledge of managing operations for a global technology company.	✓	✓	✓	✓	✓	✓			✓	✓	✓	✓		✓

Product: experience in or knowledge of product development and strategy, including content-driven products, which enables them to understand customer needs, market trends, and technical requirements.		✓	✓	✓	✓	✓		✓	✓	✓		✓		✓

Risk management: experience in or knowledge of risk governance, including enterprise risk management, risk monitoring and mitigation.		✓	✓	✓	✓	✓	✓		✓	✓	✓			✓

Sales and marketing: experience in or knowledge of sales and marketing in the industries in which Thomson Reuters operates, including go-to-market strategies, solution selling, digital marketing and partnerships.	✓	✓	✓		✓	✓	✓	✓	✓	✓		✓		✓

Strategy: experience in or knowledge of developing, implementing and assessing business development and growth initiatives.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓

Tax, audit and accounting: experience in or knowledge of the tax, accounting and audit industry, including an understanding of the strategic context and business issues it faces. experience in or knowledge of key accounting principles that apply to public companies or conducting or overseeing audits of public companies.		✓						✓	✓	✓	✓			✓

Technology: experience in or knowledge of the technological opportunities and risks relevant to Thomson Reuters, including AI and other disruptive technologies.		✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓

Page 16	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Independence

A majority of the Board is independent. Under the Corporate Governance Guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2026, the Board conducted its annual assessment of the independence of its members and determined that eight of the 13 current directors (approximately 62%) serving on the Board were independent. The Board also determined that if all of the director nominees are elected, then eight of the 14 directors (approximately 57%) and eight of the 13 non-management directors (approximately 62%) will be independent following the meeting.

In determining independence, the Board examined and relied on the applicable definitions of “independent” in the Nasdaq listing standards and Canadian Securities Administrators’ National Instrument 58-101. The Board’s determination of independence was also based on responses to questionnaires completed by the director nominees.

For the Board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;

•	Michael E. Daniels, who served as Lead Independent Director of the Board, passed away on March 14, 2026. Barry Salzberg is acting as Interim Lead Independent Director effective March 25, 2026; and

•

The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, HR Committee and Risk Committee each have a majority of independent directors.

The table below indicates which of our directors are independent and not independent.

Director Independence

Name of Director	Management	Independent	Not Independent	Reason for Non-Independence

Current directors

David Thomson			✓	A Chairman of Woodbridge

Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters

Kirk E. Arnold		✓

LaVerne Council		✓

Michael Friisdahl			✓	Independent Director of Woodbridge

Kirk Koenigsbauer[1]		✓

Deanna Oppenheimer		✓

Simon Paris		✓

Kim M. Rivera		✓

Paul Sagan			✓	Advisor to Woodbridge

Barry Salzberg		✓

Peter J. Thomson			✓	A Chairman of Woodbridge

Beth Wilson		✓

Total	1	8	5

New director nominees

Liz Hilton Segel		✓

Michael Medline			✓	President & CEO of Woodbridge

Total – Directors proposed to be elected at the meeting	1	8	6

1	Kirk Koenigsbauer will complete his service on the Board at this meeting.

David Thomson, Peter Thomson, Michael Medline, Paul Sagan and Michael Friisdahl are not members of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined in March 2026 that these relationships are not material or would not, in the Board’s view, interfere with the exercise of the applicable director’s independent judgment.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 17

Tenure

Our Board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a mandatory retirement age or term limits, we have experienced turnover on our Board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time.

The following shows the tenure of our director nominees.

Three director nominees have been members of the Board for more than 10 years, two of whom (David Thomson and Peter Thomson) are affiliated with the company’s principal shareholder, Woodbridge.

Age

The following shows the age ranges of our director nominees. The average age of our director nominees is 62.

Countries of Residence

The following shows the countries where our director nominees ordinarily reside.

Interlocking Directorships

We do not have any director nominees who serve together on boards of other public companies. The Board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Page 18	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company’s Board. Directors must, however, receive approval from the Chair of the Corporate Governance Committee before accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Nominee Information

The following provides information regarding the 14 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country where they are based or reside, the year that they were appointed to our Board, independence status, primary areas of expertise, committee membership, attendance at Board and committee meetings in 2025 and ownership of Thomson Reuters securities. This information also reflects the percentage of “for” votes received by each director nominee who was a director at our 2025 annual meeting of shareholders.

In the director nominee profiles, “securities held” by a director nominee includes common shares over which a director nominee exercised control or direction, and the number of deferred share units (DSUs), restricted share units (RSUs) and options held by, or credited to, each individual as of April 13, 2026. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of DSUs, RSUs or options. Our CEO Steve Hasker is the only director who holds RSUs or options. Each director nominee provided us with information about how many common shares he or she beneficially owns.

The market value of shares beneficially owned is based on the closing price of our common shares on the Nasdaq on April 13, 2026, which was $87.43. The market value of DSUs is also based on the closing price of our common shares on the Nasdaq on that date. We have also included information about each director nominee’s ownership of Thomson Reuters common shares and DSUs as of April 13, 2026 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.

David Thomson[1] Age: 68 Toronto, Ontario, Canada Director since 1988 Non-independent Primary areas of expertise: investment management, retail, media/publishing 2025 annual meeting votes for: 97.41%

David Thomson

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. David is an active private investor with a focus on real estate and serves on the boards of several private companies. David has an MA from Cambridge.

	Board/committee membership	2025 attendance		Other public company board memberships
	Board	6 of 6	100%		–
	Total	6 of 6	100%
	Securities held (number and value)[2]				Total shares and DSUs[3]	Total market value	Ownership multiple of annual retainer
	Common shares 48,198	RSUs –	DSUs 135,916	Options –	184,114
	$4,213,951	–	$11,883,136	–		$16,097,087	–

1   David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2   David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

3   An additional 2,749 shares are held by an immediate family member of David Thomson.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 19

Steve Hasker

Age: 56

Toronto, Ontario, Canada

Director since 2020

Non-independent

Primary areas of expertise:

operations, international business, strategy and technology

2025 annual meeting votes for: 99.64%

Steve Hasker

Steve Hasker has been President and Chief Executive Officer and a director of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Advisor to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University.

Board/committee membership	2025 attendance		Other public company board memberships
Board	6 of 6	100%	Appen Limited
Total	6 of 6	100%
Securities held (number and value)				Total shares and DSUs	Total market value[1]	Ownership multiple of base salary[2]
Common shares 120,765	RSUs 129,442	DSUs –	Options 808,885	120,765
$10,558,484	–	–	–		10,558,484	9.2x

1  24,273 of Steve’s 129,442 RSUs are time-based restricted share units (TRSUs). As of April 13, 2026, the value of Steve’s TRSUs was $2,122,188.

2   Reflects Steve’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

Kirk E. Arnold

Age: 66

Kennebunk, Maine, United States

Director since 2020

Independent

Primary areas of expertise:

technology, strategy, sales & marketing, human capital management

2025 annual meeting votes for: 99.62%

Kirk E. Arnold

Kirk E. Arnold is a corporate director. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Kirk was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. Kirk serves on the boards of several private companies, including Housecall Pro and The Predictive Index. She also previously served on the board of IngersollRand plc. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. Kirk received a bachelor’s degree from Dartmouth College.

Board/committee membership	2025 attendance		Other public company board memberships
Board	6 of 6	100%	Trane Technologies
Corporate Governance	6 of 6	100%
HR	6 of 6	100%
Risk	4 of 4	100%
Total	22 of 22	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 13,350	Options –	13,350
–	–	$1,167,191	–		$1,167,191	4.7x

Page 20	Management Proxy Circular and Notice of Annual Meeting of Shareholders

LaVerne Council

Age: 64

Great Falls, Virginia, United States

Director since January 2022

Independent

Primary areas of expertise:

technology, operations, transformational change

2025 annual meeting votes for: 99.89%

LaVerne Council

LaVerne Council is the Chief Executive Officer of Emerald One, LLC, an information technology consulting company focused on helping businesses develop innovative methodologies for driving change and transformation. She was the National Managing Principal, Enterprise Technology Strategy & Innovation, for Grant Thornton LLP from 2017 to 2019 and served as the Senior Vice President and General Manager for MITRE Corporation in 2017. LaVerne was Assistant Secretary for the Office of Information & Technology and Chief Information Officer for the United States Department of Veterans Affairs from 2015 to 2017. She was the Chief Executive Officer of Council Advisory Services, LLC from 2012 through 2015. LaVerne has also held significant corporate leadership roles focused on supply chain, IT centralization and integration. She served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson from 2006 through 2011. Before that, she served in several roles of increasing responsibility at DELL, Inc. from 2000 to 2006, including as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. She received her Master of Business Administration from Illinois State University and her Bachelor of Business Administration in Computer Science from Western Illinois University. LaVerne also holds an honorary Doctorate of Business Administration from Drexel University.

Board/committee membership	2025 attendance		Other public company board memberships
Board	6 of 6	100%	CONMED Corporation
Audit	7 of 7	100%	Concentrix Corporation
Risk	4 of 4	100%
Total	17 of 17	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 7,696	Options –	7,696
–	–	$672,861	–		$672,861	2.7x

Michael Friisdahl Age: 63 Boca Raton, Florida, United States Director since 2025 Non-independent Primary areas of expertise: executive leadership, strategy, media 2025 annual meeting votes for: 98.17%

Michael Friisdahl

Michael Friisdahl is a corporate director. From January 2022 until October 2023, he was the Executive Chairman of Signature Aviation, a global network of private aviation terminals and services. From 2015 to 2022, Michael was the President and CEO of Maple Leaf Sports & Entertainment (MLSE), a diversified sports and entertainment company based in Toronto. Prior to that, he was also Chief Executive Officer of Air Canada Leisure Group, Chief Executive Officer of Thomas Cook North America and on the Group Executive Board of Thomas Cook Group plc. Michael serves on the board of The Woodbridge Company Limited as an independent director. He also previously served as a non-executive director of Entertainment One Ltd. and SAS AB.

	Board/committee membership	2025 attendance		Other public company board memberships
	Board	2 of 2	100%
	Corporate Governance	2 of 2	100%
	HR	2 of 2	100%
	Total	6 of 6	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 1,596	Options –	1,596
	–	–	$139,538	–		$139,538	0.6x

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 21

Deanna Oppenheimer Age: 68 Seattle, Washington, United States Director since 2020 Independent Primary areas of expertise: operations, strategy, technology 2025 annual meeting votes for: 99.47%

Deanna Oppenheimer

Deanna Oppenheimer is the founder of CameoWorks, LLC, a global firm that advises leaders of early stage companies and consultancies. Deanna founded CameoWorks in 2012. From 2005 to 2011, Deanna served in a number of roles at Barclays PLC, first as chief executive of UK Retail and Business Banking and then as vice chair of Global Retail Banking. From 1985 to 2005, Deanna served in a number of positions at Washington Mutual, Inc., with her last role as president of Consumer Banking. Deanna is a non-executive director of Slalom and is the founder of BoardReady. She is also a former director of the King’s Trust UK, a royal charity. Deanna received a BA from the University of Puget Sound.

	Board/committee membership	2025 attendance		Other public company board memberships
	Board	6 of 6	100%	InterContinental Hotels Group PLC
	Audit	6 of 7	86%
	Corporate Governance	6 of 6	100%
	Total	18 of 19	95%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 10,514	Options –	10,514
	–	–	$919,239	–		$919,239	3.7x

Simon Paris Age: 56 London, United Kingdom Director since 2020 Independent Primary areas of expertise: operations, strategy, technology 2025 annual meeting votes for: 99.47%

Simon Paris

Simon Paris is the Chief Executive Officer of Unit4, a company that provides enterprise cloud applications for organizations, since February 2025. Prior to that, Simon was Chief Executive Officer of Finastra, a global financial technology (fintech) provider, from 2018 to January 2025. He joined Finastra (previously Misys) as president in 2015 and also served as its Chief Sales Officer, before being appointed Deputy CEO in 2017 and CEO in 2018. Simon previously worked at SAP from 2007 to 2015, where he held a number of senior leadership positions. Simon was also previously a senior consultant with McKinsey & Company. Simon holds a BA from the European Business School and an MBA from INSEAD.

	Board/committee membership	2025 attendance		Other public company board memberships
	Board	6 of 6	100%	–
	Audit	4 of 4	100%
	Corporate Governance	6 of 6	100%
	HR	2 of 2	100%
	Risk	2 of 2	100%
	Total	20 of 20	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 4,650	RSUs –	DSUs 10,893	Options –	15,543
	$406,550	–	$952,375	–		$1,358,924	5.4x

Page 22	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Kim M. Rivera

Age: 57

Portola Valley, California, United States

Director since 2019

Independent

Primary areas of expertise:

legal, strategy, technology, operations

2025 annual meeting votes for: 99.90%

Kim M. Rivera

Kim M. Rivera is the Chief Legal and Business Affairs Officer of OneTrust, LLC, a privacy, security and governance management software company. She was Special Advisor to the CEO of HP Inc. from February 2021 through December 2021. Prior to that, Kim was President, Strategy and Business Management and Chief Legal Officer at HP Inc. from January 2019 through January 2021. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Kim was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; and Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. Kim has a bachelor’s degree from Duke University and a Juris Doctor degree from Harvard Law School.

Board/committee membership	2025 attendance		Other public company board memberships
Board	6 of 6	100%	–
Audit	7 of 7	100%
Risk	4 of 4	100%
Total	17 of 17	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 13,973	Options –	13,973
–	–	$1,221,659	–		$1,221,659	4.9x

Paul Sagan Age: 67 Cambridge, Massachusetts, United States Director since 2025 Non-independent Primary areas of expertise: technology, operations, media 2025 annual meeting votes for: 98.17%

Paul Sagan

Paul Sagan is a Catalyst Advisor at General Catalyst, a venture capital and private equity firm, which he joined in 2013 and became a Managing Director in 2018. Prior to that, he was Chief Executive Officer of Akamai Technologies, Inc., a company that specializes in content delivery, cybersecurity, DDoS mitigation and cloud services. He has also served as a senior advisor to the World Economic Forum, a senior executive at Time Warner in online services and cable programming, and a news executive with CBS Inc. Paul has a B.S. from the Medill School of Journalism at Northwestern University.

	Board/committee membership	2025 attendance		Other public company board memberships
	Board	2 of 2	100%	Moderna, Inc.
	Risk	2 of 2	100%	Okta Inc.
	Total	4 of 4	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 2,360	RSUs –	DSUs 1,596	Options –	3,956
	$206,335	–	$139,538	–		$345,873	1.4x

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 23

Barry Salzberg

Age: 72

New York, New York, United States

Director since 2015

Independent

Primary areas of expertise:

accounting/audit, operations, international business

2025 annual meeting votes for: 99.53%

Barry Salzberg

Barry Salzberg is a corporate director. Barry served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Barry has previously served as a board member of Embark Intermediate Holdings, LLC and New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the board of College Summit and Chairman of the board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. Barry has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law.

Board/committee membership	2025 attendance		Other public company board memberships
Board	6 of 6	100%	–
Audit	7 of 7	100%
Corporate Governance	6 of 6	100%
Risk	4 of 4	100%
Total	23 of 23	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 34,142	Options –	34,142
–	–	$2,985,035	–		$2,985,035	11.9x

Peter J. Thomson[1]

Age: 60

Toronto, Ontario, Canada

Director since 1995

Non-independent

Primary areas of expertise:

international business, investment management, technology

2025 annual meeting votes for: 94.97%

Peter J. Thomson

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Peter is an active private equity investor and serves on the boards of several private companies. Peter has a BA from the University of Western Ontario.

Board/committee membership	2025 attendance		Other public company board memberships
Board	6 of 6	100%	–
HR	5 of 6	83%
Total	11 of 12	92%
Securities held (number and value)[2]				Total shares and DSUs[3]	Total market value	Ownership multiple of annual retainer
Common shares 1,849	RSUs –	DSUs 17,928	Options –	19,777
$161,658	–	$1,567,445	–		$1,729,103	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2   David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

3   The Nikita Foundation, a charity founded by Peter Thomson and his wife, both of whom sit on the board of directors, owns an additional 1,130,165 common shares.

Page 24	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Beth Wilson

Age: 57

Toronto, Ontario, Canada

Director since 2022

Independent

Primary areas of expertise:

tax and accounting and legal industries, audit, executive leadership

2025 annual meeting votes for: 99.91%

Beth Wilson

Beth Wilson is a corporate director. Beth served as the Chair of the Chartered Professional Accountants of Canada from October 2023 to September 2025 and the Vice-Chair from October 2021 to October 2023. She is the former Chief Executive Officer of Dentons Canada LLP and was a member of the global leadership team, serving on the Global Board and Global Management Committee from July 2017 to January 2022. Prior to this role, Beth was an audit partner at KPMG from 2000 to 2016 and served as Managing Partner at KPMG in the Greater Toronto Area from 2009 to 2016. Between 2005 and 2016, she also served as a member of KPMG’s Management Committee in various leadership positions, including Canadian Managing Partner Community Leadership, Canadian Managing Partner Regions and Enterprise with responsibility for 24 regional offices across Canada, and Chief Human Resources Officer. Beth is currently a trustee at The Hospital for Sick Children, and a director at Fountain Tire, Woodgreen Community Services, and Traferox Technologies Inc. Beth has a BComm from the University of Toronto and is a CPA.

Board/committee membership	2025 attendance		Other public company board memberships
Board	6 of 6	100%	IGM Financial Inc.
Audit	7 of 7	100%	Power Corporation of Canada
HR	6 of 6	100%
Total	19 of 19	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 5,827	Options –	5,827
–	–	$509,455	–		$509,455	2.0x

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 25

Liz Hilton Segel and Michael Medline are proposed to be elected to the Board at the meeting and do not currently serve as directors of our company.

Liz Hilton Segel Age: 55 New York, New York, United States Independent Primary areas of expertise: executive leadership, transformational change, and international business

Liz Hilton Segel

Liz Hilton Segel is a Senior Partner at McKinsey & Company, a global management consulting firm, where she has been since 1992. She is the Chair of the People Committee of McKinsey’s Shareholders Council, the firm’s Board of Directors. She previously served as the Managing Partner for North America and subsequently as Chief Client Officer and Managing Partner for Industry Practices. Earlier in her career she was Managing Partner of the firm’s Growth, Marketing and Sales Practice in the Americas. Ms. Hilton Segel currently serves on the board of Trustees of The Conference Board. She is also a board member of the Partnership for New York City and a lifetime member of the Council on Foreign Relations. Liz was previously a board member of the customer experience analytics company, ClickFox. Ms. Hilton Segel holds a Bachelor of Arts degree from Harvard College and a Master of Business Administration from Harvard Business School.

Liz Hilton Segel does not own any Thomson Reuters securities as of April 13, 2026.

Other public company board memberships: -

Michael Medline Age: 62 Toronto, Ontario, Canada Non-independent Primary areas of expertise: executive leadership, strategy and corporate governance

Michael Medline

Michael Medline is the President & Chief Executive Officer of The Woodbridge Company Limited. Prior to that, he served as President & Chief Executive Officer of Empire Company Limited and Sobeys Inc. from January 2017 to November 2025. Mr. Medline has also held senior retail leadership positions at Canadian Tire Corporation, including as President & Chief Executive Officer. Mr. Medline serves on the board of directors of Scotiabank, on the board of trustees of SickKids, on the board of governors of Huron University at Western University, and on the board of trustees of the William & Mary Business School Foundation. He is past Chair of the Retail Council of Canada as well as The Grocery Foundation and was formerly on the Board of Governors for Canada’s Sports Hall of Fame and the boards of the Sobey Foundation, the SickKids Foundation and the Black North Initiative. Mr. Medline holds an MBA from Raymond A. Mason School of Business, William & Mary, an LL.B. from the University of Toronto, and a BA from Huron University College at Western University.

Michael Medline owns 3,644 Thomson Reuters shares as of April 13, 2026.

Other public company board memberships: Bank of Nova Scotia

Page 26	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Director Compensation and Share Ownership

Approach and Philosophy

Our approach and philosophy for director compensation is to:

•	align the interests of our directors with those of our shareholders; and

•	provide competitive compensation.

The compensation program for our directors considers:

•	the size, scope and complexity of our organization;

•

the time commitment, contributions and effort required of directors to serve on the Board and one or more Board committees, as applicable (including Board/committee meetings and travel to and from Board/committee meetings and site visits);

•	the experience and skills of our directors;

•

compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

•

an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors’ interests with shareholders; and

•	our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors’ compensation. In November 2025, the Corporate Governance Committee reviewed our director compensation program and decided not to change the form or amount of director compensation.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by the same peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

We do not grant stock options, RSUs or bonuses to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites, other than reimbursement of reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or deferred share units (DSUs) and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 27

Our directors have a mandatory equity component for their compensation. Approximately 94% of director compensation was paid in equity (DSUs or common shares) in 2025.

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our non-management directors in 2025. Directors do not receive separate attendance or meeting fees. Chairs of the Board’s standing committees receive additional fees given their increased responsibilities and workloads. Additional information regarding the different components of our director compensation structure is provided following this table.

2025 ($)
Non-management directors[1]	250,000 (137,500 of which was required to be paid in DSUs)
Chairman of the Board	600,000
Additional retainers
Deputy Chairman of the Board	150,000 (paid in DSUs)
Lead Independent Director	150,000 (paid in DSUs)
Committee chairs – Audit, Corporate Governance, HR and Risk	50,000 (paid in DSUs)

1	Directors other than the Chairman and the CEO.

Retainers / Mandatory Equity Component

In 2025, we required a minimum of $137,500 of each non-management director’s (excluding the Chairman of the Board) $250,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). Our non-management directors then elect to receive the remaining $112,500 of their annual retainer in the form of DSUs, common shares or cash (or a mix thereof – payable quarterly).

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled in common shares or, at the election of our company, in cash, following termination of the director’s Board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Common Shares

If a director elects to receive common shares, the cash amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainers

The Chairman’s annual retainer is $600,000. When there is a Deputy Chairman, the annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman would also receive the same $250,000 annual retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the “Corporate Governance Practices” section of this circular.

Lead Independent Director Retainer

The Lead Independent Director’s annual retainer is $150,000, which is payable entirely in DSUs. The Lead Independent Director also receives the same annual $250,000 retainer paid to other non-management directors. Additional information about the Lead Independent Director is provided later in the “Corporate Governance Practices” section of this circular.

Page 28	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Benchmarking Director Compensation

In setting 2025 director compensation, the Corporate Governance Committee evaluated publicly available data related to director compensation paid by the same global peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

In its most recent benchmarking review in November 2025, the Corporate Governance Committee reviewed director compensation at the following companies in Thomson Reuters’ global peer group for executive compensation purposes. As part of its review, the Corporate Governance Committee evaluated data for North American-based companies in the peer group as Thomson Reuters is headquartered in Canada and most of its directors reside in Canada or the United States. The Corporate Governance Committee also acknowledged that director compensation for U.S. companies is generally higher than Canadian companies.

Automatic Data Processing Inc. CGI Group Inc. eBay Inc. Equifax Inc. Experian Plc FactSet Research Systems Inc.	Gartner Inc. Intuit Inc. Moody’s Corp. MSCI Inc. Omnicom Group Inc. RELX PLC	S&P Global Inc. TransUnion LLC Verisk Analytics, Inc. Wolters Kluwer NV

2026 Director Compensation

No changes are currently contemplated to the amount or form of director compensation for 2026.

Total Director Compensation

The table below reflects compensation earned by our directors in 2025. Approximately 94% of 2025 director compensation was paid in equity (DSUs or common shares).

As President and CEO of Thomson Reuters, Steve Hasker does not receive compensation for his service as a director. We discuss aspects of Steve Hasker’s compensation in the “Compensation Discussion and Analysis” section of this circular.

	Fees Earned ($)

Director	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)

David Thomson[1]	-	600,000	-	-	600,000

Kirk E. Arnold[2]	112,500	187,500	-	-	300,000

Ed Clark[3]	-	116,164	-	-	116,164

LaVerne Council	-	250,000	-	-	250,000

Michael E. Daniels[4]	-	450,000	-	-	450,000

Michael Friisdahl	-	144,521	-	-	144,521

Kirk Koenigsbauer	-	250,000	-	-	250,000

Deanna Oppenheimer	-	250,000	-	-	250,000

Simon Paris[5]	-	290,137	-	-	290,137

Kim M. Rivera	-	250,000	-	-	250,000

Paul Sagan		144,521			144,521

Barry Salzberg[6]	-	300,000	-	-	300,000

Peter J. Thomson	-	137,500	112,500	-	250,000

Beth Wilson	100,125	149,875	-	-	250,000

Total	212,625	3,520,218	112,500	0	3,845,343

1	David Thomson’s compensation reflects fees for serving as Chairman.
2	Kirk Arnold’s compensation includes fees for serving as Chair of the Risk Committee.
3	Ed Clark served as director through June 4, 2025. Ed’s compensation also reflects fees for serving as Chair of the HR Committee from January 1, 2025 though March 13, 2025.
4	Mike Daniels’ compensation includes fees for serving as Chair of the Corporate Governance Committee and Lead Independent Director.
5	Simon Paris’ compensation includes fees for serving as Chair of the HR Committee from March 14, 2025 through December 31, 2025.
6	Barry Salzberg’s compensation includes fees for serving as Chair of the Audit Committee.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 29

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Steve Hasker are described later in the circular.

Share Ownership Guidelines

Directors are currently required to hold common shares and/or DSUs with a value equal to three times their annual retainer, which is currently $750,000. Directors are required to meet their ownership requirement within five years of the date of their initial appointment to the Thomson Reuters Board. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a “once met, always met” standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Ownership of common shares and DSUs by our director nominees, as well as their current ownership multiple of annual retainer, can be found in each nominee’s biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of April 13, 2026, Woodbridge beneficially owned approximately 71% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular. The following table shows each non-management director’s progress towards his or her share ownership guidelines as of April 13, 2026.

Name	Progress towards guidelines

David Thomson	✓, through Woodbridge’s ownership

Kirk E. Arnold	✓

LaVerne Council[2]	✓

Michael Friisdahl	Required by June 4, 2030; 18.6% towards goal

Kirk Koenigsbauer [1]	✓

Deanna Oppenheimer	✓

Simon Paris	✓

Kim M. Rivera	✓

Paul Sagan	Required by June 4, 2030; 46.1% towards goal

Barry Salzberg	✓

Peter J. Thomson	✓, through Woodbridge’s ownership

Beth Wilson[2]	✓

1	Kirk Koenigsbauer will complete his service on the Board at this meeting.
2

While the value of shares held by each of LaVerne Council and Beth Wilson is currently below the required threshold, in accordance with the “once met, always met” standard described above, each of LaVerne Council and Beth Wilson continue to hold shares in excess of the number held when they initially satisfied the ownership requirement, and accordingly are considered to be in compliance with the guidelines.

Steve Hasker is subject to separate ownership guidelines as CEO of our company. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Steve Hasker’s retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the Board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Page 30	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Corporate Governance Practices

Our Board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders’ interests. We believe that sustainable value creation for all shareholders is fostered through a Board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the TSX and in the United States on the Nasdaq, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and take into account the guidelines provided by the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the Nasdaq, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

HIGHLIGHTS

•

Independence – A majority of our directors are independent and only one director (our CEO) is a member of management. All of the Board’s committees are comprised of a majority of independent directors. Our independent directors meet without management at each Board meeting;

•	Separation of Chairman and CEO – The roles and responsibilities of the Chairman and the CEO are separate;

•	Share ownership guidelines – Our directors and executive officers are required to maintain equity interests in our company;

•	Risk oversight – We have a separate Risk Committee that helps oversee our enterprise risk management (ERM) program and other risks not overseen by the Board and its other committees;

•	ESG oversight – ESG is overseen by our Board and its committees;

•	AI oversight – AI matters are overseen by our Board and its committees;

•	Voting structure – We do not have dual class or subordinate voting structures;

•	Code of Business Conduct and Ethics – Our directors and executive officers must comply with our Code and other corporate governance policies;

•	Director orientation – We have an orientation program to onboard our new directors; and

•	Independent advice – The Board and each of its committees have the ability to retain independent advisors.

Board Composition and Responsibilities

Governance Structure

The Board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in Corporate Governance Guidelines, which the Corporate Governance Committee reviews annually. The Corporate Governance Guidelines deal with issues such as the Board’s duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the Board’s four standing committees (Audit, Corporate Governance, HR and Risk) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.

The Board’s principal responsibilities include strategic planning, risk management, talent oversight, financial reporting, disclosure and corporate governance.

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to complete training on the Code and submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from a member of the General Counsel’s Office.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 31

Board Size

The Board currently consists of 13 individuals and functions independently of management. The Board is currently comprised of 12 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed that 14 directors be nominated for election at the meeting, 12 of whom are currently directors. Each of the Board’s committees is discussed in more detail later in this circular.

Key Responsibilities of the Board

The fundamental responsibility of the Board is to supervise the management of the business and affairs of Thomson Reuters. The table below highlights primary activities and topics from the Board’s 2025 work plan for its regularly scheduled meetings. Five of the Board’s meetings in 2025 were regularly scheduled and one special meeting was held during the year.

Meeting	2025 Primary Activities/Topics

January	• Annual operating plan • Dividend policy • Corporates segment update • Product update, including AI update

March

•

Annual disclosure and corporate governance documents (annual report/financial statements & proxy circular)

•

Financial update

•

Legal Professionals segment update, including AI update

•

International segment update

•

Executive compensation

April	• New director nominee selection

June	• Financial update • Government market update • Tax, Audit & Accounting Professionals segment update, including AI update • M&A update • Corporates segment update

September	• Financial and capital strategy update • Legal Professionals segment update, including AI update • Product updates, including content, editorial and AI update • M&A update • TR Labs update

November	• Financial update and annual operating plan • Procurement update • M&A update

Each meeting	• In-camera meetings with the CEO only (typically at the start and end of each meeting) • In-camera meetings of non-management directors only • In-camera meetings of independent directors only

Periodically

•

Strategic and management discussions related to individual businesses or sectors

•

Reports from the Chairs of the Audit, Corporate Governance, HR and Risk Committees

•

Enterprise Risk Management updates

•

Proposed significant acquisitions and dispositions

•

Product updates

•

Proposed capital markets transactions

•

Competitive analysis

Page 32	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Strategic Planning

The Board plays an important role in strategic planning and direction throughout the year.

In January, the Board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

•	Opportunities

•	Competitive position

•	Business outlook

•	Preliminary full-year financial results

•	Financial projections for a three-year period

•	Other key performance indicators

•	Annual dividend and share repurchase program recommendations

•	Risks

Throughout the year, the Board and management discuss our progress against the plan. Strategy discussions typically cover topics such as technology, competition, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

The Board also discusses various strategic issues with management at other meetings during the year. For example, the Board discussed our content strategy with the head of our editorial function in September. In addition, various presidents of our business segments provide updates to the Board at meetings during the year and those discussions typically address the segment’s current operations and strategic objectives.

Between meetings, senior management provides directors with timely updates on significant developments as circumstances require. In addition, the CEO hosts regular informal update calls between scheduled meetings to ensure directors remain informed of key business and strategic matters.

Risk Oversight

The Board of Directors is ultimately accountable for the oversight of risk management at Thomson Reuters and is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks. The Board’s Risk Committee has responsibility for assisting the Board of Directors in fulfilling its oversight responsibilities in relation to identification, assessment and management of enterprise risks (other than financial risks or risks pertaining to talent/employee matters which are overseen by the Audit Committee and the Human Resources Committee, respectively) and any additional matters delegated to the Risk Committee by the Board. While the Risk Committee is responsible for overseeing and monitoring Thomson Reuters’ framework, policies and procedures with respect to risk identification, assessment and management, it is the responsibility of the Chief Executive Officer and senior management to identify, assess and manage the Thomson Reuters’ risks through the design, implementation and maintenance of an enterprise risk management (“ERM”) program. The primary responsibility of the management Enterprise Risk Committee (“ERC”), which is an executive-level committee, is to support the Risk Committee in execution of this mandate. Members include senior leaders from Thomson Reuters’ corporate functions and each business segment. It is jointly chaired by the Chief Legal Officer & Company Secretary and the Chief Operations & Technology Officer.

The Enterprise Risk Management process at our company is intended to:

•

Identify the most significant operational, strategic, trust, financial and other risks in each of our business segments and corporate functions, considering both the external environment and internal factors such as strategy, people and processes;

•	Assess which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and

•	Develop and implement action plans for the enterprise’s most significant risks and review them periodically at a corporate and Board level.

Our enterprise risk management process is designed to identify and respond to risk throughout Thomson Reuters and assist the Board and its committees with oversight responsibility for risk management.

Each year, the enterprise risk team conducts an enterprise top risk assessment exercise that commences with a risk identification process facilitated through a survey with senior representatives from business segments and corporate functions. The risk identification process also includes focused interviews with each Board member to gather their perspectives on the company’s top and emerging risks. Risk owners are identified for each of the top risks, the risks are assessed and prioritized, and results presented to the ERC for endorsement and validation. Once endorsed, the enterprise top risks are submitted to the CEO’s operating network. The ERC-endorsed top enterprise risks are further presented to the Board’s Risk Committee for review, input and approval.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 33

Throughout the year, the Risk & Compliance team holds regular touchpoints with the risk owners and their delegates to monitor the management of identified top risks along with the execution of risk responses and associated action plans. The management ERC also provides ongoing direction, prioritization, executive support and communication to others at the company involved in the ERM process. Executives responsible for specific risk response periodically report to the management ERC, the Board’s Risk Committee, the full Board of Directors or other Board committees, as appropriate, during the year. We involve our Internal Audit department in the review of certain identified risks, as appropriate or upon request. Identified top risks are monitored and formally assessed throughout the year and the results of the assessments are reported in line with the ERM process.

While the Board discusses various enterprise risks throughout the year with management, the Risk Committee oversees overall risk assessment and risk management, including overseeing management’s ERM process and progress with responding to top enterprise risks.

Separately, the Audit Committee oversees financial risks and discusses the company’s major financial risk exposures and the steps that management has taken to monitor and control such exposures. As part of its financial risk management oversight responsibilities, the Audit Committee met with management in 2025 to discuss treasury risk management and the external tax environment.

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation and talent policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company’s overall business strategy and culture.

Please see the “Compensation Discussion and Analysis” section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

The chairs of the Risk Committee, Audit Committee and HR Committee each report to the Board after their respective committee meetings.

The table below reflects oversight responsibilities for each of the 2025 enterprise risks listed.

Enterprise Risk	Board of Directors	Risk Committee	HR Committee	Audit Committee

Competitive displacement	✓	✓

Government segment	✓	✓

Legal, regulatory and contractual compliance	✓	✓	✓	✓

Misuse of proprietary content	✓	✓

Product stability & performance	✓	✓

Cyber security	✓	✓

Supply chain and partnerships	✓	✓

Integration and separation	✓	✓

Go-to-market execution	✓	✓

Safety, security and wellbeing	✓	✓	✓

Customer trust in AI	✓	✓

Page 34	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Environmental, Social and Governance (ESG) Oversight

ESG is overseen by the Board and its committees. Management is responsible for updating the Board and its committees on ESG topics and assessing ESG-related risks, including sustainability and climate-related risks, human rights and human capital management and social impact. For more information about our ESG initiatives, please see the “ESG” section of this circular.

The following table sets forth the division of primary ESG oversight responsibilities between the Board and its committees.

Primary ESG Oversight Responsibilities

Corporate Governance Committee

•

Overall ESG oversight and coordination amongst the Board’s four standing committees

•

Environmental matters, including sustainability and climate-related matters

•

Governance matters

•

Stakeholder engagement related to ESG

•

Human rights risks/supply chain

•

Thomson Reuters Foundation

Board of Directors	• Periodic updates regarding ESG strategy and alignment with Thomson Reuters’ long-term business strategy • Material ESG risks

Audit Committee	• Overall reporting/disclosure processes related to ESG • Internal controls/procedures related to ESG • Finance initiatives related to ESG

HR Committee	• Human capital initiatives related to ESG • Compensation considerations related to ESG • Defined benefit/defined contribution plan considerations related to ESG

Risk Committee	• ERM considerations related to ESG • AI and emerging technologies • Certain product/services risks and considerations related to ESG

Artificial Intelligence (AI) Oversight

The risks and opportunities that arise with the development and use of AI are overseen by the Board and its committees. Management is responsible for updating the Board and its committees on AI topics and assessing AI-related risks, including for both the development and use of AI.

In conducting this oversight, the Board considers, among other topics, the use of AI in our products, impacts of AI on customer business models, internal use of AI and other impacts. The Board also receives education on AI-related topics, most recently in November 2025. This training covers a range of topics, including ethics and emerging regulatory frameworks around the world.

The following table sets forth the division of primary AI oversight responsibilities between the Board and its committees.

Primary AI Oversight Responsibilities

Board of Directors	• Overall AI strategy and alignment with Thomson Reuters’ long-term business strategy

Risk Committee	• Overall oversight of AI risks and opportunities • AI governance and regulatory compliance • Data and ethics concerns related to AI

Audit Committee

•

Overall reporting/disclosure processes related to AI

•

Internal controls/procedures related to AI

•

Finance initiatives related to AI

•

Use of AI in internal audit, corporate compliance and financial reporting functions

HR Committee	• Talent-related aspects of AI • Internal use of AI • AI-related employee training • Impact of AI on the workforce

Corporate Governance Committee	• Coordination amongst the Board and its four standing committees • Stakeholder engagement related to AI

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 35

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•

As Chairman, David Thomson seeks to ensure that the Board operates independently of senior management. The Chairman is responsible for chairing Board meetings, ensuring that the Board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Board and senior management.

•	As CEO, Steve Hasker is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the Board.

Deputy Chairman

Our corporate governance guidelines permit the Board to elect a Deputy Chairman. The Deputy Chairman would work collaboratively with the Chairman and assist the Chairman in fulfilling his responsibilities. The Deputy Chairman would also engage in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; would serve as an ambassador for Thomson Reuters; and perform additional duties as may be delegated to him by the Chairman or the Board from time to time. As of the date of this circular, the Board has not elected a Deputy Chairman.

Lead Independent Director

Michael E. Daniels was the Board’s Lead Independent Director until he passed away on March 14, 2026. Barry Salzberg was elected Interim Lead Independent Director effective March 25, 2026. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman and CEO, approving meeting agendas for the Board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the Board; and being available for consultation with the other independent directors as required. The Lead Independent Director is also responsible for leading the annual evaluation process of the Board, its committees, and individual directors, including holding individual meetings with each director.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the Board and help ensure the independent operations of the Board and its committees.

Meetings with and without the CEO/Management

At or near the beginning of each meeting, the Board has an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

As part of each Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Six meetings of the independent directors took place in 2025.

Access to Management and Professional Advisors

The Board has access to members of management and professional advisors. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The Board and any of its committees may retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

Page 36	Management Proxy Circular and Notice of Annual Meeting of Shareholders

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices.

The HR Committee also utilizes and relies on market survey data provided by a consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the Board and management, the Board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the Board to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific Board approval. The Board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Director Attendance

The Board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the Board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of Board and committee meetings in 2025.

Number of Meetings

Board	6

Audit Committee	7

Corporate Governance Committee	6

HR Committee	6

Risk Committee	4

Five of the Board’s six meetings in 2025 were regularly scheduled. The Board also held one special meeting in 2025. Four of the Board’s regularly scheduled meetings were held in person and one was held virtually. The Board’s special meeting was held virtually.

The following table sets forth the attendance of our directors at Board and committee meetings in 2025. In 2025, attendance for these individuals at all Board and committee meetings was 100% and approximately 97%, respectively. All directors attended 100% of all Board meetings.

	Board		Meetings Attended Committee						Total

Director	Regularly Scheduled	Special	% Board Attendance	Audit Committee	Corp. Governance Committee	HR Committee	Risk Committee	Committee Total	Total Meetings	Total %

David Thomson	5 of 5	1 of 1	100%	-	-	-	-	-	6 of 6	100%

Steve Hasker	5 of 5	1 of 1	100%	-	-	-	-	-	6 of 6	100%

Kirk Arnold	5 of 5	1 of 1	100%	-	6 of 6	6 of 6	4 of 4	16 of 16	22 of 22	100%

Laverne Council	5 of 5	1 of 1	100%	7 of 7	-	-	4 of 4	11 of 11	17 of 17	100%

Michael E. Daniels	5 of 5	1 of 1	100%	6 of 7	6 of 6	6 of 6	4 of 4	22 of 23	28 of 29	97%

Michael Friisdahl[1]	2 of 2	-	100%		2 of 2	2 of 2	-	4 of 4	6 of 6	100%

Kirk Koenigsbauer	5 of 5	1 of 1	100%	-	-	5 of 6	4 of 4	9 of 10	15 of 16	94%

Deanna Oppenheimer	5 of 5	1 of 1	100%	6 of 7	6 of 6	-	-	12 of 13	18 of 19	95%

Simon Paris	5 of 5	1 of 1	100%	4 of 4	6 of 6	2 of 2	2 of 2	14 of 14	20 of 20	100%

Kim M. Rivera	5 of 5	1 of 1	100%	7 of 7	-	-	4 of 4	11 of 11	17 of 17	100%

Paul Sagan[1]	2 of 2	-	100%	-	-	-	2 of 2	2 of 2	4 of 4	100%

Barry Salzberg	5 of 5	1 of 1	100%	7 of 7	6 of 6	-	4 of 4	17 of 17	23 of 23	100%

Peter J. Thomson	5 of 5	1 of 1	100%	-	-	5 of 6	-	5 of 6	11 of 12	92%

Beth Wilson	5 of 5	1 of 1	100%	7 of 7	-	6 of 6	-	13 of 13	19 of 19	100%

1	Michael Friisdahl and Paul Sagan were appointed to the board on June 4, 2025 at the 2025 meeting.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 37

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

Thomson Reuters’ corporate governance practices include the following, which we believe are best practices for a Canadian public company with a controlling shareholder:

•

No members of the day-to-day Thomson Reuters executive leadership team are related to, or otherwise affiliated with, Woodbridge.

•

Woodbridge and its affiliates beneficially own common shares that have one vote per share. Thomson Reuters has not issued a separate class of shares to Woodbridge or its affiliates with super-voting rights.

•

The Thomson Reuters Board of Directors is comprised of a majority of independent directors and the number of directors affiliated with Woodbridge is lower than the proportion of common shares controlled by it. Woodbridge’s beneficial ownership (together with its affiliates) as of April 13, 2026 was approximately 71% of our common shares and its representatives on the Thomson Reuters Board will comprise approximately 36% of our directors if all 14 director nominees are elected at the meeting.

•

As David Thomson is the Chairman of the Board, we have a separate Lead Independent Director.

•

As part of each Board meeting, the independent directors meet separately without management or Woodbridge-affiliated directors present.

•

All committees are comprised of a majority of independent directors (other than the Audit Committee, which is 100% independent directors).

•

The Board has an effective and transparent process to deal with related party transactions or conflicts of interest between Thomson Reuters and Woodbridge, its affiliates or directors affiliated with Woodbridge. The Corporate Governance Committee of our Board utilizes a policy for considering related party transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge, its affiliates and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

The Nasdaq corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the Nasdaq) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for directors who are affiliated with Woodbridge, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the Nasdaq’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and Board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

A majority of members of the Risk Committee are also independent.

Page 38	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Board Committees

This section provides information about the Board’s four committees (Audit, Corporate Governance, HR and Risk), including each committee’s responsibilities, members and activities in 2025. Additional information about each committee is provided below. David Thomson (Chairman of the Board) and Steve Hasker (President and CEO) are not members of any of the Board’s committees. David Thomson regularly attends HR Committee meetings as a guest and Steve Hasker is regularly invited to attend all committee meetings in his capacity as President and CEO.

The following table sets forth the current membership of our four Board committees as of April 13, 2026. The Board plans to review and approve certain changes to the composition of its committees later this year in connection with the election of directors at the annual meeting of shareholders. Committee compositions will be available on our website as soon as practicable after any update.

Committee Membership

Name of Director	Audit	Corporate Governance	HR	Risk

Kirk E. Arnold		✓	✓	✓ (Chair)

LaVerne Council	✓			✓

Michael Friisdahl		✓	✓

Kirk Koenigsbauer			✓	✓

Deanna Oppenheimer [1]	✓	✓ (Interim Chair)

Simon Paris	✓	✓	✓ (Chair)	✓

Kim M. Rivera	✓			✓

Paul Sagan				✓

Barry Salzberg	✓ (Chair)	✓	✓	✓

Peter Thomson			✓

Beth Wilson	✓		✓

Total	6	5	6	7

1

Deanna Oppenheimer was appointed Interim Chair of the Corporate Governance Committee effective March 25, 2026. Mike Daniels previously served as Chair of the Corporate Governance Committee until he passed away on March 14, 2026.

Each of the Board’s committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.thomsonreuters.com.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 39

Audit Committee

Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function;

•	the overall assessment and management of risk; and

•	any additional matters delegated to the Audit Committee by the Board.

In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2025, which are reflected in the work plan below.

2025 Primary Audit Committee Activities

•

Review and discuss the company’s annual and quarterly consolidated financial statements and related MD&A;

•

Review and approve our earnings press releases which include financial results and financial outlooks;

•

Discuss the company’s use of non-IFRS measures;

•

Discuss the company’s controls and disclosures related to ESG and regulatory updates related to ESG;

•

Receive periodic updates regarding the company’s finance operations;

•

Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;

•

Receive periodic updates from senior management on financial risk topics such as tax, treasury, accounting and legal matters;

•

Review the scope and plans for the audit of our company’s financial statements;

•

Review and approve the company’s non-audit services policy as well as certain non-audit services proposed to be provided by PricewaterhouseCoopers LLP;

•

Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;

•

Discuss with PricewaterhouseCoopers LLP:

•

its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard);

•

all critical accounting policies and practices used or to be used by Thomson Reuters;

•

all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor; and

•

all other matters required to be communicated under PCAOB standards.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Barry Salzberg and Beth Wilson each qualify as an “audit committee financial expert” (within the meaning of applicable SEC rules and the Nasdaq listing rules).

Page 40	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Audit Committee Members’ Education and Experience

The following summarizes the education and experience of each director nominee who is a member of the Audit Committee that is relevant to the performance of his or her responsibilities.

Audit Committee Member	Education/Experience

Barry Salzberg (Chair)

•

Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•

Former Professor at Columbia Business School

•

Degree in accounting from Brooklyn College, JD from Brooklyn Law School and LLM in Tax from New York University

LaVerne Council

•

MBA and bachelor’s degree in business administration

•

Member of CONMED Corporation board of directors and audit committee

•

Member of Concentrix Corporation board of directors and audit committee

•

Member of Mathematica board of directors and audit committee

Deanna Oppenheimer

•

Former Vice Chair of Global Retail Banking of Barclays PLC

•

Former President of Consumer Banking of Washington Mutual, Inc.

•

Former member of AXA Global Insurance audit committee

•

Former member of NCR Corporation audit committee

Kim M. Rivera

•

Chief Legal Officer and Business Affairs Officer, OneTrust, LLC

•

Former President, Strategy and Business Management and Chief Legal Officer of HP Inc.

•

Supported audit committees of two publicly traded Fortune 500 companies

Beth Wilson

•

Audit Committee Chair at Fountain Tire, The Hospital for Sick Children and Woodgreen Community Services

•

Member of Power Corporation of Canada and IGM Financial Inc. audit committees

•

Bachelor of Commerce degree from University of Toronto and a Certified Professional Accountant in good standing with the Chartered Professional Accountants of Ontario

•

Former Chair of the Chartered Professional Accountants of Canada

•

Former Chief Executive Officer of Dentons Canada LLP

•

Former audit partner and Managing Partner at KPMG

Financial Reporting

The Audit Committee meets to discuss and review our:

•	annual and quarterly earnings releases; and

•	annual and quarterly management’s discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the Board has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee’s recommendation, the full Board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, these drafts are distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All directors are also provided with the draft financial reporting documents and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the Board in advance of a Board meeting for their review and approval. At the Board meeting, directors are given an opportunity to raise any questions or comments.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 41

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our Board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2025.

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2027 and that our Board submit this appointment to shareholders for approval at the 2026 annual meeting of shareholders. In connection with recommending PricewaterhouseCoopers LLP, the Audit Committee considered the firm’s provision of services to Thomson Reuters over the last year, including the performance of the lead audit engagement partner and the audit team. The Audit Committee also reviewed the appropriateness of PricewaterhouseCoopers LLP’s fees in relation to the size of Thomson Reuters and its global footprint. The Audit Committee continues to be satisfied with PricewaterhouseCoopers LLP’s performance and believes that its continued retention as independent auditor is in the best interests of Thomson Reuters and its shareholders.

Throughout the year, the Audit Committee evaluates and is directly responsible for our company’s relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP’s fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet several times during the year. In 2025, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting during which they met with the Audit Committee in separate in-camera sessions.

PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company’s annual financial statements, the Audit Committee:

•

Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP’s professional judgment, may reasonably be thought to bear on its independence;

•	Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;

•

Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board (PCAOB); and

•	Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2025, none of the fees of PricewaterhouseCoopers described on page 51 of this management proxy circular made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Page 42	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Internal Audit department of our company prepares and oversees the overall plan for assessing our internal control over financial reporting.

Each year, Internal Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Internal Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors in its assessment.

Internal Audit presented an annual internal audit plan and internal control over financial reporting scope to the Audit Committee for its review and approval in the first and second quarter of 2025, respectively. The Head of Internal Audit met with the Chair of the Audit Committee to preview internal audit and internal controls matters which were to be discussed at each Audit Committee meeting. The Head of Internal Audit then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2025, the Internal Audit department tested applicable internal controls over financial reporting in order to achieve compliance with the required year-end evaluation of the effectiveness of the company’s internal control environment.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025. In March 2026, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2025. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its independent audit and report on the effectiveness of our internal controls over financial reporting.

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management’s disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters Board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the Board.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 43

The following table provides an overview of the Corporate Governance Committee’s work plan for 2025.

2025 Primary Corporate Governance Committee Activities

•

Review size, composition and structure of the Board and its committees for effective decision-making, including new committee members

•

Board succession planning

•

Oversee the effectiveness of the Board and its committees, including receiving a report from the Lead Independent Director on the evaluation process and the interviews with directors

•

Assess director independence, financial literacy and audit committee financial expert status

•

Nominate directors for the annual meeting

•

Review director compensation and structure

•

Review corporate governance disclosure for draft proxy circular and AGM format

•

Review corporate governance guidelines, committee charters and position descriptions

•

Review results of board effectiveness review process

•

Review committee composition and chairs

•

Review external analysis of proxy circular and other shareholder group assessments

•

Discuss the company’s approach to ESG

•

Review compliance with Thomson Reuters Trust Principles

•

Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics

•

Review D&O insurance and indemnification

Periodically

•

Review orientation and continuing education initiatives for directors

•

Review related party transactions and conflicts of interest

•

Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance

•

Consider agendas for meetings of independent directors

•

Review Board and CEO expenses

•

Review delegation of authority

•

Review share ownership expectations and compliance

•

Approve any waivers of Code of Business Conduct and Ethics

•

Monitor relationships between senior management and the Board

•

Be available as a forum for addressing the concerns of individual directors

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee considers and recommends candidates for initial Board membership and Board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, merit, including each candidate’s record of achievement, and any other attributes that would enhance the Board and overall management of the business and affairs of our company.

The Corporate Governance Committee believes that the inclusion of different perspectives, experiences and backgrounds on the Board enhances Board operations, promotes healthy debate and improves oversight, decision-making and governance. In identifying candidates for appointment, election or re-election, the Board and the Corporate Governance Committee have established a widescale nondiscriminatory recruitment approach. We do not currently have a policy that specifically addresses the representation of women on the Board. 43% of our director nominees self-identify as women and the Company’s efforts to attract and consider candidates for Board roles based on their qualifications and merit have resulted in a favorable representation of women on the Board.

Six of the 14 director nominees proposed for election (approximately 43%) at this year’s meeting self-identify as women, one self identifies as Hispanic/Latinx and one self-identifies as Black/African American. We continue to strive for a Board composition that reflects our company’s values and the composition of the communities we operate in and serve. The Board has determined that a fixed objective for the representation of women on the Board is no longer necessary to build a highly effective, qualified and skilled Board and it is satisfied with the current composition of the Board.

New Director Nominees for the 2026 Annual Meeting of Shareholders

Michael Medline

In January 2026, Michael Medline was appointed President and CEO of Woodbridge, the Thomson family holding company and the principal shareholder of our company. Michael met with the Lead Independent Director, the CEO and other Board members prior to his consideration as a director nominee by the Corporate Governance Committee and the Board.

Page 44	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Upon the recommendation of the Corporate Governance Committee, the Board approved that Michael Medline be proposed to be elected at the annual meeting of shareholders as a representative of Woodbridge on the Board. In evaluating Michael’s profile, the Board considered his extensive experience as an executive with over a decade of experience at a range of public and private companies, including a number of controlled companies. As President & CEO of Woodbridge, Michael will also bring the knowledge and perspective of the controlling shareholder to the Board.

Liz Hilton Segel

Liz was initially identified by a current Thomson Reuters director and she subsequently met with the Chairman, the Lead Independent Director, the CEO and other Board members prior to her consideration as a nominee by the Corporate Governance Committee and the Board. Upon the recommendation by the Corporate Governance Committee, the Board approved that Liz Hilton Segel be proposed to be elected at the annual meeting of shareholders.

In evaluating Liz’s profile, the Board put weight on her deep experience as an executive, including her leadership roles at McKinsey & Company, her experience driving transformational change including through the use of AI and her considerable background in strategic advisory expertise, particularly with respect to technology companies and the use of technology across industries.

Director Orientation

All new directors are provided with an orientation in connection with their election or appointment to the Board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information; and

•	Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

The Board also has a “buddy” program that pairs a new director with a tenured director to assist with onboarding. The Board buddy provides historical context regarding the business and decisions and serves as a sounding board for new directors.

The Board’s secure website, management reports and other means of communication also provide directors with information to ensure their knowledge and understanding of our business remain current.

Continuing Education

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Our directors are members of the National Association of Corporate Directors (NACD) and the company pays the cost of that membership. NACD membership provides directors with access to insights, analytics, courses and events. To facilitate ongoing education, the directors are also entitled to attend external continuing education opportunities at the expense of Thomson Reuters with the approval of the Lead Independent Director.

The following table summarizes some of the education sessions provided to our directors in 2025:

Month	Topic/Subject	Attendees	Lead Presenter(s)

February	Executive compensation risks	HR Committee	FW Cook (external compensation consultant)

March	Disclosure controls and procedures update	Audit Committee	Thomson Reuters internal legal counsel

March	ESG regulatory update	Audit Committee	Thomson Reuters internal ESG leadership

September	Executive compensation trends and developments TR Foundation Update	HR Committee CG Committee	FW Cook (external compensation consultant) TR Foundation internal leadership

September	ESG regulatory update, including climate change disclosure update and double materiality assessment	Audit Committee	Thomson Reuters internal ESG leadership

November	Generative AI board education session	Board	Thomson Reuters internal leadership

Quarterly	Tax updates	Audit Committee	Thomson Reuters Head of Tax

Quarterly	Accounting updates	Audit Committee	Thomson Reuters Chief Accounting Officer

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 45

Site Visits

The Corporate Governance Committee facilitated visits by directors to the Thomson Reuters office in Frisco, Texas in January 2025, Minneapolis, Minnesota in September 2025, and Zug, Switzerland in January 2026. The Board coordinates the timing of these site visits to coincide with regularly scheduled Board meetings. This allows the directors to participate in the site visit at the same time and then attend a Board meeting as part of one trip. The visits are designed to:

•	Enable directors to update themselves on our key businesses, products and services;

•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and

•	Give a broader selection of current and future executives the opportunity to meet directors.

Feedback on this program from directors and location hosts has been positive and it is expected to continue in the future.

Board Effectiveness Review

The Corporate Governance Committee, together with the Lead Independent Director, reviews the effectiveness of the Board, its committees and individual directors annually. This review helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board and committee operations.

The assessment process is conducted as follows:

Each director is required to complete a detailed questionnaire which includes an individual self-assessment and an assessment of the Board and each committee they are a member of. Thomson Reuters General Counsel’s Office collects the completed questionnaires and summarizes the results in a report to the Lead Independent Director.

The Lead Independent Director then meets individually with each independent and non-independent director to discuss the results of the questionnaires, to assess the performance of the Board and its committees and to solicit peer evaluation.

The Lead Independent Director initially prepares a summary of the outcome of the questionnaires and his one-on-one interviews for review and discussion with the Corporate Governance Committee before presenting the report to the Board. As part of this process, committee chairs receive feedback relating to the effectiveness and operation of the committees they oversee. The Corporate Governance Committee may make recommendations to the Board to improve the effectiveness of the Board in light of the results of the assessments. The Corporate Governance Committee monitors any priorities and action plans that are developed as a result of the evaluation process.

This process was most recently completed and reviewed with the Corporate Governance Committee and the Board in March 2026.

The Corporate Governance Committee reviews the adequacy of the assessment process and the questionnaires periodically to take into account new trends and best practices.

Annually, the Board also reviews its responsibilities by assessing our corporate governance guidelines and each committee of the Board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

Page 46	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Conflicts of Interest and Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the Board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Our policies on conflicts of interest are reflected in our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and in supplemental guidance approved by the Board.

Unless otherwise expressly determined by the Board or relevant committee of the Board, a director who has a conflict of interest in a matter before the Board or such committee must not receive or review any written materials related to the conflict subject area, nor may the director attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Board or the applicable committee has expressly determined that it is appropriate for him or her to do so.

If a director has a significant, ongoing and irreconcilable conflict, voluntary resignation from the Board or the conflicting interest may be appropriate or required.

Related Party Transactions Policy

Under our current related party transactions policy, the disinterested members of the Corporate Governance Committee or an independent body of the Board conducts a reasonable prior review and oversight of related party transactions for potential conflicts of interests and will only approve such a transaction if it is determined that the transaction is in the best interests of Thomson Reuters and its stakeholders.

If it is not possible to convene a meeting of the Corporate Governance Committee to review and approve any such transaction in advance, then the Chair of the Corporate Governance Committee will consider whether the related party transaction is appropriate and, if so, will approve it. Any such transaction will be subject to ratification by the Corporate Governance Committee at its next regularly scheduled meeting.

An “independent special committee” of the Board shall be established in connection with related party transactions when required pursuant to applicable Canadian law or otherwise determined to be advisable.

The company’s related party transactions policy includes various considerations for reviewing the relevant facts and circumstances of transactions and includes a set of related party transactions that are pre-approved for purposes of the policy.

A director who may not be considered independent for purposes of a related party transaction (e.g., a director, including any immediate family member, who is a party to or has a potential conflict of interest in a proposed related party transaction, or has a material interest in any related party transaction or in a party to a related party transaction) is to disclose that fact and provide all material information concerning the transaction to the Chair of the Corporate Governance Committee and the Chief Legal Officer and Company Secretary as soon as they become aware. Any such director must not receive or review any written materials or correspondence related to the conflict subject area, nor attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the disinterested members of the Corporate Governance Committee have expressly determined that it is appropriate for him or her to do so.

All related party transactions that are required to be disclosed pursuant to Canadian law shall be disclosed in Thomson Reuters’ applicable filings with the Canadian securities regulatory authorities and/or the SEC.

For more information about related party transactions in the last two years, please see the management’s discussion and analysis (MD&A) section of our 2025 annual report.

HR Committee

The HR Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	talent and professional development for senior management;

•	the compensation of the CEO and other senior management and assessment of compensation risk;

•	human capital management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the Board.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 47

The following table provides an overview of the HR Committee’s work plan for 2025.

2025 Primary HR Committee Activities

•

Review target compensation for executive officers

•

Evaluate the performance of the CEO and review evaluations of other executive officers

•

Approve 2024 annual incentive award payouts

•

Approve 2025 annual and long-term incentive award design, the mix of cash and equity compensation, the allocation of equity-based awards, and performance goals

•

Discuss 2025 annual and long-term incentive award design

•

Approve compensation disclosure in the annual management proxy circular

•

Discuss human capital management matters such as talent, organizational health and culture, internal adoption of AI and ESG matters

•

Review succession planning

•

Review compensation program risk assessment

•

Review compensation trends and regulatory developments

•

Review equity share plan reserve analysis

•

Evaluate outcome of “Say on pay” vote

•

Review key global retirement plans

•

Review senior management’s share ownership guidelines

The following is a brief summary of the experience of each director nominee who is a member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
Simon Paris (Chair)	• Chief Executive Officer of Unit4 • Former Chief Executive Officer of Finastra • Human capital management expertise • Familiarity with global compensation standards
Kirk E. Arnold

• Member of Trane Technologies PLC human resources and compensation committee

• Member of the Board of Directors of The Predictive Index, a private software company focused on human resource engagement tools and leadership practices

• Senior Lecturer at MIT Sloan School of Management, including teaching a course on compensation strategies

• Former Chief Executive Officer of Data Intensity, Inc., Keane, Inc. and NerveWire

• Former Chair of Ingersoll Rand Inc. compensation committee

Michael Friisdahl	• Former President and CEO of Maple Leaf Sports and Entertainment • Former CEO of Air Canada Leisure Group • Former CEO of Thomas Cook North America • Former Executive Chairman of Signature Aviation
Kirk Koenigsbauer	• Chief Operating Officer and Corporate Vice President, Experiences and Devices, at Microsoft Corporation • Familiarity with global compensation standards
Barry Salzberg	• Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited • Familiarity with global compensation standards
Peter J. Thomson	• Chair of Woodbridge and familiar with compensation programs at many companies • Familiarity with global compensation standards
Beth Wilson

• Director at Woodgreen Community Services, The Hospital for Sick Children, IGM Financial Inc., Fountain Tire, and Power Corporation of Canada

• Former Chief Human Resources Officer at KPMG

• Former Chief Executive Officer at Dentons LLP

• Familiarity with global compensation standards

Compensation Planning

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee’s responsibilities in this area is provided in the “Compensation Discussion and Analysis” section of this circular.

Page 48	Management Proxy Circular and Notice of Annual Meeting of Shareholders

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the Board in setting objectives each year for the CEO. The HR Committee and the Board evaluate the performance of the CEO against these objectives at year end. The HR Committee reports to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Succession Planning

With respect to succession, Thomson Reuters has a comprehensive succession planning program at various levels within the organization to ensure our future teams have the skills and capabilities to execute our business strategy and that we have effective continuity and risk management in place for planned and unplanned changes.

The Board is responsible for ensuring that Thomson Reuters has a process in place to provide for the development, evaluation and succession of the CEO and other members of senior management. The Board of Directors fulfills this responsibility with the support of the HR Committee, which considers the policies and principles for the selection and retention of senior management and makes recommendations on the assessment and compensation of the CEO and certain other senior management.

As part of its responsibilities, the HR Committee also reviews and monitors Thomson Reuters’ succession plan for senior management. Biannually, the Chief Executive Officer and Chief People Officer complete a thorough talent review with senior management with respect to hundreds of key talent roles within the organization. The findings from this process form the foundation for the succession plan report covering a number of critical roles, including the CEO and other senior management, that the Chief People Officer prepares for the HR Committee. For each critical position, a pool of Ready Now, On-Deck (Ready in 1 – 3 Years) and In-Future (Ready in 3+ Years) candidates is identified. If a talent gap or risk is identified, a development plan is put in place to find and prepare potential successors. Individualized development plans may include lateral movements to diversify exposure, leadership training, mentoring and other special programs. In addition to this, each Committee conducts an annual review of succession candidates for key roles within its mandate.

Human Capital Management

Our human capital practices and initiatives are designed to attract, develop and retain talented employees across our global business. We aim to ensure employees feel valued, have meaningful opportunities to grow, and are empowered to succeed. Our priorities span key areas including compensation and benefits, culture and engagement, talent acquisition, learning and development, and inclusion and belonging.

We are continuing to build talent for the future by integrating AI into day-to-day work, strengthening business acumen, and deepening knowledge of our evolving product portfolio and customers. In 2025, we launched refreshed values to support how we work and guide our decisions and behaviors for how we deliver for our customers and colleagues.

We remain committed to career development through Grow My Way, an initiative that supports continuous skill building and enables leaders to deploy talent effectively as business needs change. As our AI capabilities mature, we are shifting from measuring AI tool adoption alone to capturing the operational and business impacts enabled – such as improved cycle times, quality, customer outcomes, and productivity.

Supporting and developing people leaders remains a priority. In 2025, we focused on building skills around critical conversations and leading through ambiguity. We will continue broadening people leader development with the introduction of Leading at TR with upskilling focus areas around setting clear goals, delivering quality feedback, improving empowerment and decision making, and leading change. This leadership program is designed to strengthen leadership effectiveness at all levels, accelerate performance, and reinforce a culture of accountability, collaboration, and results.

Our investments in learning, career development, and AI are reflected in employee feedback. In our most recent organizational health survey, scores related to learning and innovation rose 2 points and remain top quartile, with:

•	79% of employees indicating they are building skills that equip them for the future, and

•	84% reporting they have the skills to confidently use AI in their work.

We voluntarily publish a range of human capital metrics in our securities filings and on our website, including our Social Impact & ESG Report. Certain metrics are not publicly disclosed due to competitive considerations. We expect human capital management to remain an important focus area for management and the Board, supporting strong stewardship of the organization, advancing societal objectives, and contributing to our strategic advantage in the marketplace.

For additional information on our human capital management practices, please see the “Environmental, Social and Governance (ESG)” section below.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 49

Risk Committee

The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•

Thomson Reuters’ identification, assessment and management of enterprise risks, other than financial risks (which are overseen by the Audit Committee) or risks related to compensation and talent matters (which are overseen by the HR Committee); and

•	any additional matters delegated to the Risk Committee by the Board.

In 2025, the Risk Committee met with senior management to review the company’s risk management frameworks, policies and processes, including the steps and process taken to identify, assess, monitor and manage risks. The Risk Committee was also presented with an overview of key risks identified by management and a proposed calendar of future meetings for “deep dive” reviews and discussions about specific risks (at the Board or committee level). While the Risk Committee oversees and manages our company’s framework policies and procedures with respect to risk identification, assessment and management, it is the responsibility of our CEO and senior management to identify, assess and manage our company’s risks through the design, implementation and maintenance of our ERM program. The Risk Committee’s responsibilities include reviewing and approving the ERM framework on an annual basis along with the tone and culture within Thomson Reuters regarding risk. For additional information regarding oversight of risk management, please see the “Risk Oversight” section of this proxy circular.

The following table provides an overview of the Risk Committee’s work plan for 2025.

2025 Primary Risk Committee Activities

•

Approve 2025 enterprise top risks

•

Review the ERM quarterly report, which discusses the ongoing management of enterprise top risks

•

Discuss key risks related to misuse of proprietary content, product stability, cybersecurity and other technology and data matters

•

Discuss key risks related to competition and government segment

•

Discuss key risks related to third party risk management, integrations and separations and go-to-market people, process and systems

•

Discuss key risks related to employee wellbeing, safety and security

•

Discuss legal and regulatory compliance risks

•

Discuss key risks related to trust in AI products

•

Review 2026 internal audit plan

•

Review 2026 risk program strategic priorities

•

Approve 2026 ERM policy and framework

Periodically • Conduct table-top exercises on topics such as cybersecurity • Conduct “deep dives” on selected risk topics • Discuss certain reputational risks

Joint Audit Committee and Risk Committee Meetings

As part of the Board’s risk assessment and risk management oversight, the Audit Committee and the Risk Committee met jointly in March 2025 to discuss topics of interest to each committee. The joint committee meetings were co-chaired by Barry Salzberg (Audit Committee Chair) and Kirk Arnold (Risk Committee Chair).

The topics discussed by the joint committees were the following:

•	Review of the 2025 internal audit work plan; and

•	Review of “Risk Factors” disclosure for the annual report and general review of the risk assessment process.

Page 50	Management Proxy Circular and Notice of Annual Meeting of Shareholders

About Our Independent Auditor

HIGHLIGHTS

•	We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2027 annual meeting of shareholders.

The Board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the Board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2025 and 2024.

(in millions of U.S. dollars)	2025	2024

Audit fees	$13.6	$13.4

Audit-related fees	0.8	1.1

Tax fees	0.4	0.7

All other fees	-	-

Total	$14.8	$15.2

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2025 and 2024.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included transaction due diligence, pre-post implementation reviews, other attestation engagements, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions and divestitures.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 51

Stakeholder Engagement

HIGHLIGHTS

•	We actively engage with our stakeholders throughout the year

•	We welcome feedback and input from our stakeholders

Thomson Reuters actively engages with its stakeholders on a variety of topics, including:

•	Financial performance

•	Corporate/growth strategy

•	Corporate governance

•	Executive compensation

•	Human capital management

•	Other ESG-related topics (as discussed further on the next page of this circular)

In 2025, stakeholder engagement was conducted by different leaders and groups across our company, including:

•	Investor Relations

•	Our CEO and CFO

•	Our Chief People Officer

•	Our Chief Legal Officer and Company Secretary

On a day-to-day basis, inquiries or other communications from stakeholders to management are answered by our Investor Relations and other Corporate departments or are referred to another appropriate person in our company.

Our earnings conference calls are broadcast live via webcast and are accessible to interested stakeholders, the media and members of the public.

At the annual meeting, shareholders are provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management. Our company also has meetings throughout the year with shareholders and other stakeholders, shareholder advocacy groups and financial analysts.

Shareholders and other stakeholders with questions about our company are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.332.219.1046.

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by e-mail at board@thomsonreuters.com or by writing to them c/o Norie Campbell, Chief Legal Officer and Company Secretary, Thomson Reuters, 19 Duncan Street, Toronto, Ontario, M5H 3H1, Canada.

Page 52	Management Proxy Circular and Notice of Annual Meeting of Shareholders

ESG

HIGHLIGHTS

•	We manage our business for the long term and view programs that improve environmental, social and governance (ESG) through that lens

•	We consider ESG one important mechanism for sustained value creation, reinforcing the underlying health of our company now and beyond the horizon

Our company is dedicated to serving institutions and businesses that keep the wheels of commerce turning, uphold justice and taxation systems, fight fraud, support law enforcement and report on world events with impartiality, as an important source of unbiased news globally. We pursue ESG initiatives because they contribute to value creation for our customers, employees, shareholders and other stakeholders. The Board and its committees oversee different ESG-related areas that are of the greatest importance to the organization and our stakeholders to achieve our long-term strategic objectives. Ultimately, though, our ESG-related initiatives require employees who take on responsibility for them and are empowered to achieve them.

Our ESG-related workstreams include sustainability, inclusion and belonging, community relations and volunteerism. ESG factors are considered in our Enterprise Risk Management (ERM) processes. Our financial support of the Thomson Reuters Foundation also contributes to our ongoing ESG efforts.

We post a Social Impact & ESG Report annually on our website, www.thomsonreuters.com/social-impact-report, which summarizes our strategy, includes stories of progress and tracks performance, tying our efforts to our business strategy and commercial expertise. We encourage you to review the Social Impact & ESG Report to gain a better understanding of our accomplishments and practices in these areas.

We believe in the power of collaboration with the international business community, so we are signatories of the United Nations Global Compact (UNGC), a non-binding United Nations (U.N.) pact to encourage businesses and firms worldwide to adopt sustainable and socially responsible policies. We are also aligned with the United Nations Guiding Principles on Business and Human Rights (UNGPs), which augment our longstanding commitment to the UNGC, the U.N. Declaration on Human Rights, and other international standards.

In 2025, we updated our ESG double materiality assessment to ensure the continued alignment of our ESG initiatives with our business strategy and to comply with new global regulations. This assessment enables us to identify and prioritize the ESG issues that are most likely to impact our business and stakeholders in the short and long-term and establishes a robust foundation for our ongoing sustainability reporting and management processes. In 2025, we also completed our second company-wide human rights impact assessment (HRIA) of our global operations, products, and services. This assessment examined potential impacts across stakeholder groups and helped us to identify salient human rights risks which were then mapped against the expectations of the UNGPs and which now inform our human rights strategy and roadmap. Our commitment to respecting human rights throughout our operations will continue to guide our work and the recommendations from this comprehensive ESG assessment will continue to help us identify, assess, and proactively respond to salient and material risks across our enterprise. Finally, in March 2023, we released our human rights policy, which informs our colleagues, customers, shareholders and those in the communities where we operate and do business, of our commitment and approach to human rights. Our 2025 Social Impact & ESG Report, which we anticipate publishing later in 2026, will contain more information about our ESG strategy and results and will be available on our website at thomsonreuters.com.

Environmental Practices

We aim to continue to reduce our environmental impact globally. We continue to source renewable energy for 100% of our operations. We have achieved this largely by purchasing renewable energy credits to match our electricity use. We are also working closely with our suppliers to drive lower emissions within our supply chain. We will continue to measure and manage our own emissions and environmental impacts and continue to find ways to further assess, monitor and improve our carbon footprint.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 53

Social Practices

Our values and culture

At Thomson Reuters, our team is committed to solving big challenges for our customers and supporting skill building for colleagues to thrive in an AI-enabled future. In 2025, we introduced new company values that are rooted in our purpose to Inform the Way Forward and the Thomson Reuters Trust Principles. These values elevate us to a higher standard of customer excellence, product innovation, teamwork, and success.

Inclusion and Belonging

As a global company with employees located around the world, inclusion and belonging are core to our purpose and values, fostering an inclusive workplace where people with varied backgrounds, perspectives, and experiences can grow and thrive. We believe this gives us access to the broadest talent pool, leads to better decision making, and fosters greater innovation.

In recent years, we have made meaningful progress in recruiting and retaining an executive team comprised of the best global talent to help deliver against our strategy and serve our customers. When hiring for executive officer roles, we are focused on finding the best qualified candidates to fill those positions and each candidate’s overall talents and characteristics are an important consideration in their assessment. While we do not specifically consider a candidate’s gender or the representation of women on our executive team when hiring for executive officer roles, we continue to have strong representation of women on our executive team and all appointments are made on a non-discriminatory basis, consistent with applicable laws.

Having achieved a significant level of representation of women on our executive team, we have determined not to adopt a target regarding women in executive officer positions, though we will continue to work to build an executive team that reflects our company’s core values and the composition of our employees, customers, and the communities in which we operate. As of April 13, 2026, four (4) of our current 10 (40%) executive officers self-identify as women, two (2) self-identify as Asian, and one (1) self identifies as both Black/African American and Hispanic/Latinx.

Health and Wellbeing

Our people remain our greatest asset, and we are steadfast in our commitment to fostering a supportive and empowering workplace environment. We offer employee benefit plans, tools, resources, and workplace practices that promote mental, physical, financial, and social wellbeing.

Central to our employee experience is a strong focus on mental health and wellbeing. Our Mindful Leadership Training is a key component of our Managing at TR program, ensuring that all new managers are equipped to lead effectively. Additionally, we offer global resources such as employee assistance programs, meditation apps, and mindfulness discussions, highlighted during our May and October Mental Health campaigns.

Thomson Reuters upholds its commitment to flexibility through our hybrid working policy and the “Flex My Way” initiative. These global flexible workplace policies enable employees to balance family and customer needs effectively. With offerings like Bereavement Leave, Caregiver Paid Time Off, Sabbatical Leave, Parental Leave, Work From Anywhere policy, and local paid and unpaid time off policies, we ensure our employees can take the time they need, when they need it. Together, these efforts underline our unwavering dedication to cultivating a physically, mentally, financially, and socially healthy workplace for all.

Page 54	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Community and Social Impact

Thomson Reuters annually provides 16 hours of paid volunteer time off (VTO) to every employee and provides an additional 20 hours of paid VTO to a subset of employees with law degrees to provide legal pro bono aid to not-for-profit organizations.

In 2025, our employees logged a total of approximately 63,000 volunteer hours, including over 10,000 hours in total pro bono support to not-for-profit organizations around the world. In addition to VTO, Thomson Reuters offers a global Corporate Match program to match eligible employee donations as well as a Volunteer Rewards Program in which an employee earns corporate funding for reaching 20 hours of volunteering. In 2025, donations by our employees together with our corporate matching and rewards donations totaled approximately $2.2 million to over 1,900 not-for-profits in 26 countries.

Finally, we provide some of our products and services free of charge to various not-for-profit organizations to support their initiatives, including access to our Westlaw, Practical Law, HighQ, and CoCounsel products. For example, since 2010, Thomson Reuters has made our CLEAR product available to the National Center for Missing and Exploited Children. Additionally, through our AI for Justice legal aid initiative, not-for-profit legal organizations can utilize CoCounsel, our premier AI-powered legal assistant.

The Thomson Reuters Foundation

The Thomson Reuters Foundation works to bolster the resilience of independent media, strengthen access to the law and promote responsible business practices. It leverages its unique combination of media and legal expertise, together with data intelligence, to inform, connect, and empower professionals and civil society to strengthen free, fair and informed societies. It delivers its work through capacity-building programs, legal support, research, news, data-driven products and events, including its flagship annual forum, the Trust Conference.

Additional information on the Foundation can be found at www.trust.org.

Governance Practices

Our Board and its committees oversee ESG initiatives. The Corporate Governance Committee of the Board evaluates our ESG strategy and progress and is updated regularly by our management. We remain committed to our values and ethics through our governance practices, which include our Code of Business Conduct and Ethics.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 55

Advisory Resolution on Executive Compensation (Say On Pay)

HIGHLIGHTS

•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a “say on pay” advisory resolution for this year’s meeting (as we have done since 2008). An identical resolution was approved by approximately 99% of the votes cast at last year’s annual meeting of shareholders. Over the last five years, an average of approximately 98% of votes have been cast “for” our “say on pay” advisory resolutions.

As this is an advisory resolution, the results will not be binding upon the Board. However, the Board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Our “named executive officers” for purposes of the “Compensation Discussion and Analysis” section of this circular are our CEO (Steve Hasker), our CFO (Mike Eastwood) and the three other most highly compensated executive officers as of December 31, 2025 (Kirsty Roth – Chief Operations and Technology Officer, David Wong – Chief Product Officer, and Paul Bascobert – President, Reuters News.)

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.332.219.1046.

The Board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation as described in the 2026 management proxy circular.”

Page 56	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Compensation Discussion and Analysis

Executive Summary

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value. This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation, how we performed and what we paid to our named executive officers in 2025. Our named executive officers for 2025 are:

Steve Hasker President & Chief Executive Officer	Mike Eastwood Chief Financial Officer	Kirsty Roth Chief Operations and Technology Officer	David Wong Chief Product Officer	Paul Bascobert President, Reuters News

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 57

2025 Performance Highlights

The table below compares our actual performance (before currency) to our updated 2025 outlook, which we confirmed in November 2025. We met nearly all the metrics within our updated 2025 outlook, except for net interest expense, which was higher than our forecast primarily due to the pace of our share repurchase program that reduced cash balances faster than forecasted and declines in interest rates that led to lower interest income. Our updated full-year 2025 outlook included non-IFRS financial measures, assumed constant currency rates relative to 2024, and included the impact of closed acquisitions or dispositions. We believe this type of guidance provides useful insight into the performance of our businesses.

Total Thomson Reuters	2025 Updated Outlook	2025 Actual Performance (Before currency)(1)
Revenue growth Organic revenue growth(2)	3.0 - 3.5%(3) 7.0 - 7.5%	3.0%(3) 7.0%	✓ ✓
Adjusted EBITDA margin(2)	~39%	39.1%	✓
Corporate costs	$120 - $130 million	$117 million	✓
Free cash flow(2)	~$1.9 billion	$1.95 billion	✓
Accrued capital expenditures as a percentage of revenues(2)	~8%	8.2%	✓
Depreciation and amortization of software Depreciation and amortization of internally developed software Amortization of acquired software	$825 - $835 million $625 - $635 million ~$200 million	$827 million $626 million $201 million	✓ ✓ ✓
Net interest expense	~$130 million	$143 million	X
Effective tax rate on adjusted earnings(2)	~19%	18.5%	✓

“Big 3” Segments(2)	2025 Updated Outlook	2025 Actual Performance (Before currency)(1)
Revenue growth Organic revenue growth	~4%(3) ~9%	3.9%(3) 9.0%	✓ ✓
Adjusted EBITDA margin	~43%	43.5%	✓

Legend
✓ - Achieved or exceeded updated outlook. X - Did not meet updated outlook.

(1)	Our 2025 performance (before currency) was measured in constant currency rates relative to 2024, except for free cash flow which was reflected at actual rates.
(2)

Non-IFRS financial measures. Refer to Appendices A and B of our management’s discussion and analysis included in our annual report for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(3)	Total revenue growth reflects the impact of the disposals of FindLaw and other non-core businesses in December 2024.

Page 58	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our 2025 performance highlights also included the following:

Significant Investment in Innovation

In 2025, we continued to invest in innovation, both organically and through acquisitions. We launched innovative new products, including Westlaw Advantage, CoCounsel Legal, CoCounsel for Tax & Audit, Ready-to-Advise and Ready-to-Review. Our innovation efforts were bolstered by our acquisitions. In February 2025, we announced that we committed $150 million to a second Thomson Reuters Ventures fund.

Returns to Shareholders and Share Performance	In 2025, we returned $2.0 billion to shareholders in dividends and share repurchases. On February 5, 2026, we announced a 10% or $0.24 per share annualized increase in the dividend to $2.62 per common share, representing the 33rd consecutive year of dividend increases and the fifth consecutive 10% increase.

Acquisitions	We invested $843 million in strategic acquisitions in 2025 to deliver exciting new capabilities for our customers. In January 2025, we acquired SafeSend, which automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery. In September 2025, we acquired Additive, which ingests and parses complex U.S. federal tax forms, including schedule K-1, during tax preparation.

We believe that our compensation program is strongly connected to our ability to achieve success for Thomson Reuters.

✓

2025 compensation decisions were aligned with our strategic objectives – During 2025, the HR Committee actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs.

•

In 2025, a significant portion of executive pay was at risk and linked to both operational performance and stock price. 90% of our CEO’s 2025 target compensation was variable and on average, approximately 81% of the other named executive officers’ 2025 target compensation was variable. In March 2025, the HR Committee evaluated the current market position of our named executive officers’ compensation and approved increases to the base salary and long-term incentive target for Steve Hasker and long-term incentive targets for Mike Eastwood and Kirsty Roth to better align their pay with the market. Other than these increases, there were no changes to the named executive officers’ 2025 base salaries or target annual and long-term incentive awards. The HR Committee’s independent advisor (FW Cook) was consulted in connection with this compensation evaluation.

•

Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year with metrics based on organic revenues, organic book of business and cash operating income (adjusted EBITDA less accrued capital expenditures). Our 2025 annual incentive plan awards were based 100% on Thomson Reuters’ consolidated results. 2025 annual incentive awards funded at approximately 101% of target based on overall financial performance that exceeded 2025 goals. Payout of our annual incentive awards was determined based on performance against the principles and targets approved at the start of the performance period and no discretionary adjustments to the payout were made.

•

We continued to grant PRSUs as part of our long-term incentive awards. PRSUs for the 2023-2025 performance period had a payout of 120% of target, reflecting strong sustained operating performance over the three-year period and additional investments made to accelerate growth. Payout of those PRSUs was determined based on performance against the principles and targets approved at the start of the performance period and no discretionary adjustments to the payout were made.

✓

Our compensation program is strongly aligned with shareholder return and value – In this compensation discussion and analysis section, we provide graphs that show our executive officer compensation over the last five years has been aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓

We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – In 2025, the HR Committee continued to utilize a global peer group for executive compensation purposes that reflects our company’s size and industries in which we compete. Our global peer group only includes one Canadian company with a common Global Industry Classification System (GICS) code. While we acknowledge that proxy advisors focus on Canadian companies, we believe that they do not provide a fully meaningful or relevant comparison of our competitive market for talent given the particular executive talent pool from which we recruit and the significant differences in industries, businesses and operational strategy between our companies and other Canadian companies with a common GICS code. The HR Committee does, however, use a Canadian peer group for Toronto-based executive officers as a secondary reference point as part of executive compensation benchmarking.

✓

Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, approximately 98% of votes have been cast “for” our “say on pay” advisory resolutions.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 59

✓

We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. Based on the independent advisor’s review, the HR Committee concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

Key 2026 Compensation Developments and Decisions

In March 2026, the HR Committee evaluated the current market position of our named executive officers and approved an increase in long-term incentive target for Steve Hasker (an increase of 12.2% in target total compensation) and an increase in base salary and long-term incentive target for Kirsty Roth (an increase of 7.1% in target total compensation), in each case to better align their pay with the market. In recognition of Ms. Roth’s critical role in executing the Company’s growth strategy, the HR Committee approved a one-time equity award in the form of stock options with a grant date fair value of $1.5 million, designed to align her long-term interests with those of shareholders and to incentivize her continued service to the Company. Other than these increases, there were no changes to the named executive officers’ 2026 base salaries or target annual and long-term incentive awards.

No changes were made to financial performance metrics and weightings for 2026 annual and long-term incentive awards. The HR Committee established challenging performance goals for 2026 annual and long-term incentive awards in line with our annual and long-term objectives.

2026 annual incentive awards for our named executive officers are weighted 1/3 each on organic revenue growth, organic book of business and adjusted EBITDA less accrued capital expenditures performance. All metrics are based on Thomson Reuters consolidated performance, which the HR Committee believes promotes teamwork and enables more enterprise collaboration. To further increase the link between pay and performance, we continue to embed strategic priorities into individual performance evaluations for 2026 awards to increase and formalize the linkage between participants’ impact on our strategic priorities and their award decisions. The CEO and his direct reports have the following strategic priorities embedded in their 2026 performance assessments:

•	AI Transformation goal – building AI capabilities, enhancing productivity and innovation, and supporting the Thomson Reuters growth strategy for customers and colleagues;

•	Talent goals – building a world-class talent and a high performance, engaged culture in which team members understand their role, know their performance and objectives deliver impact; and

•	Contribution to specified shared priorities.

The 2026 long-term incentive award for our CEO is split among 60% PRSUs and 40% stock options. For our other named executive officers, the 2026 long-term incentive awards are split among 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs granted for the 2026-2028 performance period are weighted 50% each on average organic revenue growth and average free cash flow per share performance. The HR Committee believes that organic revenue growth over a multi-year period complements the same metric as reflected in 2026 annual incentive awards and aligns to the company’s strategic priorities. The HR Committee also believes that including a component of TRSUs in long-term awards balances the award mix and supports retention, while still promoting a performance culture in the organization.

The HR Committee believes that the 2026 compensation program continues to align executive pay with the company’s annual and long-term strategic and financial performance objectives.

Page 60	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our 2025 Compensation Program

The HR Committee of the Board structured our 2025 compensation program in a way that was consistent with our strategic objectives. A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	2025 Measures	Form	Purpose

Base salary	Payments made throughout the year at an established rate.	Fixed	Individual performance, role, responsibilities and experience.	Cash	Provides predictable amount of fixed income as short-term compensation.

Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company performance against objective financial targets established at the beginning of the year and subject to adjustment based on individual performance.	Performance- based

Organic revenue growth (1/3).

Adjusted EBITDA less accrued capital expenditures (1/3).

Organic “book of business” based on annualized contract value (ACV) (1/3).

To drive further differentiation for performance, improve leader accountability, and support simplicity and transparency, payouts may be adjusted based on individual performance.

				Cash	Focuses executives on our financial goals and objectives for the year.

Long-term incentive award

Grants of:

•

PRSUs (50%) that vest after completion of a three-year period, dependent on company performance against multi-year objective financial targets;

•

TRSUs (25%) that vest at the same time as PRSUs; and

•

Stock options (25%) with an exercise price equal to the closing price of our shares on the Nasdaq on the trading day immediately preceding the date of the grant; options are subject to time vesting conditions

		Primarily performance- based	Organic revenue growth (50% of PRSU financial metrics). Free cash flow per share (50% of PRSU financial metrics). Value tied to share price performance.	Equity

Commits executives to delivering on our financial goals over the long term.

Strongly links their pay to our share price and supports retention objectives.

Helps retain critical talent and recognize superior performance.

Aligns their interests to shareholder interests.

Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental.			Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors.

Perquisites and other personal benefits	Limited and includes executive physicals and tax and financial planning assistance.			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 61

Our Process for Designing and Determining Executive Compensation

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee’s key responsibilities is approving compensation arrangements for the CEO and other executive officers. The Board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the Board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the Board and corporate governance.

Management

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources, Finance and Legal departments regularly attend HR Committee meetings. Throughout the year, management provides recommendations to the HR Committee on a wide range of compensation matters.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. A majority of the HR Committee’s members are independent directors and certain representatives of Woodbridge on the Board serve as non-independent directors or attend the meetings of the HR Committee as a guest from time to time.

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or “in-camera”, with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is reflective of emerging best practice corporate governance principles.

Page 62	Management Proxy Circular and Notice of Annual Meeting of Shareholders

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management outside the scope of the HR Committee’s purview would require the HR Committee’s prior approval. In 2025 and 2024, we paid FW Cook the following fees:

	2025	2024	Percentage of total fees

Executive compensation-related fees	$263,604	$219,410	100%

All other fees	$–	$–	–

Total annual fees	$263,604	$219,410	100%

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and Nasdaq rules require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee once again considered them in March 2026 in relation to FW Cook. The six factors considered by the HR Committee were:

1.	The provision of other services to Thomson Reuters by the firm;

2.	The amount of fees received from Thomson Reuters by the firm as a percentage of the total revenue of the firm;

3.	The policies and procedures of the firm that are designed to prevent conflicts of interest;

4.	Any business or personal relationship of the advisor with a member of the HR Committee;

5.	Any stock of Thomson Reuters owned by the advisor; and

6.	Any business or personal relationship of the advisor or firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

Our Key Compensation Principles

•	Pay for performance is the foundation of our executive compensation program

•	Incentive performance goals are linked to key measures of our company’s performance and strategy

•	Our executives should accumulate and retain equity in our company to align their interests with our shareholders

•	We provide competitive compensation opportunities

•	Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking

Below, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 63

“PAY FOR PERFORMANCE” IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION PROGRAM

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals and changes in our share price motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown below, approximately 90% of Steve Hasker’s 2025 target annualized compensation was variable, which included approximately 71% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. On average, approximately 81% of the 2025 target annualized compensation for our other named executives was variable, which included approximately 56% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility. The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY’S PERFORMANCE AND STRATEGY

Annual incentive awards

The HR Committee sets performance goals for our annual incentive awards that focus on superior performance, considering current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy. Annual incentive awards are designed to incentivize individual performance and drive accountability for results. An executive’s annual incentive award opportunity is expressed as a percentage of base salary.

The following table sets forth annual incentive award payouts as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Additional information about 2025 annual incentive award targets and performance is provided later in this compensation discussion and analysis. We also discuss each named executive officer’s actual 2025 annual incentive award payout later in this compensation discussion and analysis.

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Long-term incentive awards

An executive’s long-term incentive award opportunity is also expressed as a percentage of base salary, and an executive’s actual long-term award may be higher or lower for a particular year based on future potential and past performance. In addition, our long-term incentive awards are designed to optimally balance alignment with key drivers of total shareholder return, accountability for longer-term results and overall executive retention. Financial performance measures reflected in PRSUs granted as long-term incentive awards complement measures in annual incentive awards.

The following table sets forth payouts for our PRSU awards as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage.

Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments (outside of the design principles discussed above, which operate mechanically without discretion) to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets.

In 2025, no discretionary adjustments were made in determining 2025 annual incentive awards or to any outstanding PRSU awards.

Non-IFRS financial measures

Most of the financial metrics that we use in our annual and long-term incentive awards described in this circular are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

OUR EXECUTIVES SHOULD ACCUMULATE AND RETAIN EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of our shares.

PRSUs, TRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives through the vesting requirements, which are over a period of years. From time to time, we also grant off-cycle equity awards on a highly selective basis to high-performing executives in connection with promotions and for retention and recognition of high potential, superior performance and contributions to the company.

Through our share ownership guidelines, our CEO (Steve Hasker) and other executive officers are required to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive officers must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested PRSUs and TRSUs and vested/unvested stock options do not count toward the guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a “once met, always met” standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

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Steve Hasker and Mike Eastwood each became subject to share ownership guidelines in March 2020. Kirsty Roth became subject to share ownership guidelines in August 2020, David Wong in July 2020 and Paul Bascobert in September 2022. The following table shows the share ownership guidelines for our named executive officers, as well as their actual share ownership, based on the closing price of our shares on the Nasdaq on April 13, 2026. The table also shows the value of actual ownership and unvested RSUs. While unvested RSUs do not count towards the guidelines, they are reflective of awards that are scheduled to vest in the next few years.

WE PROVIDE COMPETITIVE COMPENSATION OPPORTUNITIES

The HR Committee utilizes independent market surveys and peer group data to provide an appropriate benchmark for competitive comparisons of executive pay levels and design structure, company performance and aggregate equity practices. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group.

On an annual basis, the HR Committee evaluates each named executive officer’s compensation and compares each element (e.g., base salary, annual incentive and long-term incentive) and their total direct compensation (TDC), which consists of base salary, target annual incentive award value, target long-term incentive award value and the annualized value of any special grants that are outstanding. This TDC is compared for each named executive officer against compensation peer group data, as discussed below, to both understand the competitive level of an individual’s pay as well as to make decisions on each person’s appropriate competitive compensation position.

Market data is one of several data points used by the HR Committee for setting compensation. While the HR Committee does not target a specific competitive level of pay, the HR Committee does consider the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making. The HR Committee also considers differences between the scope and criticality of the role at Thomson Reuters and at peers, internal equity and retention risk.

In March 2025, the HR Committee evaluated the current market position of our named executive officers’ compensation and approved increases to the base salary and long-term incentive target for Steve Hasker and long-term incentive targets for Mike Eastwood and Kirsty Roth to better align their pay with the market. FW Cook was consulted in connection with this compensation evaluation. Other than these increases, there were no changes to the named executive officers’ base salaries or target annual and long-term incentive awards.

The HR Committee conducts periodic review of our peer groups to ensure they continue to reflect Thomson Reuters’ business strategy. The companies in our current global peer group are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Our global peer group is a primary reference point considering the global nature of our business and the global market for executive talent. Although we believe our company is somewhat unique in terms of its business operations serving professionals across legal, tax, audit, accounting, compliance, government, and media, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Many of these other companies, like Thomson Reuters, also have significant global operations.

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When the global peer group was updated in 2024, companies in that peer group had revenues in their last four quarters ranging from approximately $5.3 billion at the 25th percentile to approximately $11.7 billion at the 75th percentile, with a median of approximately $6.8 billion, compared to Thomson Reuters’ 2023 revenues of approximately $6.8 billion. Compared to the updated global peer group, Thomson Reuters’ revenues were at the median and market cap was at the 75th percentile. The 16 companies in our current global peer group consist of:

Automatic Data Processing Inc. CGI Group Inc. eBay Inc. Equifax Inc. Experian Plc FactSet Research Systems Inc.	Gartner Inc. Intuit Inc. Moody’s Corp. MSCI Inc. Omnicom Group Inc.	RELX PLC S&P Global Inc. TransUnion LLC Verisk Analytics, Inc. Wolters Kluwer NV

For compensation benchmarking of the CEO, CFO and other executive officers based in Toronto, the HR Committee also utilizes a separate Canadian peer group as a secondary reference point. When the Canadian peer group was reviewed in June 2024, companies in that peer group had revenues in their last four quarters ranging from approximately $7.1 billion at the 25th percentile to approximately $21.7 billion at the 75th percentile, with a median of approximately $14.6 billion. Compared to the Canadian peer group, Thomson Reuters ranked near the 25th percentile in revenue and near the 75th percentile in market capitalization. The 17 companies in our Canadian peer group include Bank of Montreal, The Bank of Nova Scotia, BCE Inc., Canadian Imperial Bank of Commerce, CGI Group Inc., Cogeco Communications Inc., Constellation Software Inc., Intact Financial Corporation, National Bank of Canada, Open Text Corporation, Quebecor Inc., Rogers Communications Inc., Royal Bank of Canada, Shopify Inc., Stantec Inc., TELUS Communications Inc. and The Toronto-Dominion Bank.

The HR Committee also reviews compensation for executive officers based in the United States and Switzerland with data from their relevant local talent market.

OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. The HR Committee assesses compensation risk on an annual basis as part of its oversight of our executive compensation program to determine if it creates a potential material risk for Thomson Reuters. In February 2026, FW Cook provided the HR Committee with a risk assessment of the Thomson Reuters compensation program for executive officers. As part of its assessment, FW Cook reviewed our compensation structure and key attributes of our compensation program for executive officers for the purpose of identifying potential sources of risk. Based on its review, FW Cook was of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our senior executive compensation programs do not incentivize our executives to take unnecessary or excessive risks for the reasons described below.

What we do

✓	The HR Committee is comprised of a majority of independent directors and it uses an independent executive compensation consultant to assess our executive compensation programs;

✓	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

✓	The base salary component of each executive’s compensation is fixed;

✓	Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

✓

The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are in alignment with the company’s strategic objectives;

✓

Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓	Our annual incentive awards and PRSUs issued as part of long-term incentive awards have caps for the maximum potential payouts;

✓	Our HR Committee has authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate to reflect the quality of results;

✓	We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term; and

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✓	We have two clawback policies which permit us to seek reimbursement from the CEO and all other executive officers in certain circumstances.

What we don’t do

X	Executive officers are prohibited from hedging or pledging company shares (as further discussed later in this compensation discussion and analysis section);

X	We don’t offer single trigger change of control rights or excise tax gross-up payments;

X	We don’t guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;

X	We don’t guarantee increases to base salaries or target incentive award opportunities;

X	We don’t reprice stock options, grant reload stock options or “spring load” equity awards to enable recipients to benefit from the release of confidential information;

X	We don’t include unvested TRSUs or PRSUs or vested/unvested stock options in the calculation of share ownership guidelines; and

X	We don’t offer excessive perquisites.

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2025 annual report, which is available on our website at www.thomsonreuters.com, as well as on www.sedarplus.ca and www.sec.gov.

2025 Compensation

In 2025, the HR Committee reviewed and approved the compensation for our named executive officers.

•

In connection with determining 2025 compensation packages for our CEO and CFO, the Chair of the HR Committee consulted with the HR Committee’s independent compensation consultant and our Chief People Officer at that time.

•

Our CEO initially made recommendations to the HR Committee regarding the proposed 2025 compensation arrangements for our executive officers (other than the CEO). Steve Hasker and Mary Alice Vuicic considered each individual’s actual performance during the prior year, the competitiveness of each individual’s compensation, and external compensation trends and developments. Management also provided the HR Committee with its recommendations for structuring 2025 annual and long-term incentive awards. In making recommendations to the HR Committee, management proposed a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management.

•

As part of its analysis and decision-making process, the HR Committee received a summary of performance assessments for our named executive officers. The HR Committee also received executive pay comparisons to assess proposed arrangements between individual executives and against applicable market position. This information included base salary, annual incentive award (target as a percentage of salary), long-term incentive award (target as a percentage of salary) and target total direct compensation for each individual.

•

Following its review of the information mentioned above and using its own judgment, the HR Committee recommended 2025 compensation arrangements for each executive officer to the Board, which made the final approval decisions for these arrangements.

Additional information about each named executive officer’s individual 2025 compensation arrangement and individual performance during the year is provided later in this section.

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes the CEO’s base salary and considers any increases to the base salaries of our other named executive officers based on the CEO’s recommendations for each individual. In addition to the considerations described above, the HR Committee also reviews any applicable merit increase guidelines established for our employees.

In March 2025, the HR Committee evaluated the current market position of our named executive officers’ compensation and approved an increase to Steve Hasker’s base salary to align his pay with the market. There were no changes for the other named executive officers’ 2025 base salaries. Base salaries for each of our named executive officers are described later in this section of the circular. FW Cook was consulted in connection with this compensation evaluation.

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Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year and an assessment of individual performance against key strategic objectives.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations identified through compensation benchmarking.

In the fourth quarter of 2024, senior executives from our businesses met with our CEO, CFO and other corporate executives to discuss the 2025 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our Board of Directors then met with senior management in the first quarter of 2025 to review, discuss and approve the final version of the plan.

After meeting with management in the first quarter of 2025, the HR Committee decided that 2025 annual incentive awards for our named executive officers would continue to be weighted as follows based 100% on Thomson Reuters’ consolidated results. We believe that a bonus pool funded based on total Thomson Reuters performance promotes teamwork and enables enterprise collaboration.

Rationale for financial metric

Financial metrics

Organic revenue
Adjusted EBITDA less accrued capital expenditures
Organic “book of business” or ACV

1/3 organic revenue growth

We use organic revenues because it measures growth of our existing businesses at constant currency (or excluding the effects of currency) and excludes the distortive impacts of acquisitions and dispositions from not owning a business in both comparable periods. Organic revenues are generated from the sale of products and services, including recurring revenues (subscriptions), transactions revenues (volume-based fees, software licenses, and professional service fees), and Print revenues. This performance metric is important to us because it serves as a measure of our ability to grow our business over the long term.

1/3 adjusted EBITDA less accrued capital expenditures

We use adjusted EBITDA less accrued capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized. This performance metric is important to us because we focus on spending and investing in ways that are designed to enable our long-term growth potential.

1/3 organic “book of business” or ACV

We use organic book of business because it is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months. This performance metric is important to us because increasing customer relationships that generate recurring revenue and maximizing customer retention are key strategic goals for driving growth.

The HR Committee believes that these shorter term financial metrics complement metrics reflected in long-term incentive awards and that the addition of an individual performance adjustment tied to strategic objectives provides the appropriate balance between delivering financial results and focusing on key business and functional priorities that position the organization for long-term success.

Potential payouts for 2025 annual incentive awards ranged from 0% to 200% of the target award depending on financial performance against the goals set by the HR Committee at the beginning of the year.

As part of the HR Committee’s design principles for 2025 annual incentive awards, targets and actual results were evaluated on a constant currency basis. In addition, in determining performance, guiding principles approved by the HR Committee for annual incentive awards contemplated adjustments for:

•	Acquisitions and disposals not in our company’s 2025 operating plan;

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•	One-time charges (above a specified financial threshold) that were not foreseen in the 2025 operating plan and where the related savings are outside of the plan period;

•

Extraordinary events which were outside of management’s control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions); and

•	Changes in accounting practices to make figures comparable to the original 2025 operating plan.

In January 2026, the HR Committee determined the extent to which our 2025 annual performance targets were met by comparing our unaudited financial results to our performance goals. 2025 results were evaluated using foreign currency exchange rates that were used to prepare our 2025 annual operating plan. This has been a longstanding policy that has consistently been applied to our annual incentive awards.

The following table sets forth information regarding our 2025 minimum, target, maximum and actual performance for the three financial metrics reflected in annual incentive awards granted to our named executive officers, which had a payout of approximately 101% of target. After factoring in the 2025 payout, our five-year average payout is 124% of target.

Full-year 2025 actual results for organic revenue and organic book of business were slightly lower than 2025 target. Full-year 2025 actual result for adjusted EBITDA less accrued capital expenditures was slightly higher than 2025 target. For 2025 awards, performance for organic revenue growth and adjusted EBITDA less accrued capital expenditures had to be above minimum performance in order for participants to earn a payout. In addition, if organic revenues or adjusted EBITDA less accrued capital expenditures results did not achieve an applicable minimum growth hurdle, payout for the other metric was capped at 100%.

In 2025, Thomson Reuters achieved 7% organic revenue growth. Organic revenue growth benefited from recurring and transactions revenues. The actual performance results indicated in the table above are not directly comparable to similar financial measures that we disclose in our 2025 annual report because they are based on our internal operating plan.

We believe that annual incentive awards are most effective when they are meaningful and clearly differentiate based on individual contributions to business results. As a result, annual incentive award payouts for our named executive officers (other than the CEO) are subject to adjustment based on individual performance and their payouts may be higher or lower than the funded percentage based on an assessment of their individual financial and strategic results and demonstration of Thomson Reuters mindsets and behaviors. To further increase the link between pay for performance, the HR Committee embedded strategic priorities into individual performance evaluations for 2025 awards to increase and formalize the linkage between participants’ impact on our strategic priorities and their award decisions.

The CEO and his direct reports had the following strategic priorities embedded in their 2025 performance assessments:

•	AI Transformation – building AI capabilities, enhancing productivity and innovation, and supporting the Thomson Reuters growth strategy for customers and colleagues;

•	Talent goals – building a world-class talent and a high performance, engaged culture in which team members understand their role, know their performance and objectives deliver impact; and

•	Contribution to specified shared priorities.

For 2025 annual incentive award payouts to the named executive officers (other than the CEO), Steve Hasker initially assessed each individual’s performance and provided recommendations to the HR Committee. In March 2026, the HR Committee approved individual annual incentive award payouts to each of our named executive officers, which are discussed later in this compensation discussion and analysis.

Long-term Incentive Awards

Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year based on an assessment of the executive’s prior-year performance and expected contribution to future financial and strategic results. In March 2025, the HR Committee evaluated the current market position of our named executive officers’ compensation and approved an increase to Steve Hasker’s long-term incentive target, Mike Eastwood’s long-term incentive target and Kirsty Roth’s long-term incentive target to better align their pay with the market. There were no changes to the other named executive officers’ long-term incentive awards.

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In 2025, we divided long-term incentive award values for our named executive officers among 50% PRSUs, 25% TRSUs and 25% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, is financially efficient, strongly drives executive outcomes with the company’s strategic and business objectives and promotes retention of key talent. The value of PRSUs, TRSUs and stock options is dependent on our company’s share price.

The table below sets forth information regarding long-term incentive awards that recently vested in March 2026 and long-term incentive awards that are outstanding as of the date of this circular.

Performance Period	Long-Term Incentive Awards – Executive Officers	Vesting Date (RSUs)	Expiration Date (stock options)

2023-2025	50% PRSUs, 25% TRSUs, 25% stock options	March 2026	March 2033

2024-2026	50% PRSUs, 25% TRSUs, 25% stock options	March 2027	March 2034

2025-2027	50% PRSUs, 25% TRSUs, 25% stock options	March 2028	March 2035

2026-2028	CEO: 60% PRSUs, 40% stock options Other NEOs: 50% PRSUs, 25% TRSUs, 25% stock options	March 2029	March 2036

In determining the size of PRSU, TRSU and stock option grants, the HR Committee initially established a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determined the value of PRSUs, TRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants for our executive officers, the HR Committee generally takes into account the target compensation and other factors such as individual performance and contributions, an individual’s criticality to the company and retention considerations. Key talent ratings and holding power are also considered to support decision making.

PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realizable compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

When long-term incentive awards include PRSUs, the HR Committee sets targets that align with realistic expected growth rates over the three-year performance period in our operating plan. Similar to annual incentive awards, in general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be challenging, yet realistic and achievable. For PRSUs granted for the 2025-2027 period, the HR Committee selected three-year average organic revenue growth and free cash flow per share as the performance metrics to focus participants on the key drivers of long-term shareholder value creation. The financial performance goals for PRSUs granted in 2025 were weighted 50% each as they were equally important to our long-term objectives.

Rationale for financial metric

Financial metrics
Free cash flow per share performance
Organic revenue growth performance

50% organic revenue growth

We believe that measuring organic revenue growth over a multi-year period complements the same metric measured on an annual basis in the 2025 annual incentive awards and is aligned to the company’s strategic priorities. For more information about organic revenue growth and our rationale for including the financial metric in 2025 annual and long-term incentive awards, please see the “Annual Incentive Awards” discussion above.

50% free cash flow per share

Free cash flow per share is a measure of our operating performance because it helps us assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common share dividends and fund share repurchases and acquisitions. We define free cash flow as net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

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The number of PRSUs granted to each executive was based on our closing share price on the Nasdaq on the business day before the grant. PRSUs had a vesting range of 0% to 200% after the end of the performance period, depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are subject to the same performance adjustment as the underlying award when the underlying shares are distributed.

2025-2027 targets for organic revenue growth and free cash flow per share are based on three-year averages for each metric and contemplate increases each year for both metrics during the performance period.

As part of the HR Committee’s design principles for PRSU awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles for long-term incentive awards contemplate adjustments for:

•	Acquisitions and disposals not in our company’s operating plan and resulting in adjustments greater than a specified amount;

•	One-time charges that were not foreseen in the operating plan and where the related savings are outside of the plan period;

•	The impact of any share repurchases that were in excess of buyback amounts reflected in the original operating plan;

•

Extraordinary events which were outside of management’s control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);

•	The impact of foreign exchange on the PRSU payout in excess of 5%;

•	Changes in accounting practices to make figures comparable to the original operating plan; and

•	Tax expense on adjusted earnings and cash tax differences in excess of 5% of targets (positive or negative).

In addition, as PRSU terms do not expressly account for abnormally high currency volatility, the HR Committee uses a constant currency methodology for all PRSU grants. Using this methodology, performance is measured at actual foreign currency rates within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best measures management performance.

As previously mentioned, PRSUs for the 2023-2025 performance period had a payout of 120% of target. For plan purposes, organic revenue growth had an average annual growth rate of 5.9% during the performance period compared to a target of 6.2%. Free cash flow per share for plan purposes had an average of $4.36 during the performance period compared to a target of $4.23.

The following table sets forth information regarding our minimum, target, maximum and actual performance for the two financial metrics reflected in PRSUs granted to our named executive officers in 2023 for the three-year performance period ended December 31, 2025. These PRSU awards utilized average performance for organic revenue growth and free cash flow per share for the three-year period. The 2023-2025 targets for organic revenue growth and free cash flow per share contemplated increases each year for both metrics during the performance period. The results below are not directly comparable to similar financial measures that we disclose in our 2025 annual report because they are based on our internal operating plan.

Stock options

All options granted in 2025 vest 25% per year over four years. The exercise prices for options granted were equal to the closing price of our shares on the Nasdaq on the trading day immediately preceding the date of the grant. The expiration date for options granted in 2025 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company’s share price, options do not contain additional performance goals.

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In determining the number of options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2025, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of options to be granted.

TRSUs

2025 long-term incentive awards included a component of TRSUs to promote retention. These TRSUs are scheduled to vest in 2028, subject to award terms and conditions.

While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation.

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2025 Named Executive Officer Compensation and Key Accomplishments

The following section provides information about 2025 performance and compensation for our named executive officers. The tables in this section help show how our pay is designed to pay for performance. In the tables below, compensation figures reflect target total direct compensation as at the end of 2025 as opposed to actual compensation received for 2025 (as described in the summary compensation table).

Steve Hasker

President and Chief Executive Officer

Steve Hasker has been President and Chief Executive Officer and a director of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Advisor to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants.

2025 Performance

Under Steve’s leadership in 2025:

•	Thomson Reuters is defining and leading the next category—fiduciary grade AI—built for professions where accuracy, accountability, and trust are non-negotiable.

•

Our flagship agentic AI product launches in 2025 included CoCounsel Legal powered by Deep Research grounded in Westlaw and Practical Law; CoCounsel Tax & Audit; and ONESOURCE+, an intelligent compliance network for corporate professionals.

•

Continued development of Thomson, a vertically specialized large language model for professional workflows, leveraging talent and technology acquired through the Safe Sign acquisition and Thomson Reuters proprietary content and domain expertise.

•	We are delighted to have been added to the NASDAQ-100 Index, an important milestone reflecting our evolution from a trusted content company to a pioneering technology company.

•

We continued to build upon our strategic relationships with leading technology players to support our delivery of innovative and cutting-edge AI solutions. We also embedded CoCounsel into professionals’ everyday workflows so customers can benefit from access to fiduciary grade AI outputs, right where they work.

•

In 2025, we met key financial targets including organic revenue growth, adjusted EBITDA margin, and free cash flow, delivering strong, sustainable value for our shareholders. We continue our balanced capital allocation approach to shareholder value creation, which includes dividend growth, strategic M&A and shareholder returns.

•	In 2026, we announced a 10% or $0.24 per share annualized increase in the dividend to $2.62 per common share, the fifth consecutive year at this pace and the 33rd consecutive annual dividend increase.

2025 Target Compensation

	Target Total Direct Compensation			Fixed	Variable
	C$	US$	% of base salary

Base salary	1,605,000	1,149,517	-	10%

Annual incentive award	3,210,000	2,299,034	200%	-	19%

Long-term incentive awards	11,636,250	8,333,999	725%	-	71%

Total	16,451,250	11,782,550	-	10%	90%

Base salary: Steve’s base salary was increased from C$1,495,000 to C$1,605,000 in 2025 to better align his pay with the market

Annual incentive award: Steve’s 2025 annual incentive award had a payout of 101% of target based on financial performance.

Long-term incentive awards: Steve’s long-term incentive award was increased from 675% to 725% of his base salary to better align his pay with the market. Steve’s 2025 award grant (based on 2024 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Page 74	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Mike Eastwood

Chief Financial Officer

Mike Eastwood has been Chief Financial Officer of Thomson Reuters since March 2020. Mike will remain our Chief Financial Officer until May 8, 2026. Following that date, he will become the Chairman of the Board of the Thomson Reuters Foundation and will continue to support Thomson Reuters as an advisor to Steve Hasker. Mike joined Thomson in 1998 and has had several senior finance roles. Mike was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mike was also previously Chief Financial Officer of the company’s former Intellectual Property & Science business (which was sold in 2016). Mike received a BSA in Accounting from East Carolina University and an MBA from the University of North Carolina.

2025 Performance

Under Mike’s leadership in 2025:

•

In 2025 our revenue performance met the targets set out in our 2025 outlook. Revenues increased 3% in total, while organic revenues increased 7%. Revenues for our “Big 3” segments increased 4% in total and 9% on an organic basis.

•

Our adjusted EBITDA for the year increased 6% to $2.9 billion and the related margin rose 100bp to 39.2% despite incremental investments. Adjusted earnings per share was up to $3.92, compared to $3.77 in 2024. Operating profit was $2.1 billion, and our diluted earnings per share was $3.33.

•

In 2025, we generated net cash from operating activities of $2.7 billion and achieved our 2025 outlook with $1.95 billion of free cash flow. Our strategic acquisitions were $843 million in value, including SafeSend, a cloud-native provider that automates the last mile of the tax preparation workflow, Additive, which uses cutting-edge AI to automate tax document processing, and TimeBase, a leading provider of information in Australia to find, search, and track legislation, as part of our international business growth strategy.

•

We returned $2.0 billion to shareholders in dividends and share repurchases in 2025. In August 2025, we announced our plan to repurchase up to $1.0 billion of our common shares under a Normal Course Issuer Bid approved by the Toronto Stock Exchange, which we completed in late October 2025 by repurchasing 6.0 million of our common shares.

2025 Target Compensation

	Target Total Direct Compensation (2025)			Fixed	Variable
	C$	US$	% of base salary

Base salary	950,000	680,400	-	18%	-

Annual incentive award	1,187,500	850,499	125%	-	23%

Long-term incentive awards	3,087,500	2,211,298	325%	-	59%

Total	5,225,000	3,742,197	-	18%	82%

Base salary: Mike’s base salary was unchanged in 2025.

Annual incentive award: Mike’s 2025 annual incentive award had a payout of 101% of target based on financial and individual performance.

Long-term incentive awards: Mike’s long-term incentive award was increased from 300% to 325% of his base salary to better align his pay with the market. Mike’s 2025 award grant (based on 2024 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 75

Kirsty Roth

Chief Operations and Technology Officer

Kirsty Roth has been Chief Operations and Technology Officer since August 2020. Prior to joining Thomson Reuters, Kirsty was Global Head of Operations and a Group General Manager for HSBC from May 2016 to August 2020. Before that, Kirsty was Chief Operating Officer for Finance, Operations and IT at Credit Suisse from 2011 to 2016 and a Consulting Partner with Deloitte from 2001 to 2011. Kirsty is a non-executive director on the board of Deutsche Bank AG. Kirsty received a bachelor’s degree in Chemistry from the University of Bristol.

2025 Performance

Under Kirsty’s leadership in 2025:

•	We launched significant product upgrades with Generative AI including Westlaw Deep Research, Ready to Review, Ready to Advise and Clear AI.

•

We delivered consistent service reliability and customer experience outcomes across our core businesses. Key customer-facing products achieved 99.8% availability, and our overall customer experience satisfaction rate (CSAT) reached nearly 90%. Our tax platforms operated through peak filing seasons without major incidents, supporting customers during critical regulatory periods.

•

We continued to advance the responsible use of artificial intelligence across products and internal operations. New AI-enabled capabilities were introduced in legal and tax research, document analysis, and workflow automation. Internal adoption of AI tools increased to 80%+, and our internal enterprise AI platform usage scaled to nearly 23,000 users, contributing to measurable productivity improvements.

•

We strengthened operational efficiency and cost discipline through technology modernization, cloud optimization, and key long-term commercial agreements. We have solidified our 5-year cloud strategy securing $200M+ in financial benefits across key vendors.

•

We strengthened the company’s operational resilience and governance by advancing large scale technology integrations, separations, and compliance initiatives. We also achieved key security and regulatory milestones, including FedRAMP “In Process” status for key products and ISO 42001 certification for selected platforms, supporting long term risk management and market access.

2025 Target Compensation

	Target Total Direct Compensation			Fixed	Variable
	CHF	US$	% of base salary

Base salary	685,000	829,044	-	19%	-

Annual incentive award	856,250	1,036,305	125%	-	24%

Long-term incentive awards	2,055,000	2,487,132	300%	-	57%

Total	3,596,250	4,352,481	-	19%	81%

Base salary: Kirsty’s base salary was unchanged in 2025.

Annual incentive award: Kirsty’s 2025 annual incentive award had a payout of 101% of target based on financial and individual performance.

Long-term incentive awards: Kirsty’s long-term incentive award was increased from 275% to 300% of her base salary to better align her pay with the market. Kirsty’s 2025 award grant (based on 2024 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Page 76	Management Proxy Circular and Notice of Annual Meeting of Shareholders

David Wong

Chief Product Officer

David Wong has been Chief Product Officer since July 2020. Prior to joining Thomson Reuters, David worked at Facebook as Product Management Lead from January 2019 to June 2020 and Product Manager from February 2018 to January 2019. David served as SVP of Product Leadership of Nielsen Holdings PLC from November 2014 to February 2018 and prior to that, served as Nielsen’s VP of Product Leadership from May 2011 to November 2014. David was also a consultant at McKinsey & Company from August 2006 to March 2011. He holds a degree in Engineering Science from the University of Toronto, where he specialized in applied physics and electrical engineering.

2025 Performance

Under David’s leadership in 2025:

•	In Legal Professionals, we launched CoCounsel Legal with agentic AI and Deep Research on Westlaw Advantage, the legal industry’s first agentic AI research capability.

•	In Tax, Audit & Accounting Professionals, we launched CoCounsel for Tax and Audit, including Ready to Review for automated tax return preparation and Ready to Advise for AI-powered tax planning.

•	In Corporates, we unveiled ONESOURCE+, the only Intelligent Compliance Network powered by agentic AI, and introduced CLEAR Investigate with enhanced AI investigative tools.

•	We expanded CoCounsel globally, adding French, German, Portuguese, Spanish and Japanese language capabilities across multiple countries.

2025 Target Compensation

	Target Total Direct Compensation			Fixed	Variable
	C$	US$	% of base salary

Base salary	850,000	608,779	-	17%	-

Annual incentive award	1,062,500	760,973	125%	-	22%

Long-term incentive awards	2,975,000	2,130,725	350%	-	61%

Total	4,887,500	3,500,477	-	17%	83%

Base salary: David’s base salary was unchanged in 2025.

Annual incentive award: David’s 2025 annual incentive award had a payout of 101% of target based on financial and individual performance.

Long-term incentive awards: David’s 2025 award grant was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 77

Paul Bascobert

President, Reuters News

Paul Bascobert has been President of Reuters News since September 2022. Prior to joining Thomson Reuters in September 2022, he was the CEO of Blue Ocean Acquisition Corp, a special purpose acquisition company focused on media, marketplace and tech platform businesses from April 2021 to September 2022. Prior to that, he was CEO of Gannett Co., Inc from August 2019 to July 2020. Paul served as President of XO Group, a U.S. based media and technology company from September 2016 to May 2019 and prior to that served as President of Yodle Inc. from May 2014 to September 2016. Paul also served as President of Bloomberg Businessweek and Head of Business Operations for the newly created Bloomberg Media Group from December 2009 to May 2014, as well as Senior Vice President of Operations and then Chief Marketing Officer at Dow Jones from January 2006 to December 2009. Paul has a degree in electrical engineering from Kettering University and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania and is a member of the Council on Foreign Relations.

2025 Performance

Under Paul’s leadership in 2025, Reuters:

•	Closed the year with revenues at $853 million, exceeding its target for the year.

•	Passed 135,000 subscribers to Reuters.com in the first full year of subscriptions and received over 1 billion downloads of Reuters podcasts for the first time.

•	Expanded into the Gulf region with the successful launches of the Arabic edition of Reuters.com and the new Reuters NEXT Gulf event.

•	Continued to transform its news and business operations, using AI to improve productivity and performance.

•	Received 150 journalism awards, including its first Pulitzer Prize in Investigative Reporting.

2025 Target Compensation

	Target Total Direct Compensation		Fixed	Variable
	US$	% of base salary

Base salary	750,000	-	24%	-

Annual incentive award	937,500	125%	-	29%

Long-term incentive awards	1,500,000	200%	-	47%

Total	3,187,500	-	24%	76%

Base salary: Paul’s base salary was unchanged in 2025.

Annual incentive award: Paul’s 2025 annual incentive award had a payout of 101% of target based on financial and individual performance.

Long-term incentive awards: Paul’s 2025 award grant (based on 2024 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Page 78	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Additional Information

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information about retirement and other pension benefits provided to each named executive officer, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2025 consisted of:

•

Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.

•

Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a professional advisor who is familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to work with one advisor.

Insurance Policies

Our company provides life insurance to certain employees.

Our Canadian employees are provided with life insurance coverage equal to 1.5 times their base salary up to C$1,000,000. Employees may increase this coverage at their expense. Steve Hasker, Mike Eastwood, and David Wong are eligible for this benefit.

Our U.S. employees are provided with group life insurance in the amount of their base salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Paul Bascobert is eligible for this benefit.

Under the Swiss cash balance pension plan described in the Defined Benefit Pension Plans section of this circular, our Swiss employees are provided with a lump sum death in service benefit equal to 2.0 times their base salary. In addition, and where applicable, there is a spouse or partner pension payable to the beneficiary which is equal to 60% of the disability pension available under the plan and an orphan’s pension payable to the beneficiary equal to 20% of the disability pension available under the plan. Kirsty Roth is eligible for this benefit.

Termination Benefits

Each of our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for annual and off-cycle awards. The following describes our current policy.

Annual grants of long-term incentive awards are typically approved at the Board’s meeting in March of each year.

Under the equity grant policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the 10th day of each month.

New hire awards are made on the 10th day of the month following the month in which the grantee commenced employment with Thomson Reuters.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 79

If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the 10th day of the month following the month when the closed period ended, or when we are no longer in possession of material nonpublic information. If the 10th day of the month is not a business day, then the applicable award is made on the next business day that follows the 10th. We do not backdate or spring-load stock option grants.

Clawback Policies

We have two clawback policies. Our Incentive-Based Compensation Clawback Policy (Financial Restatement) (the Financial Restatement Clawback Policy) is designed to comply with Section 10D of the Securities Exchange Act of 1934 and the Nasdaq listing standards. Under the Financial Restatement Clawback Policy, in the event of an accounting restatement due to our material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct a material error in previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (Materially Non-Compliant Financial Statements), Thomson Reuters must recover erroneously awarded performance-based compensation previously paid to our executive officers in accordance with the terms of the Financial Restatement Clawback Policy. Furthermore, under the Financial Restatement Clawback Policy, Thomson Reuters is prohibited from indemnifying any executive officer or former executive officer against the loss of erroneously awarded performance-based compensation and from paying or reimbursing an executive officer for purchasing insurance to cover any such loss. A copy of our Financial Restatement Clawback Policy is attached as an exhibit to our annual report.

Our Incentive-Based Compensation Clawback Policy (Wrongful Acts) permits us to seek recoupment of incentive-based compensation, including TRSUs and PRSUs from our executive officers and certain other members of our management team in circumstances where such individuals engaged in wrongful acts such as theft, fraud, a violation of our Code of Business Conduct and Ethics or such other serious misconduct that results in harm to Thomson Reuters, including conduct that results in a Materially Non-Compliant Financial Statement.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end ten (10) days prior to the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the SEC as our company is a foreign private issuer for SEC purposes.

Our directors and executive officers are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type include, but are not limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Page 80	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the TSX in Canadian dollars and on the Nasdaq in U.S. dollars under the symbol “TRI”. On February 25, 2025, we transferred our U.S. stock exchange listing to the Nasdaq. Prior to that date our common shares were listed on the NYSE.

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Cumulative Value of a US$100 Investment

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2021 to December 31, 2025), the total shareholder return of our U.S. and Canadian dollar denominated common shares was approximately 79.81% and 94.10%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was lower than the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was lower than the S&P/TSX Composite Index.

The graph below reflects named executive officer compensation based on amounts reflected in the Summary Compensation Table in this year’s circular and in prior year circulars. Amounts for new hires or those new in role are not annualized.

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 81

CEO Compensation Lookback

The table below compares compensation awarded to Steve Hasker in 2021, 2022, 2023, 2024 and 2025 with the value of that compensation that has been realized or is realizable as of December 31, 2025. The value of realized compensation for each year includes base salary, the annual incentive award paid for the year and the value of vested RSUs and stock options. Vested RSUs are valued based on the market price at vesting and company performance in the case of performance awards. Vested stock options are valued based on the Black-Scholes value at vesting. Realizable compensation represents the value of unvested RSU and stock option awards based on the closing stock price on December 31, 2025. The value of realizable compensation is tied to future stock price and company performance until vested. The table also shows the realized and realizable value to the CEO for each $100 of compensation awarded each year, then the cumulative shareholder return per $100 invested in our common shares and in the S&P 500 Composite Index over the same period. These values are indexed at $100 to provide a more meaningful comparison.

					Value of $100 (as of December 31, 2025)
Year Awarded	Period	Target total direct compensation	Realized and Realizable value as of December 31, 2025[5]	Ratio of Realized and Realizable value as of December 31, 2025 to target total direct compensation (multiplied by $100)	Thomson Reuters shareholders	S&P 500 Composite

2021	1/1/21 to 12/31/21	$10,033,225	$25,957,304	$259	$180	$196

2022	1/1/22 to 12/31/22	$9,949,668	$17,605,251	$177	$121	$152

2023	1/1/23 to 12/31/23	$9,949,052	$10,992,195	$110	$125	$186

2024	1/1/24 to 12/31/24	$10,923,355	$9,538,516	$87	$93	$147

2025	1/1/25 to 12/31/25	$11,519,547	$8,015,131	$70	$83	$118

Cost of Management Ratio

The table below shows the cost of management ratio, which is reflected as total compensation reported for our top five most highly compensated named executive officers in the Summary Compensation Table for the last five years as a percentage of adjusted EBITDA. The cost of management ratio is affected by foreign exchange rates, the named executive officers each year and our adjusted EBITDA performance.

	2021	2022	2023	2024	2025
Total compensation reported for the NEOs	$28,288,239	$24,658,798	$24,022,203	$29,020,711	$26,456,843
Adjusted EBITDA	$1,970,000,000	$2,329,000,000	$2,678,000,000	$2,779,000,000	$2,936,000,000
Cost of management ratio	1.44%	1.16%	0.90%	1.04%	0.90%

Page 82	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Executive Compensation

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of compensation realizable by our named executive officers.

					Non-equity incentive plan compensation ($)	Pension value ($)[5]	All other compensation ($)[6]	Total compensation ($)

Name and principal position	Year	Salary ($)[1]	Share- based awards ($)[2]	Option- based awards ($)[3]	Annual incentive plans[4]

Steve Hasker President and Chief Executive Officer	2025	1,130,091	6,068,251	2,022,743	2,282,784	–	173,403	11,677,272
	2024	1,090,101	5,739,767	1,913,285	2,921,471	–	182,100	11,846,724
	2023	1,109,576	4,965,256	1,655,068	2,174,769	–	170,317	10,074,986

Mike Eastwood Chief Financial Officer	2025	680,400	1,610,335	536,706	859,004	–	106,035	3,792,480
	2024	692,706	1,621,347	540,374	1,160,283	–	107,908	4,122,618
	2023	700,507	1,280,134	426,687	858,121	–	109,137	3,374,586

Kirsty Roth Chief Operations and Technology Officer	2025	829,044	1,700,883	566,901	1,046,668	150,254	0	4,293,750
	2024	777,382	1,678,787	559,550	1,302,114	192,051	6,515	4,516,399
	2023	764,982	1,388,335	462,759	937,103	125,499	360	3,679,038

David Wong Chief Product Officer	2025	608,779	1,551,612	517,140	768,583	–	99,660	3,545,774
	2024	588,129	1,351,567	450,491	985,116	–	98,308	3,473,611
	2023	587,815	1,096,048	365,346	720,074	–	97,745	2,867,028

Paul Bascobert President, Reuters	2025	750,000	1,125,072	375,022	946,875	–	100,852	3,297,821
	2024	750,000	1,125,103	375,008	1,256,250	–	75,475	3,581,836
	2023	750,000	1,125,095	375,007	918,750	–	40,124	3,208,976

1

Steve Hasker’s, Mike Eastwood’s and David Wong’s 2025, 2024, and 2023 compensation was paid in Canadian dollars and amounts in the table have been translated to U.S. dollars. Kirsty Roth’s 2025, 2024, and 2023 compensation was paid in Swiss francs and amounts in the table have been translated to U.S. dollars.

2

Share-based awards reflect the grant date fair value of RSUs granted as long-term incentive awards in 2025, 2024 and 2023. The grant date fair value of all 2025, 2024 and 2023 awards were based on the closing price of our common shares on the NYSE or Nasdaq on the date prior to the grant date. PRSUs are valued assuming target performance. Additional information about our long-term incentive awards is provided in the “Compensation Discussion and Analysis” section of this circular.

3

For options granted in 2025, 2024 and 2023, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. The grant date fair value of stock options granted in 2025, 2024 and 2023 was essentially the same as the accounting fair value of those stock options. Additional information is provided in note 26 of our 2025 annual consolidated financial statements, which is included in our 2025 annual report. The following table provides additional information, including assumptions and key estimates, about options granted to named executive officers in the last three years.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 83

Grant Date	Expected Life (in years)	Exercise/Market Price	Risk-free Rate	Volatility	Dividend Yield	Black-Scholes Valuation	Black- Scholes Ratio

March 5, 2025	5.0	$175.82	4.08%	22.36%	1.61%	$40.26	22.90%

March 6, 2024	5.0	$156.94	4.23%	22.62%	1.77%	$35.91	22.88%

May 10, 2023	5.0	$123.39	3.57%	22.26%	2.08%	$25.22	20.44%

March 1, 2023	5.0	$121.03	4.23%	21.95%	2.08%	$25.97	21.46%

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2025 is set forth in the “Incentive Plan Awards” subsection that follows later in this circular.

4

Annual cash incentive payouts are with respect to performance during 2025, 2024 and 2023. Payouts were made in the first quarter of 2026, 2025 and 2024, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

5

Pension value represents the compensatory portion of the change in the accrued defined benefit pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

6	All other compensation for 2025 for our named executive officers also includes the following perquisites:

•	For Steve Hasker, a supplemental retirement plan allocation of $169,428;

•	For Mike Eastwood, a supplemental retirement plan allocation of $102,060;

•	For David Wong, a supplemental retirement plan allocation of $91,317; and

•	For Paul Bascobert, a supplemental retirement plan allocation of $37,500 and the cost of a company event (valued at $26,600 and an associated gross up value of $32,911).

For additional information regarding the supplemental retirement plan allocations, please see the “Pension and Other Retirement Benefits” section of this circular.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Steve Hasker does not receive additional compensation for serving on our Board of Directors.

Page 84	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2025. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the Nasdaq on December 31, 2025 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the Nasdaq on December 31, 2025. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
Steve Hasker	234,956	75.96	3/4/2030	13,141,089	114,998	$15,167,086	–
	141,911	88.87	3/3/2031	6,105,011
	103,721	102.00	3/2/2032	3,100,221
	63,730	121.03	3/1/2033	692,108
	53,280	156.94	3/6/2034	–
	50,242	175.82	3/5/2035	–
Mike Eastwood	6,564	102.00	3/2/2032	196,198	30,834	4,066,696	–
	8,215	121.03	3/1/2033	89,215
	11,286	156.94	3/6/2034	–
	13,331	175.82	3/5/2035	–
Kirsty Roth	7,378	102.00	3/2/2032	220,528	32,659	$4,307,396	–
	8,910	121.03	3/1/2033	96,763
	15,582	156.94	3/6/2034	–
	14,081	175.82	3/5/2035	–
David Wong	10,852	88.87	3/3/2031	466,853	27,153	$3,581,209	–
	22,479	102.00	3/2/2032	671,897
	14,068	121.03	3/1/2033	152,778
	12,545	156.94	3/6/2034	–
	12,845	175.82	3/5/2035	–
Paul Bascobert	14,440	121.03	3/1/2033	156,818	23,472	$3,095,722	–
	10,443	156.94	3/6/2034	–
	9,315	175.82	3/5/2035	–

The closing price of our common shares on December 31, 2025 on the Nasdaq was $131.89. During 2025, the high and low closing prices for our common shares on the Nasdaq were $214.21 and $128.65, respectively.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 85

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2025, based on the closing price of our common shares on the Nasdaq on that day. RSU amounts below include additional units received from notional dividend equivalents. In 2025, we granted the following additional units from notional dividend equivalents to our named executive officers: Steve Hasker – 1,598; Mike Eastwood – 428; Kirsty Roth – 457; David Wong – 372; and Paul Bascobert – 316. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*
Steve Hasker	38,332	76,666	114,998	$15,167,086
Mike Eastwood	10,278	20,556	30,834	$4,066,696
Kirsty Roth	10,887	21,772	32,659	$4,307,396
David Wong	9,051	18,102	27,153	$3,581,209
Paul Bascobert	7,824	15,648	23,472	$3,095,722

*	Assumes vesting of PRSUs at the target amount (100%).

Incentive Plan Awards – Value Vested or Earned in 2025

The following table sets forth information regarding incentive plan awards that vested or were earned in 2025. The dollar value of share-based awards (PRSUs and TRSUs) reflects the number of units vested multiplied by the closing price of our common shares on the Nasdaq on the vesting date. The dollar value of vested options reflects the difference between the closing price of our common shares on the Nasdaq on the vesting date and the exercise price of the applicable options. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2025. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Steve Hasker	5,934,840	8,610,728	2,282,784
Mike Eastwood	1,512,697	2,179,568	859,004
Kirsty Roth	1,631,154	2,450,081	1,046,668
David Wong	1,293,810	1,866,141	768,583
Paul Bascobert	234,131	0	946,875

Stock Options – Exercises in 2025

As indicated in the table below, Mike Eastwood, Kirsty Roth, and David Wong were the only named executive officers who exercised stock options in 2025.

Name	Exercise date	Grant date	Number of options	Exercise price	Sale Price	Gain
Michael Eastwood	May 2, 2025	March 3, 2021	8,980	$88.87	$183.31	$848,028
	May 2, 2025	March 2, 2022	1,552	$102.00	$183.31	$126,186
	May 2, 2025	March 2, 2022	5,011	$102.00	$183.31	$407,420
	May 2, 2025	March 1, 2023	4,108	$121.03	$183.31	$255,826
	May 2, 2025	March 6, 2024	3,762	$156.94	$183.31	$99,186

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Name	Exercise date	Grant date	Number of options	Exercise price	Sale Price	Gain
Kirsty Roth	February 14, 2025	March 3, 2021	9,444	$88.87	$176.66	$829,045
	February 14, 2025	March 2, 2022	7,378	$102.00	$176.66	$550,807
	May 2, 2025	March 3, 2021	9,445	$88.87	$182.99	$888,917
	May 2, 2025	March 2, 2022	7,378	$102.00	$182.99	$597,508
	May 2, 2025	March 1, 2023	8,909	$121.03	$182.99	$551,958
David Wong	February 14, 2025	March 3, 2021	2,256	$88.87	$177.44	$199,815
	May 2, 2025	March 3, 2021	3,552	$88.87	$184.92	$341,154
	August 7, 2025	March 3, 2021	2,322	$88.87	$181.10	$214,153
	November 5, 2025	March 3, 2021	2,619	$88.87	$147.81	$154,375

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
Stock options	1,196,152	US$115.75		–
TRSUs	915,382	N/A	[1]	–
PRSUs	531,773	N/A	[1]	–
Total	2,643,307	–		6,788,711
Equity compensation plans not approved by security holders	–	–		–
Total	2,643,307	–		6,788,711

1	Unlike stock options, RSUs do not have an applicable exercise price.

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Chief Legal Officer and Company Secretary, 19 Duncan Street, Toronto, Ontario M5H 3H1, Canada.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our director compensation plan is described in the “About Our Directors – Director Compensation and Share Ownership” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 87

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Defined Benefit Pension Plans

Steve Hasker, David Wong, and Paul Bascobert do not participate in a defined benefit pension plan.

Thomson Reuters has a broad based, U.S. defined benefit pension plan which has been closed to new participants since 2006. Mike Eastwood participated in the plan through April 2019. In 2020, we announced that we froze benefit accruals in the plan for participating employees effective as of January 1, 2023. The plan is funded by one of our wholly owned U.S. subsidiaries and is qualified under U.S. federal income tax laws.

Kirsty Roth participates in a Swiss cash balance pension plan. Participating employees contribute up to 10% of their insured (pensionable) salary and the company contributes 17% of the employee’s insured (pensionable) salary. The maximum pensionable salary is CHF 860,400.

The following table sets forth information related to our two named executive officers who participate or participated in a defined benefit pension plan.

		Annual benefits payable ($)[2]
Name	Number of years credited service (#)[1]	At year end	At age 65	Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non- compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]

Mike Eastwood	13.58	58,000	58,000	475,000	–	42,000	517,000
Kirsty Roth	5.33	68,435	254,726	1,249,189	150,254	(96,733)	1,302,711

1

Kirsty Roth has 5.33 years of credited service with Thomson Reuters for her pension plan benefit and an additional 6.0 years of credit service that she earned while participating in a prior employer’s pension plan and which was transferred into the Thomson Reuters plan during 2021. The table above only reflects amounts earned by Kirsty at Thomson Reuters.

2

Annual benefits payable at year-end represent the estimated pension earned for all service up to December 31, 2022 for the pension plan and Retirement Plus Plan. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date and are payable on a single life annuity benefit. Since the plans were frozen effective December 31, 2022, the benefits payable at age 65 are the same as the benefits payable at year-end.

3

For Mike Eastwood, the accrued obligation, as of December 31, 2024 represents the estimated value of the projected pension benefit from the pension plan and Retirement Plus plan, earned for all service through December 31, 2022 (the pension freeze date). The key assumptions include a discount rate of 5.65% and the Pri 2012 mortality table with MP2021 generational improvement scale. For Kirsty Roth, the amount is based on December 31, 2024, IAS 19, Employee Benefits reporting assumptions. The key assumptions are a discount rate of 0.75%, a rate of compensation increase of 2.25%, a cash balance interest crediting rate of 3.30%, and the BVG 2020 mortality with CMI mortality improvements including a long-term rate of 1.50% per year. Value is based on benefits earned during employment with Thomson Reuters, not including amounts transferred in from prior employers.

4

The amount shown above includes service cost (with interest to end of year) plus plan changes and differences between actual and estimated earnings. For Kirsty Roth, the compensatory change reflects the present value of the company contribution of CHF 111,952, projected until retirement at a growth rate of 3.30% and discounted back to current age at a rate of 1.20% and other actuarial assumptions in accordance with IAS, Employee Benefits; as well as the change in the present value of her benefits due to a plan change adopted during 2024 which increased the retirement age under the plan from age 62 to age 65.

5

For Mike Eastwood, the amount shown above includes the interest cost on the accrued obligation, and the impact of the change in discount rate from 5.65% to 5.45%. For Kirsty Roth, the amount shown includes interest on the opening present value of the defined benefit obligation, the impact of the change in discount rate from 0.75% to 1.20%, in cash balance interest crediting rate from 3.30% to 2.20% and in the compensation increase assumption from 2.25% to 2.00% and the value of the member’s contributions into the plan during the year.

6

For Mike Eastwood, the accrued obligation as of December 31, 2025 represents the estimated value of the projected pension benefit from the pension plan and Retirement Plus plan, earned for all service through December 31, 2022. The key assumptions include a discount rate of 5.45% and the Pri2012 mortality table with MP2021 generational improvement scale. For Kirsty Roth, the amount is based on December 31, 2025 IAS 19, Employee Benefits reporting assumptions. The key assumptions are a discount rate of 1.20%, a rate of compensation increase of 2.00%, a cash balance interest crediting rate of 2.20%, and the BVG 2020 mortality with CMI mortality improvements including a long-term rate of 1.50% per year. Value is based on benefits earned during employment with Thomson Reuters, not including amounts transferred in from prior employers.

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Defined Contribution Plans

Steve Hasker, Mike Eastwood, and David Wong participate in a Canadian defined contribution pension plan (DCPP). Our company contributes 15% of each of their base salary to their individual DCPP account, up to the Canada Income Tax Act (ITA) contribution limit (C$33,810 in 2025). Once the ITA limit is reached, the 15% allocation continues in a Supplemental Retirement Plan (SRP), where a notional account is tracked and held in the executive’s name. There is no cap to the dollar value that can be allocated to the SRP. In 2025, Steve, Mike, and David received SRP allocations of C$202,752, C$108,690, and C$93,690, respectively. The following table sets forth information related to Steve, Mike, and David’s participation in the DCPP and SRP.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)[1]
Steve Hasker	665,480	160,610	943,815
Mike Eastwood	485,279	102,060	671,287
David Wong	276,168	86,620	435,610

1	End of year balances reflect losses due to investment performance.

Paul Bascobert participates in a 401(k) retirement savings plan, which provides for company matching contributions to amounts contributed to the plan in 2025. Participating employees can contribute up to 50% of their eligible compensation on a combined before-tax or after-tax basis. All employees (including Paul Bascobert) receive company matching contributions equal to 100% of the first 5% of eligible compensation that they contributed. The maximum before-tax and/or Roth 401(k) contribution that could be made by Paul Bascobert in 2025 (including age 60-63 special catch-up contributions) was $34,750.

Retirement Plus Plans

We provide a supplemental benefit to Steve Hasker, Mike Eastwood, and David Wong through an SRP, as discussed above.

We provide a supplemental benefit to Paul Bascobert through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Under this benefit, we provide allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS). In 2025, the IRS compensation limit was $350,000. As a result, Paul Bascobert received an allocation of $20,000 in 2025 under this plan. Amounts under this plan are paid from our general assets. Mike Eastwood ceased participating in that plan at the end of April 2019 and has not received allocations to that plan since that time.

SERPs

None of our executive officers has a supplemental executive retirement plan (SERP).

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Termination Benefits

Potential Payments upon Termination

Our change in control benefits for named executive officers require a “double trigger”. We do not gross up taxes related to termination and no severance is provided for terminations for cause.

Severance payments

Each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

Annual incentive awards

Pursuant to award terms and conditions, 2026 annual incentive awards would be treated as follows in the event of termination.

Termination Event	Award Treatment

Voluntary termination	Forfeited if this occurs on or prior to February 26, 2027, subject to applicable law.

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	If this occurs between January 1, 2026 and December 31, 2026, an award payout will be made to the executive that is pro-rated through the date of termination based on the executive’s target award and modified by the business performance for the 2026 performance period. Payment will be made in or about March 2027 following the completion of the 2026 performance period.

Sale of the executive’s business or Change of Control of Thomson Reuters	Thomson Reuters may (without the consent of the executive) assign all or part of its award payment obligation to make payments under the annual incentive plan or for a third party purchaser to substitute a substantially similar award for the executive and other participants whose business is being acquired or if a Change of Control occurs.

Retirement	Forfeited, if this occurs between January 1, 2026 and June 30, 2026. If this occurs between July 1, 2026 and December 31, 2026, an award payout will be made that is pro-rated through the date of termination based on the executive’s target award and modified by business performance for the 2026 performance period. Payment will be made in or about March 2027 following the completion of the 2026 performance period.

Disability or Death	Forfeited, if this occurs between January 1, 2026 and June 30, 2026. If this occurs between July 1, 2026 and December 31, 2026, an award payout will be made that is pro-rated through the date of termination based on the executive’s target award. Payment will be made as soon as administratively practicable following the occurrence of the event.

If an executive’s employment is terminated for any reason other than voluntary termination, for poor performance or for Cause (i) between January 1, 2027 and February 26, 2027 but before award payouts are made, an award payout based on the executive’s target award, modified by business performance for the 2026 performance period, will be made on the payment date in 2027; and (ii) between March 1, 2027 and the payment date in 2027, an award payout based on the executive’s target award, modified by the business and individual performance for the 2026 performance period, will be made on the payment date in 2027.

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Equity-based awards

The tables below set forth the treatment of stock options, TRSUs and PRSUs in the event of termination.

Stock options

Pursuant to award terms and conditions, stock options would be treated as follows in the event of termination:

Termination Event	Vested Options	Unvested Options	Exercise Period

Voluntary termination	Remain exercisable	Forfeited	The earlier of 3 months from the termination date or the grant expiration date.

Involuntary termination for poor performance or for Cause	Forfeited	Forfeited	N/A

Involuntary termination not for poor performance or without Cause	Remain exercisable	One additional vesting period (standard vesting is 25% in each of the first four years of the award) is accelerated and exercisable upon termination and the remaining unvested options are forfeited.	The earlier of 3 months from the termination date or the grant expiration date.

Sale of the holder’s business	Remain exercisable	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested options.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming options or substituting similar awards)	Remain exercisable

Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control (as described below)); otherwise, the options continue to vest on the original vesting date(s) subject to continuous employment.

The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

Retirement	Remain exercisable

Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.

Options outstanding for 7 years or more: earlier of 1 year from Retirement or expiration of the options. Options outstanding for less than 7 years: 7 years from the grant date.

Disability	Remain exercisable	Fully vested	The earlier of 1 year from the Disability date or the grant expiration date

Death	Remain exercisable	Fully vested	The earlier of 1 year from the date of Death or the grant expiration date

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TRSUs

Pursuant to award terms and conditions, TRSUs would be treated as follows in the event of termination:

Termination Event	Unvested TRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days from the grant date to the termination date). Vesting would occur on the termination date. The remaining TRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested TRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming TRSUs or substituting similar awards)	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control); otherwise, the TRSUs would become vested on the scheduled vesting date(s), subject to continuous employment.

Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested

Death	Fully vested

PRSUs

Pursuant to award terms and conditions, PRSUs would be treated as follows in the event of termination:

Termination Event	Unvested PRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s). The remaining PRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested PRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming PRSUs or substituting similar awards)

If a Change of Control occurs during first two years of the three year performance period, PRSUs will be converted to TRSUs at 100% of target performance and become vested on the original vesting date.

If a Change of Control occurs during year three of the three year performance period, PRSUs will be converted to TRSUs based on estimated performance and become vested on the original vesting date.

“Double trigger”—if a holder ceases to be an employee as a result of involuntary termination not for poor performance or without Cause within two years following a Change of Control, then all of the holder’s outstanding TRSUs (which were converted from PRSUs at the time of the Change of Control) shall become fully vested on the date that the holder ceased to be an employee.

Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Death	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

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Retirement

Retirement means retirement from active employment on or after attaining (a) age 65 or (b) age 60 or more and the combination of an employee’s age and years of credited service with Thomson Reuters is equal to 65 or more. For purposes of section (b) of this definition, partial years will be counted solely to determine whether an employee satisfies the total of 65 or more, but will not be rounded. These definitions are subject to any existing or additional statutory requirements or prescribed definitions that may be set forth by local laws in jurisdictions where awards have been granted and which would take precedence.

Change of Control

A “Change of Control” for purposes of our incentive plan awards would occur in the following circumstances: (i) all or substantially all of the assets of our company are sold, assigned or transferred other than to a subsidiary; (ii) a change in a majority of our Board members; (iii) 50% or more of our company’s outstanding voting securities are acquired by someone other than Woodbridge; or (iv) a going private transaction results in Woodbridge owning more than 50% of our company’s outstanding voting securities.

The Change of Control treatment described in the tables above is based on the surviving, successor or acquiring company assuming our outstanding incentive plan awards or substituting similar options or awards for our outstanding incentive plan awards. If the surviving, successor or acquiring company does not assume our outstanding incentive plan awards or substitute similar options or awards for our outstanding incentive plan awards, or our Board otherwise determines, our incentive plan awards will generally vest.

In the event of a Change of Control, our Board also has the power to (i) modify the terms of our annual incentive awards as it considers fair and appropriate to participants; (ii) modify the terms of our annual incentive awards to assist participation in the actual or potential Change of Control event; or (iii) terminate annual incentive awards not exercised or settled following the Change of Control.

Pension and benefits

Each named executive officer would be entitled to outplacement and continuation of generally available health and welfare benefits during the applicable period following termination. In addition, an executive may be eligible for continuation of supplemental benefits such as executive physicals, tax, and financial planning.

Other terms and conditions

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits. Each named executive officer has agreed to a set of restrictive covenants (e.g., non-compete, non-solicit, non-disparagement and confidentiality obligations) as part of PRSU, TRSU and/or stock option award terms and conditions.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies.

Agreement with Steve Hasker

We agreed with Steve Hasker that at least six months prior to the fifth anniversary of Steve becoming a Canadian tax resident (referred to as the “Departure Tax Trigger Date”), our company and Steve will undertake to analyze the impact to him of tax that may be levied by Canada Revenue Agency on the deemed disposition of certain types of assets when a person emigrates from Canada if his employment were to terminate with Thomson Reuters following the Departure Tax Trigger Date and he were to relocate back to the United States or to any other jurisdiction outside of Canada. Prior to a date which is 30 days prior to the Departure Tax Trigger Date, our company will choose, after good faith consultation with Steve, a commercially reasonable step to deal with the impact to him of the Canadian departure tax at no net cost to him. Such a step may include relocating Steve’s primary place of employment to any of Thomson Reuters’ offices in Ann Arbor, Dallas, Minneapolis-St. Paul or New York City (with such choice of location to be the subject of consultation with Steve, but ultimately within Thomson Reuters’ sole discretion taking into account the best interests of our company). Any such relocation shall not constitute “Good Reason” for purposes of Steve’s employment agreement with our company.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 93

Estimated incremental values

Each named executive officer may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that could be available to each named executive officer upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table. The amounts in the table assume that the named executive officer left our company on December 31, 2025.

	Involuntary Termination without Cause	Retirement	Involuntary termination for Cause or voluntary resignation	Resignation for good reason	Death or Disability	Qualifying “double trigger” termination following a Change of Control[1]

Steve Hasker

Severance	$2,299,034	–	–	–	–	$2,299,034

Equity-based compensation	–	–	–	–	–	–

Pension	–	–	–	–	–	–

Benefits	$70,000	–	–	–	$30,000	–

Total	$2,369,034	$0	$0	$0	$30,000	$2,299,034

Mike Eastwood

Severance	$1,360,799	–	–	–	–	$1,360,799

Equity-based compensation	–	–	–	–	–	–

Pension	–	–	–	–	–	–

Benefits	$70,000	–	–	–	$30,000	–

Total	$1,430,799	$0	$0	$0	$30,000	$1,360,799

Kirsty Roth

Severance	$1,658,088	–	–	–	–	$1,658,088

Equity-based compensation	–	–	–	–	–	–

Pension	–	–	–	–	–	–

Benefits	$70,000	–	–	–	$30,000	–

Total	$1,728,088	$0	$0	$0	$30,000	$1,658,088

David Wong

Severance	$1,217,557	–	–	–	–	$1,217,557

Equity-based compensation	–	–	–	–	–	–

Pension	–	–	–	–	–	–

Benefits	$70,000	–	–	–	$30,000	–

Total	$1,287,557	$0	$0	$0	$30,000	$1,217,557

Paul Bascobert

Severance	$1,500,000	–	–	–	–	$1,500,000

Equity-based compensation	–	–	–	–	–	–

Pension	–	–	–	–	–	–

Benefits	$70,000	–	–	–	$30,000	–

Total	$1,570,000	$0	$0	$0	$30,000	$1,500,000

1

Payable upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control). Amounts reflected for all named executive officers relate to a Change of Control of Thomson Reuters.

Page 94	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Indebtedness of Officers, Directors and Employees

As of April 13, 2026, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. As of April 13, 2026, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries owing to Thomson Reuters or any of our subsidiaries.

Directors’ and Officers’ Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $225 million for each claim and $225 million in the aggregate (including defense costs) and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.8 million.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 95

Additional Information

Non-IFRS Financial Measures

This circular includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, adjusted EBITDA less accrued capital expenditures and the related margin, free cash flow, adjusted EPS, effective tax rate on adjusted earnings, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see Appendices A and B of the Management’s Discussion and Analysis (MD&A) section of our 2025 annual report. Our 2025 annual MD&A has been filed on SEDAR+ and EDGAR and applicable reconciliations and disclosures from our 2025 annual MD&A are incorporated by reference in this circular. Additionally, when we use the terms “organic” and “organically”, we are referring to our changes in revenues of our existing businesses at constant currency excluding the impacts of acquisitions and dispositions. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

How to Contact the Board

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them by e-mail at board@thomsonreuters.com or by mail c/o Norie Campbell, Chief Legal Officer and Company Secretary, Thomson Reuters, 19 Duncan Street, Toronto, Ontario, M5H 3H1, Canada.

2026 Annual Meeting – Questions from Shareholders

At the annual meeting, shareholders in attendance will be provided with an opportunity to submit or ask questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com prior to the meeting.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Where to find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters for the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website, www.thomsonreuters.com.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2025 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR+ at www.sedarplus.ca and in the United States with the SEC through EDGAR at www.sec.gov. A copy of our Corporate Governance Guidelines has been filed on SEDAR+ and EDGAR and is incorporated by reference in this circular.

Under Rule 5615(a)(3) of the Nasdaq listing rules, we are required to disclose any home country practices we follow as a foreign private issuer in lieu of certain Nasdaq corporate governance requirements. Pursuant to Nasdaq Rule 5615(a)(3), Thomson Reuters follows home country practices in lieu of two Nasdaq listing rules. Nasdaq Rule 5635 requires shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions) as well as certain other corporate transactions, including issuances of greater than 20% of our common shares. TSX rules require shareholder approval of security-based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans, and the threshold for shareholder approval of common share issuances is 25% of outstanding common shares. Similar to a number of other Canadian issuers, our company intends to follow the TSX rules in lieu of the shareholder approval requirements of Nasdaq Rule 5635.

Page 96	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Further, Nasdaq Rule 5620(c) requires that the minimum quorum for a shareholder meeting shall be 33-1/3% of the outstanding common shares, whereas Thomson Reuters’ by-laws provide that a quorum for a shareholder meeting shall either be: (a) two persons present and each are entitled to vote or (b) the holder of the Thomson Reuters Founders Share. However, if the shareholder meeting includes the consideration of any resolution on which the holder of the Founders Share is entitled to vote, a quorum shall not be present for any purpose unless the holder of the Founders Share is present. Thomson Reuters’ quorum requirements comply with the Business Corporations Act (Ontario), and the TSX rules do not contain specific quorum requirements. Over the last five years, at least 90% of our shares have been represented at the annual general meeting.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company to be considered for appointment. The nomination committee assists in scrutinizing candidates’ suitability and its members include two persons appointed by the chairman after consultation with the European Court of Human Rights (ECHR). These have historically been judges of the ECHR. Our Board currently has one representative on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other directors of the Thomson Reuters Founders Share Company to the nomination committee. Other members are representatives of press associations from the United Kingdom and Australia. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. Thomson Reuters Founders Share Company, Thomson Reuters and Reuters are also party to an Amended and Restated Reuters Support Agreement governing the relationship between them.

For additional information about the Thomson Reuters Founders Share Company, its directors, the Thomson Reuters Trust Principles, the Founders Share that our company has issued to the Thomson Reuters Founders Share Company and the Amended and Restated Reuters Support Agreement, please see our 2025 annual report.

Additional Director Information

Steve Hasker, our President and Chief Executive Officer and a director of our company, was a director of Global Eagle Entertainment Inc. until May 2020. In July 2020, Global Eagle Entertainment Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Kim Rivera, a director of our company, was a director of Cano Health, Inc. In February 2024, Cano Health, Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Michael Friisdahl, a director of our company, was a director of SAS AB. In July 2022, SAS AB commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Share Repurchases – Normal Course Issuer Bid

We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are typically executed under a normal course issuer bid program, which is approved by the TSX. Our current normal course issuer program allows us to repurchase up to 16 million common shares between August 19, 2025 and August 18, 2026, at prevailing market prices in amounts and at times determined by our company. The normal course issuer bid permits us to repurchase shares through the TSX or the Nasdaq and/or other exchanges and alternative trading systems, if eligible, or by such other means as were permitted by the TSX and/or Nasdaq or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we had received an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases.

In February 2026, we announced a program to repurchase up to US$600 million of our common shares. This new buyback program is in addition to the $1.0 billion repurchase program we completed in October 2025. In 2025, we repurchased a total of 6.0 million common shares at an average price per common share of $166.05 under our normal course issuer bid program. Please see our 2025 annual report for additional information regarding our share repurchases and normal course issuer bid. A copy of the notices of intention related to the normal course issuer bid are available at www.sedarplus.ca and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page 97

Directors’ Approval

The Board of Directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Norie Campbell

Chief Legal Officer & Company Secretary

April 15, 2026

Page 98	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Appendix A – Equity Compensation and Other Plan Information

Stock Incentive Plan

Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.

Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.

Maximum number of shares issuable	69,150,969 shares, representing approximately 15.54% of our total issued and outstanding shares as of year end.

Shares and awards issued in 2025	In 2025, we issued approximately 0.8 million shares under the plan, which represented approximately 0.19% of our total issued and outstanding shares as of year-end. Total awards granted in 2025 represented approximately 0.22% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2025 represented approximately 0.04% and RSUs granted in 2025 represented approximately 0.18%.

Other limits	Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.

The maximum number of shares that may be issued in respect of RSU awards granted after December 31, 2016 will not exceed 13,503,378 shares.

The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 5,000,000.

The number of shares issued to “insiders” and their “associates” within any one-year period under the plan and any other security based compensation arrangement of Thomson Reuters cannot exceed 5% of the aggregate number of our issued and outstanding shares on a non-diluted basis. The maximum number of shares issuable to “insiders”, at any time, under the plan and any other share based compensation arrangement of Thomson Reuters cannot exceed 10% of the aggregate number of our issued and outstanding shares on a non-diluted basis.

The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. We may not issue ISOs under the plan at this time.

Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.

Types of awards that may be issued	Stock options, stock appreciation rights (SARs), awards of RSUs and other awards of shares based on the value of shares. Through the date of this circular, we have only issued non-qualified stock options and RSUs under this plan. We issue SARs under our separate phantom stock plan.

Maximum option term	10-year expiration date from the date of grant.

Exercise price of options	Equal to the closing price of our shares on the Nasdaq on the trading day immediately preceding the date of the grant.

Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page A-1

As of December 31, 2025

Common shares issued under the plan	59,718,951 (1)

Common shares remaining for issuance	9,432,018 (representing approximately 2.12% of our issued and outstanding shares as of year-end)

Stock options and RSUs outstanding	2,643,307 (representing approximately 0.59% of our issued and outstanding shares as of year-end)

Common shares remaining for issuance less outstanding stock options and RSUs	6,788,711 (representing approximately 1.53% of our issued and outstanding shares as of year-end)

Common shares issued and outstanding	444,962,490

Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year ended December 31, 2025 of 448,971,715	2.10%

Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.06%

(1)

Of the 59,718,951 common shares reflected as being issued under the plan as of December 31, 2025, only 30,678,266 common shares have been actually issued due to net settlement of RSUs and various stock options. When RSUs vest or stock options are exercised, our company deducts the gross amount of the underlying securities from the plan’s share reserve.

We believe that our stock incentive plan grant practices are conservative relative to applicable benchmarks and our compensation peer group. The following table provides information as of the end of each year indicated related to the stock incentive plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2025	2024	2023

Share usage – the total number of shares issued pursuant to stock options and RSUs during the applicable year, divided by the total weighted average of common shares outstanding during the year	0.13%	0.16%	0.19%

Burn rate – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.22%	0.22%	0.20%

Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year	2.10%	2.28%	2.47%

Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.06%	2.23%	2.41%

Page A-2	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options and RSUs granted in 2025 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination. If options or SARs would otherwise expire during a blackout period, the term will be extended until 10 business days after conclusion of such blackout period.

Plan amendments and changes

The Board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval (including, but not limited to, minor “housekeeping” changes, changes to comply with applicable laws and changes to vesting provisions of awards), except for an amendment which:

•

increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

•

increases the maximum number of shares that can be issued pursuant to RSUs;

•

increases the maximum number of shares which may be issued under the awards held by a participant;

•

reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•

extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

•

changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•

changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•

extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;

•

changes the rights attaching to our common shares;

•

changes the amending provisions of the plan;

•

removes or exceeds the insider participation limit under the plan (as defined in the TSX Company Manual), as amended from time to time; or

•

is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments. For a cashless exercise of options, the participant will receive the net number of shares equal to the in-the-money amount of the options (less applicable taxes). The number of options exercised will be deducted from the share reserve.

Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page A-3

Phantom Stock Plan

Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.

Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.

Maximum number of shares issuable	Not applicable, since all awards are cash-based.

Issued as of December 31, 2025	Not applicable, since all awards are cash-based.

Available for issue as of December 31, 2025	Not applicable, since all awards are cash-based.

Total SARs outstanding as of December 31, 2025	Not applicable, since all awards are cash-based.

Burn rate – the total number of SARs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	Not applicable, since all awards are cash-based.

Types of awards that may be issued	SARs and other cash-based awards.

Maximum SAR term	10-year expiration date from the date of grant.

Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.

Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.

Expiration of SARs	Identical to the provisions of the stock incentive plan described above.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.

Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.

Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan

Eligibility	Limited number of key executives in the United States.

Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.

Maximum number of shares issuable	6,488,478 shares, representing approximately 1.46% of our total issued and outstanding shares as of year end.

Shares issued as of December 31, 2025	1,869,533 shares, representing approximately 0.42% of our total issued and outstanding shares.

Total DSUs outstanding as of December 31, 2025	Total DSUs outstanding of 160,143 as of year-end 2025 represented approximately 0.04% of our total issued and outstanding shares.

Shares available for issue as of December 31, 2025	4,458,802 shares, representing approximately 1.00% of our total issued and outstanding shares.

Types of equity-based awards that may be issued	Deferred share units (DSUs)

Types of deferrals	Annual base salary as well as annual/long-term incentive awards.

Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.

Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.

Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.

Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Page A-4	Management Proxy Circular and Notice of Annual Meeting of Shareholders

The following table provides information as of the end of each year indicated related to the deferred compensation plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2025	2024	2023

Share usage – the total number of shares issued pursuant to DSUs in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.004%	0.003%	0.008%

Burn rate – the total number of DSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.001%	0.003%	0.002%

Potential Dilution – the total number of all DSUs available for issue, divided by the total weighted average of common shares outstanding during the year	1.029%	1.029%	1.005%

Full Dilution – the total number of all DSUs available for issue plus all DSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all DSUs outstanding and available for issue	1.018%	1.019%	0.995%

Employee Stock Purchase Plans

Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.

Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.

Maximum number of shares issuable	20,388,909 shares (comprised of 14,633,208 for U.S. employee stock purchase plan and 5,755,701 for global employee stock purchase plan), representing approximately 4.58% of our total issued and outstanding shares as of year-end.

Shares issued as of December 31, 2025	16,410,228 shares, representing approximately 3.69% of our total issued and outstanding shares.

Shares available for issue as of December 31, 2025	3,978,681 shares, comprised of 1,930,238 shares for the U.S. ESPP and 2,048,443 for the global ESPP, representing approximately 0.89% of our total issued and outstanding shares (0.43% for the U.S. ESPP and 0.46% for the global ESPP).

Types of equity-based awards that may be issued	• Common shares

ESPP—key terms	• The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.

•

On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the Nasdaq on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

•

A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

•

Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.

Transfers and assignments	Not possible other than by the laws of descent and distribution.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page A-5

The following table provides information as of the end of each year indicated related to the ESPP’s share usage, burn rates, potential dilution and full dilution.

	As of December 31,

	2025	2024	2023

Share usage – the total number of common shares issued under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.04%	0.04%	0.05%

Burn rate – the total number of common shares granted under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.04%	0.04%	0.05%

Potential Dilution – the total number of all common shares available for issue under the ESPP, divided by the total weighted average of common shares outstanding during the year	0.89%	0.93%	0.94%

Full Dilution – the total number of all common shares available for issue under the ESPP plus all common shares outstanding under the ESPP, divided by the weighted average of common shares outstanding during the year plus all common shares outstanding and available for issue under the ESPP	0.88%	0.92%	0.93%

Page A-6	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Appendix B – Shareholder Proposal

The following proposal has been submitted by the B.C. Government and Service Employees’ Union General Fund and the B.C. Government and Service Employees’ Union Defence Fund of 4911 Canada Way, Burnaby, British Columbia V5G 3W3, Canada, for consideration at the annual meeting of shareholders.

The proposal and the supporting statement represent the views of the shareholder submitting it. Thomson Reuters is required by law to include the following proposal, and the related supporting statement, in its Proxy Circular without alteration. Thomson Reuters’ response below addresses the substantive request set out in the resolution: namely, a request to commission an independent human rights impact assessment.

The Board of Directors’ response, including its recommendation to vote AGAINST the proposal, follows the proposal.

Shareholder Proposal

Thomson Reuters (TRI) faces renewed controversy for the use of its products by U.S. Department of Homeland Security (DHS) and Immigration and Customs Enforcement (ICE). Its products and data, which aggregate billions of private and public records, are integral to ICE’s ability to track, detain, and carry out the largest deportation in U.S. history. In March 2026, TRI had over US$40 million in contracts and subawards for risk mitigation services, CLEAR®, and licence plate recognition (LPR) technology.

ICE’s immigration enforcement activities are the subject of multiple lawsuits in response to credible reports of unlawful and improper detentions, due process violations, surveillance of citizens, and deaths.1 Technology and data used by DHS will likely be subject to litigation. Technology providers Capgemini and Stantec have begun divesting or terminating DHS service contracts, signaling a shift in corporate risk appetite.

TRI faces compounding legal, reputational, and governance risks. TRI’s employees have spoken out publicly,2 which could impact TRI’s ability to deliver on its goals.

TRI maintains its technology is not used for deportations. However, its products and data are being integrated with and into new products and offerings, including more invasive high-risk surveillance technologies with less oversight.3,4 This could expose TRI and its investors to new, unforeseeable, or difficult to contain risks.5

GenAI litigation including product liability is increasing, representing a growing category of uninsured risk.6 Norges Bank says high-risk AI systems should be subject to additional controls, independent verification and regular audits.

Currently:

•	LPR Mobile Companion is integrated into CLEAR® and its unprecedented scale and capabilities are changing “how immigration enforcement operates”.[7] It is used by ICE’s deportation division.[8]

•	Penlink’s warrantless phone-tracking data is integrated into CLEAR®. Penlink faces allegations of violating privacy and constitutional rights.[9]

•

DHS has required TRI’s products to be interoperable with Palantir systems.[10] One app, Enhanced Lead Identification and Targeting (ELITE) integrates TRI data, enabling mapping of targets for detention[11] with allegations of misuse.[12],[13]

In 2022, TRI committed to align with the UN Guiding Principles on Business and Human Rights (UNGPs). Investors are provided limited disclosure on due diligence efforts, including audits, impeding their ability to measure adequacy and effectiveness.

Per the UNGPs, and given harms can emerge from the interaction of multiple technologies, companies must conduct due diligence on:

•	actual and potential impacts including where data may be accessed, used or repurposed

[1]	https://www.nytimes.com/live/2026/01/28/us/minneapolis-shooting-ice-minnesota
[2]	https://www.nytimes.com/2026/03/11/technology/thomson-reuters-ice-minnesota.html
[3]	https://www.migrationpolicy.org/article/trump-ice-data-surveillance
[4]	https://fedscoop.com/dhs-surveillance-technology-ai-funding-document-spyware/
[5]	https://papers.ssrn.com/sol3/papers.cfm?abstract_id=6345099
[6]	https://riskandinsurance.com/traditional-insurance-leaves-enterprises-exposed-as-ai-liability-claims-surge/
[7]	https://www.biometricupdate.com/202511/ices-license-plate-app-quietly-expands-a-nationwide-surveillanceweb
[8]	https://www.404media.co/this-app-lets-ice-track-vehicles-and-owners-across-the-country/
[9]	https://www.business-humanrights.org/en/latest-news/texas-state-police-expands-surveillance-with-penlinks-controversial-technology-raising-privacy-concerns/
[10]	https://oaklandprivacy.org/wp-content/uploads/2017/10/LSJ_Final.pdf
[11]	https://www.404media.co/how-thomson-reuters-powers-ice-and-palantir/
[12]	https://www.404media.co/this-app-lets-ice-track-vehicles-and-owners-across-the-country/
[13]	https://law.justia.com/cases/federal/districtcourts/oregon/ordce/3:2025cv02083/190309/15/

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page B-1

•	beyond original intent; and

•	direct and indirect impacts, including from business relationships.

RESOLVED: Shareholders request the Board commission an independent human rights impact assessment evaluating the extent to which TRI’s products may contribute to adverse human rights impacts when used by law enforcement agencies, including when TRI’s products are combined with other surveillance technologies. The assessment should address reasonably foreseeable risks arising from aggregated or integrated use of surveillance tools by law enforcement or immigration authorities and recommend measures to mitigate such risks. The report should be publicly available, subject to confidentiality and competitive considerations.

The Board of Directors recommends voting AGAINST the proposal for the following reasons:

The Board believes that Thomson Reuters’ existing policies and practices appropriately address the resolution’s request. An additional independent assessment would be duplicative and an inefficient use of shareholder resources. Thomson Reuters has established a robust human rights governance framework aligned with international standards and conducts a regular company-wide human rights saliency assessment (HRSA) and human rights impact assessment (HRIA). Thomson Reuters undertakes a comprehensive HRSA/HRIA review, partnering with expert consultants to evaluate risks, develop actionable recommendations and create a roadmap for ongoing improvement and recently completed a major milestone HRSA/HRIA. We intend to disclose key findings of the most recent HRSA/HRIA on our website, in line with previous assessments.

Our Established Human Rights Governance

Our commitment to respecting human rights is evidenced by Thomson Reuters’ established human rights governance framework that is aligned with internationally recognized standards. Thomson Reuters has management-level accountability for human rights with a Human Rights Steering Committee that is co-chaired by our Chief Legal Officer and Chief People Officer. This cross-functional body is responsible for embedding human rights awareness and accountability across the enterprise.

In 2022, Thomson Reuters formally aligned with the United Nations Guiding Principles on Business and Human Rights (UNGPs), further strengthening our longstanding commitment to the United Nations Global Compact, the United Nations Declaration on Human Rights, and other international standards. Importantly, Thomson Reuters has already engaged independent, external expertise to conduct its HRSA/HRIAs. The UNGPs are the global standard for preventing and addressing the risk of adverse impacts on human rights linked to business activity, and they provide the internationally accepted framework for enhancing standards and practices about business and human rights.

Under this framework, we conduct company-wide HRSA/HRIAs every three years and, as discussed in more detail below, we recently completed our second assessment with a major milestone HRSA/HRIA. We have also engaged legal counsel with expertise in ESG matters for ongoing work. The Human Rights Steering Committee has oversight of these HRSA/HRIAs and reports on the same to the Corporate Governance Committee of our Board, which has overall oversight of ESG.

In March 2023, Thomson Reuters released a Human Rights Policy, underscoring our commitment to human rights, which sets out our approach to identifying, assessing and managing human rights impacts across our operations, products and services. This policy is regularly reviewed and updated by the Human Rights Steering Committee.

Human Rights Impact Assessment

In 2025, we completed our second HRSA/HRIA assessment of our global operations, services and products, including our investigative solutions. We partnered with a specialized strategy consultancy with expertise in human rights and responsible innovation (who also conducted our first assessment) and with outside legal counsel to assist us with ongoing assessments. The engagement of these external experts enhances objectivity and brings industry-leading best practices to our assessment process. Additional assessment activity will be undertaken in 2026 and beyond.

From the HRSA/HRIA, Thomson Reuters received an analysis of the Company’s human rights risks, changes since the last HRSA/HRIA (conducted in 2021 and 2022) and an assessment of the degree to which these risks and impacts are being managed. The Human Rights Steering Committee reviewed these recommendations, discussed them with management and the independent consultant and ultimately developed a three-year roadmap, which is aligned to the expectations of the UNGPs. The committee is responsible for overseeing the implementation of the roadmap across the enterprise and monitoring progress and effectiveness of our human rights strategy against this roadmap.

We expect to disclose the key findings of our most recent HRSA/HRIA on our website, demonstrating our commitment to transparency with shareholders and other stakeholders. We will also share information about our ongoing human rights efforts in our Social Impact & ESG Report (which is posted annually on the Thomson Reuters website), our Annual Report, our Management Proxy Circular and through other public disclosures. This disclosure framework provides shareholders access to meaningful information about our human rights performance.

Page B-2	Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our human rights efforts are also reflected in other policies and reporting, including in our Code of Business Conduct and Ethics, Supply Chain Ethical Code and Modern Slavery Act Statements.

Supporting Communities and Societies

We continue to work with our customers in federal, state and local government agencies in the United States and other countries, providing products and services that support investigations into areas of national security and public safety, such as child exploitation, human trafficking, narcotics and weapons trafficking and financial crime. In time-sensitive investigations — a missing child, an active crime scene, a drug interception — our tools provide law enforcement with rapid access to critical information. This is demonstrated through our Everyday Heroes program, which highlights how our products and services have been used to find abducted children, stop exploitation, and save lives.

We do not believe that providing investigative solutions to law enforcement agencies for these purposes is inconsistent with our human rights commitments. Further, in accordance with our human rights governance frameworks—

•	We take seriously the legality and legitimacy of our products. Use of these products and services must comply with applicable laws, rules, and limitations on permissible uses.

•	We maintain a robust credentialing and compliance program for our investigative solutions, including CLEAR, that validates permissible use.

•

We perform routine customer audits, conduct ongoing monitoring of potentially suspicious activity, require a compliance acknowledgment upon each customer log in, and more. If misuse is detected, we will take immediate action, up to and including terminating customer accounts. We remain confident in these controls.

•

Our investigative solutions, including CLEAR, are not surveillance tools. We sell our products and services to law enforcement and other government agencies as investigative solutions. The data we provide — such as court and property records — is publicly available or licensable directly from aggregators.

•

Our investigative solutions may not be used as a factor in establishing a consumer’s eligibility for credit, insurance, employment, or for any other purpose governed under the Fair Credit Reporting Act.

In evaluating the potential human rights impacts from the end-use of our products and services, Thomson Reuters does not limit its analysis to compliance with domestic law. Thomson Reuters also considers international human rights norms and standards, including our alignment to the UNGPs, the International Bill of Human Rights, the core International Labour Organization conventions, and the UN Global Compact. In situations where an end-user’s use of our products, while in compliance with domestic law, may run counter to these international human rights norms and standards, the matter would be thoroughly investigated and actioned as appropriate.

For the foregoing reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

Management Proxy Circular and Notice of Annual Meeting of Shareholders	Page B-3

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